Exhibit 99.1

(Subject to Completion, Dated August 15, 2013)

[—], 2013

Dear Murphy Oil Corporation Stockholder:

I am pleased to report that the previously announced repositioning of Murphy Oil Corporation (“Murphy Oil”) through the separation of its subsidiary, Murphy USA Inc. (“Murphy USA”), from our remaining businesses is expected to become effective on August 30, 2013, on which date Murphy USA, a Delaware corporation, will become an independent public company and will hold, through its subsidiaries, the assets and liabilities associated with Murphy Oil’s U.S. marketing business (as defined herein).

The separation will be completed by way of a pro rata distribution of all the outstanding shares of Murphy USA common stock to our stockholders of record as of 5:00 p.m. New York City time, on August 21, 2013, the distribution record date. Each Murphy Oil stockholder of record will receive one share of Murphy USA common stock for every four shares of Murphy Oil common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the distribution, stockholders may request that their shares of Murphy USA common stock be transferred to a brokerage or other account at any time. No fractional shares of Murphy USA common stock will be issued. The distribution agent for the distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution.

Murphy Oil has received a private letter ruling from the Internal Revenue Service to the effect that, among other things, the distribution of Murphy USA’s common stock to Murphy Oil stockholders, together with certain related transactions, will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes. However, any cash that you receive in lieu of fractional shares generally will be taxable to you. You should consult your tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws. The separation is also subject to other conditions as described in the enclosed information statement.

The distribution does not require stockholder approval, nor do you need to take any action to receive your shares of Murphy USA common stock. Murphy Oil’s common stock will continue to trade on the New York Stock Exchange under the ticker symbol “MUR.” Murphy USA is authorized to list its shares of common stock on the New York Stock Exchange under the ticker symbol “MUSA.”

The enclosed information statement, which we are mailing to all Murphy Oil stockholders, describes the separation in detail and contains important information about Murphy USA, including its historical combined financial statements. We urge you to read this information statement carefully.

We want to thank you for your continued support of Murphy Oil.

Sincerely,

Steven A. Cossé

President and Chief Executive Officer

[—], 2013

Dear Future Murphy USA Stockholder:

It is our pleasure to welcome you as a future stockholder of Murphy USA Inc. Upon separation from Murphy Oil Corporation, we will be a stand-alone company focused primarily on the marketing of retail fuel products and convenience merchandise. While we will be a new company following the separation, our business has a strong history of financial and operating performance. We operate through a chain of 1,179 retail fuel stations in 23 states throughout the Southern and Midwestern United States, as of June 30, 2013. We own the majority of our sites, and most of our locations are adjacent to Walmart stores. Our business will also include certain midstream assets, including product distribution terminals and pipeline positions.

We believe that by continuing to grow with Walmart and focusing on our low price, high volume fuel retail strategy we are ideally positioned to expand our presence in the large and growing demographic of value-oriented consumers. We seek to drive value by generating high returns at our kiosks, through low operating, overhead and capital costs, and utilizing our midstream business to gain a fuel cost advantage. While fuel prices and margins will be volatile, we expect to put in place a capital structure that will allow us to invest through the cycle and provide long-term growth to our stockholders.

We are authorized to list our shares of common stock on the New York Stock Exchange under the ticker symbol “MUSA.”

Our management team is excited about the opportunities ahead of us, and we are committed to unlocking the full potential of Murphy USA. We invite you to learn more about our company and our plans by reading the enclosed material and look forward to updating you on our progress.

Sincerely,

R. Andrew Clyde

President and Chief Executive Officer

Murphy USA Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated August 15, 2013)

Information Statement

Murphy USA Inc.

Common Stock

Murphy Oil Corporation (“Murphy Oil”) is furnishing this Information Statement in connection with the distribution to Murphy Oil stockholders of all of the common stock of Murphy USA Inc. (“Murphy USA”) owned by Murphy Oil, which will be 100 percent of such common stock outstanding immediately prior to the distribution. Murphy USA is currently a wholly owned subsidiary of Murphy Oil and at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with Murphy Oil’s U.S. marketing business (as defined herein).

To implement the distribution, Murphy Oil will distribute the shares of Murphy USA common stock on a pro rata basis to the holders of Murphy Oil common stock. Each holder of Murphy Oil common stock will receive one share of common stock of Murphy USA for every four shares of Murphy Oil common stock held at 5:00 p.m. New York City time on August 21, 2013, the record date for the distribution.

The distribution is expected to be completed after the New York Stock Exchange (“NYSE”) market closing on August 30, 2013. Immediately after Murphy Oil completes the distribution, Murphy USA will be an independent, publicly traded company. We expect that, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income in connection with the distribution, except with respect to any cash received in lieu of fractional shares.

No vote of Murphy Oil stockholders is required in connection with this distribution. Murphy Oil stockholders will not be required to pay any consideration for the shares of Murphy USA common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Murphy Oil common stock or take any other action in connection with the distribution.

As Murphy Oil owns all of the outstanding shares of Murphy USA’s common stock, there currently is no public trading market for Murphy USA common stock. We are authorized to list Murphy USA’s shares of common stock on the NYSE under the ticker symbol “MUSA.” We anticipate that a limited market, commonly known as a “when-issued” trading market, for Murphy USA’s common stock will commence on August 19, 2013 and will continue up to and including the distribution date. We expect the “regular-way” trading of Murphy USA’s common stock will begin on the first trading day following the distribution date.

In reviewing this Information Statement, you should carefully consider the matters described in “Risk Factors ” beginning on page 17 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is [—], 2013.

Murphy Oil first mailed this Information Statement to Murphy Oil stockholders on or about [—], 2013.

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NOTE REGARDING THE USE OF CERTAIN TERMS

We use the following terms to refer to the items indicated:

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“We,” “us,” “our,” “Company” and “Murphy USA,” unless the context requires otherwise, refer to Murphy USA Inc., the entity that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with Murphy Oil’s U.S. marketing business, as defined below, and whose shares Murphy Oil Corporation will distribute in connection with the separation. Where appropriate in context, the foregoing terms also include the subsidiaries of this entity; the use of these terms may be used to describe Murphy Oil’s U.S. marketing business prior to completion of the separation.

•

The term “U.S. marketing business” refers to Murphy Oil Corporation’s U.S. retail fueling and related merchandise marketing operations, together with wholesale midstream and ethanol assets. The term “U.S. marketing business” does not include any liabilities arising out of refineries and related facilities previously owned by Murphy Oil Corporation through its subsidiaries, which liabilities will be retained by Murphy Oil Corporation but are accounted for as discontinued operations in the combined financial statements included elsewhere in this Information Statement.

•

Except where the context otherwise requires, the terms “Murphy Oil Corporation” and “Murphy Oil” refer to Murphy Oil Corporation, the entity that owns Murphy USA prior to the separation and after the separation will be a separately traded public company consisting primarily of its exploration and production operations.

•

Except where the context otherwise requires, the term “distribution” refers to the distribution of all of the shares of Murphy USA common stock owned by Murphy Oil Corporation to stockholders of Murphy Oil Corporation as of the record date.

•

The term “separation” refers to the separation of the U.S. marketing business from Murphy Oil Corporation and the creation of an independent, publicly traded company, Murphy USA, holding the assets and liabilities of the U.S. marketing business through its subsidiaries immediately following the distribution.

•	The term “distribution date” means the date on which the distribution occurs.

Murphy Oil owns, and at the time of the separation will own, the rights to certain trademarks incorporating the term “Murphy,” including “Murphy USA,” to which we have or will have rights in the United States and other countries. This Information Statement also includes other trademarks of Murphy Oil, Murphy USA and other persons. All trademarks or trade names referred to in this Information Statement are the property of their respective owners.

INDUSTRY DATA

The National Association of Convenience Stores report described herein represents data, research opinions or viewpoints published by the National Association of Convenience Stores. The report speaks as of the original publication date (and not as of the date of this Information Statement) and the opinions expressed in the report are subject to change without notice.

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SUMMARY

This summary highlights selected information from this Information Statement relating to Murphy USA, Murphy USA’s separation from Murphy Oil and the distribution of Murphy USA common stock by Murphy Oil to its stockholders. For a more complete understanding of our businesses and the separation and distribution, you should read the entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” beginning on page 16 of this Information Statement, and our audited historical combined financial statements, our unaudited interim historical combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements appearing elsewhere in this Information Statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement, including the combined financial statements of Murphy USA for the three and six months ended June 30, 2013 and 2012 and for the three years ended December 31, 2012, assumes the completion of all the transactions referred to in this Information Statement in connection with the separation and distribution.

Our Business

Upon completion of our separation from Murphy Oil, Murphy USA’s business will consist primarily of marketing of retail motor fuel products and convenience merchandise through a large chain of 1,179 (as of June 30, 2013) retail stations operated by Murphy USA, almost all of which are in close proximity to Walmart stores. Our retail stations are located in 23 states, primarily in the Southern and Midwestern United States. Of our stations, 1,018 are branded Murphy USA and 161 are standalone Murphy Express locations (as of June 30, 2013). Our retail stations under the brand name Murphy USA® participate in the Walmart discount program that we offer at most locations. The Walmart discount program offers a cents-off per gallon purchased for fuel when using specific payment methods as decided by Murphy USA and Walmart. The amount of the discount offered can vary based on many factors, including state laws. Our Murphy Express branded stations are not connected to the Walmart discount program but are similar to the Murphy USA sites in most other ways, including the types of fuel and merchandise offerings available to our customers.

Our business will also include certain midstream assets, including product distribution terminals and pipeline positions. As an independent publicly traded company, we believe we will be a low-price, high volume fuel retailer selling convenience merchandise through low cost kiosks with key strategic relationships and experienced management. At June 30, 2013, we had $1.9 billion in assets. For the year ended December 31, 2012, we generated $19.7 billion in revenues and earned $84 million in net income. For the six months ended June 30, 2013, we generated $9.4 billion in revenue and earned $100 million in net income.

Murphy USA was incorporated in Delaware on March 1, 2013 and will, at the time of the distribution, hold, through its subsidiaries, the assets and liabilities of Murphy Oil’s U.S. marketing business. Murphy USA’s headquarters will be located at 200 Peach Street, El Dorado, Arkansas 71730 and its general telephone number is (870) 875-7600. Our Internet website is www.murphyusa.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this Information Statement.

Elsewhere in this Information Statement we provide a more detailed description of the U.S. marketing business that will be separated from Murphy Oil’s other businesses. Following the separation, Murphy USA will be an independent, publicly traded company. Murphy Oil will not retain any ownership interest in Murphy USA. In connection with the separation, Murphy Oil and Murphy USA will enter into a number of agreements that will govern the relationship between Murphy Oil and Murphy USA following the distribution. See “The Separation” included elsewhere in this Information Statement.

Our business is subject to various risks. For a description of these risks, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Information Statement.

Our Competitive Strengths

Strategic and complementary relationship with Walmart

Of our network of 1,179 retail gasoline stations (as of June 30, 2013), more than 1,000 are situated on prime locations in close proximity to Walmart stores. We believe our proximity to Walmart stores generates significant traffic to our retail stations while our competitively priced gasoline and convenience offerings appeal to our shared customers. We also collaborate with Walmart on a fuel discount program which we believe enhances the customer value proposition as well as the competitive position of both Murphy USA and Walmart with respect to our peers. We began our relationship with Walmart in 1996 and in December 2012 we signed a new agreement that allows us to build approximately 200 new sites on Walmart locations, which we expect to complete over the next three years. We believe Walmart will continue to serve as a strategic partner as we pursue further organic growth opportunities on existing and new Walmart locations in both our core and adjacent geographies.

Winning proposition with value-oriented consumers

Our competitively priced fuel is a compelling offering for value-oriented consumers. Despite a flat long-term outlook in overall gasoline demand, we believe value-oriented consumers represent a growing demand segment. In combination with our high traffic locations, our low gasoline prices drive high fuel volumes and gross profit. In addition, we are an industry leader in per-site tobacco sales with our low-priced tobacco products and total store sales per square foot as we also sell a growing assortment of low-priced convenience items that complement Walmart’s primary in-store product offering.

Low cost retail operating model

We operate our retail gasoline stations with a strong emphasis on fuel sales complemented by a focused convenience offering that allows for a smaller store footprint than many of our competitors. A substantial majority of our stations are standardized 208 or 1,200 square foot kiosks, which we believe have very low capital expenditure and maintenance requirements relative to our competitors. In addition, many of our stations require only one or two attendants to be present during business hours and the majority of our kiosks are located on Company-owned property and do not incur any rent expense. The combination of a focused convenience offering and standardized smaller footprint stores allows us to achieve lower overhead costs, on-site costs and labor costs compared to competitors with a larger store format. According to the 2012 National Association of Convenience Stores’ State of the Industry Survey, we operate at approximately 56% of the average monthly operating costs for top quartile performing stores in the industry. In addition, we operate among the highest industry safety standards and had a Total Recordable Incident Rate (TRIR) and Days Away from Work (DAW) rate that was substantially lower than the industry averages in 2011 using the most current published data by the Bureau of Labor Statistics. Our focus on safety and cost advantages translate into a lower fuel breakeven requirement that allows us to weather extended periods of lower fuel margins.

Advantaged fuel supply

We source fuel at very competitive industry benchmark prices due to the diversity of fuel options available to us in the bulk and rack product markets, our shipper’s status on major pipeline systems, and our access to numerous terminal locations. In addition, we have a strong distribution system in which we utilize a “Best Buy” method that dispatches third-party tanker trucks to the most favorably priced terminal to load products for each Murphy USA site, further reducing our fuel product costs. By participating in the broader fuel supply chain, we believe our business model provides upside exposure to opportunities to enhance margins and volume. For example, we anticipate being able to increase revenue by selling Renewable Identification Numbers (RINs) generated by ethanol and bio-diesel blending, because we have the capability to source our fuel directly at the terminals and then blend the fuel ourselves, allowing us to generate RINs in the process that we can then sell at prices that fluctuate from time to time but we generally view as upside potential that adds to our future revenues.

We also believe we can increase volumes by shifting non-contractual wholesale volumes to higher margin retail sales. Our participation in the broader fuel supply chain provides us with added flexibility, especially during periods of significant price volatility.

Resilient financial profile

Our predominantly fee-simple asset base, ability to generate attractive gross margins through our low price, high volume strategy, and our low overhead costs should help us to endure prolonged periods of commodity price volatility and compressed fuel margins. To support our operating model, in connection with the separation, we intend to incur a modest amount of leverage through a new credit facility, the expected borrowing of term loans thereunder and issuance of senior unsecured notes. We expect that our strong cash position and availability under our credit facility will provide us with a significant level of liquidity to help maintain a disciplined growth capital expenditure program through periods of both high and low fuel margins.

Our Business Strategy

Grow organically with Walmart

We intend for our relationship with Walmart to be a key driver of our organic growth over the next several years. We expect to build approximately 200 sites in core markets on or near Walmart locations over the next three years and are evaluating opportunities for additional growth beyond those locations. Approximately 950 of our locations currently participate in our fuel discount program with Walmart which reinforces Walmart’s low price philosophy. In addition, in the near term, we will seek to rebrand additional Murphy Express sites as Murphy USA and connect these sites to the fuel discount program. We will continue to work with Walmart on the implementation and improvement of the fuel discount program as we believe it is an effective promotional tool for maximizing fuel volumes and investment returns.

Enhance kiosk economics to improve investment returns

We plan to continuously evaluate our kiosk strategy in an effort to maximize our site economics and return on investment. As part of that strategy, we are continually refining our new 1,200 square foot kiosk design to create a foundation for increasing higher-margin non-tobacco sales and diversifying our merchandise offerings. For example, we continue to tailor our product offerings to complement the retail selection within Walmart stores, such as by offering products in a variety of quantities and sizes, or stock keeping units (SKUs), which are more convenience-oriented. By implementing new merchandizing, space management and workforce planning capabilities, we expect to further optimize merchandise revenue, labor needs and overall site returns.

Improve functional infrastructure to lower overhead costs

We believe we will be better positioned to manage our cost structure, execute a more scalable business model and implement certain technology and business efficiency initiatives as an independent company. In order to do this successfully, we will focus heavily on the development of our employees and foster a high performance culture where incentives are aligned with business performance. We believe that through our planned growth and efficiency initiatives, we can achieve reductions in overhead costs to support an overall improvement in our site returns.

Focus midstream participation

We plan to continue to focus our midstream efforts on activities that enhance our ability to be a low price retail fuel leader, by optimizing our fuel supply contracts to capitalize on market dynamics whenever possible and minimizing physical midstream asset ownership. We also intend to allocate capital and human resources only to midstream assets that provide a specific retail advantage. In considering strategic alternatives for midstream assets that do not directly benefit our retail operations, such as our ethanol production facilities, we intend to pursue actions that will maximize shareholder value and enhance our ability to execute on our planned retail strategy after our separation from Murphy Oil.

Focus on long-term investment

We maintain a portfolio of fee-simple assets and we intend to establish an appropriate debt structure in connection with the separation that will allow us to be resilient during times of fuel price and margin volatility. We believe our strong financial position should allow us to profitably execute on our low-cost, high volume retail strategy and our organic growth strategy through periods of both high and low fuel margins. Furthermore, we will consider all alternatives for returning excess earnings or capital with a focus on maximizing shareholder value.

The Separation

Overview

On October 16, 2012, the board of directors of Murphy Oil approved a plan to distribute to its stockholders all of the shares of common stock of Murphy USA. Murphy USA is currently a wholly owned subsidiary of Murphy Oil and at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with Murphy Oil’s U.S. marketing business. On August 7, 2013, the Murphy Oil board of directors approved the separation, which will be achieved through the distribution of 100% of the outstanding capital stock of Murphy USA to holders of Murphy Oil common stock on the record date of August 21, 2013. Murphy Oil holders of record will receive one share of Murphy USA common stock for every four shares of Murphy Oil common stock. The distribution is expected to be completed on August 30, 2013. Immediately following the distribution, Murphy Oil stockholders as of the record date will own 100 percent of the outstanding shares of common stock of Murphy USA. Following the separation, Murphy USA will be an independent, publicly traded company, and Murphy Oil will retain no ownership interest in Murphy USA.

Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Murphy Oil to effect the separation and provide a framework for our relationship with Murphy Oil after the separation. These agreements will provide for the allocation between Murphy USA and Murphy Oil of Murphy Oil’s assets, liabilities and obligations subsequent to the separation (including with respect to transition services, employee matters, real and intellectual property matters, tax matters and certain other matters). Murphy USA and Murphy Oil will also enter into a Transition Services Agreement which will provide for various corporate services.

The Murphy Oil board of directors believes separating the U.S. marketing business from Murphy Oil’s exploration and production business through the distribution is in the best interests of Murphy Oil and its stockholders and has concluded the separation will provide Murphy Oil and Murphy USA with a number of opportunities and benefits, including the following:

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Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own market and opportunities. The separation of the U.S. marketing business from the exploration and production business will enable Murphy Oil and Murphy USA to perform and operate in a manner that is consistent with current internal and external views of the businesses. The management of each resulting corporate group will be able to concentrate on its core concerns and growth opportunities, and will have increased flexibility to design and implement corporate policies and strategies based on the characteristics of its business.

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Resource Allocation and Capital Deployment. Allow each company to allocate resources and deploy capital in a manner consistent with its own priorities. Transactions that are not available to Murphy Oil or Murphy USA while Murphy USA remains integrated with Murphy Oil will be available once the two businesses are separated. Both businesses will have direct access to the debt and equity capital markets to fund their respective growth strategies. In the exploration and production business, changes in the business environment, such as increased competition from national oil companies, require a faster and more flexible response to emerging opportunities. As an independent exploration and production business, Murphy Oil will have greater flexibility to respond to changing markets and new opportunities. Similarly, Murphy USA will be better positioned to meet the changes in demand in the downstream retail fueling sector.

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Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their respective financial characteristics and make investment decisions based on those characteristics. Analysts who currently track the performance of Murphy Oil specialize primarily in exploration and production businesses. Because investors and analysts underemphasize the U.S. retail fuel business in making investment decisions and preparing analyses of Murphy Oil, the current integration of Murphy Oil’s exploration and production business and U.S. marketing business interferes with the ability of investors and analysts to properly value the two businesses. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in retail fueling companies will have the opportunity to acquire stock of Murphy USA as an independent U.S. marketing business. As a result, the separation may result in a combined post-separation trading value in excess of the current trading value of Murphy Oil.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. For more information, see “Risk Factors—Risks Relating to the Separation” and “The Separation—Conditions to the Distribution” included elsewhere in this Information Statement.

Questions and Answers About the Separation and Distribution

Q:	Why is Murphy Oil separating the U.S. marketing business?

A:	Murphy Oil’s board of directors and management believe separating the U.S. marketing business will have the following benefits: it will enable (1) the management team of each company to focus on its own strategic priorities with financial targets that best fit its own market and opportunities; (2) each company to allocate resources and deploy capital in a manner consistent with its own priorities; and (3) investors, both current and prospective, to value the two companies based on their respective financial characteristics and make investment decisions based on those characteristics.

Q:	How will Murphy Oil accomplish the separation of Murphy USA?

A:	The separation involves Murphy Oil’s distribution to its stockholders of all the shares of our common stock. Following the distribution, we will be a publicly traded company independent from Murphy Oil, and Murphy Oil will not retain any ownership interest in our Company.

Q:	What will I receive in the distribution?

A:	Murphy Oil will distribute one share of Murphy USA common stock for every four shares of Murphy Oil common stock outstanding as of the record date. You will pay no consideration nor give up any portion of your Murphy Oil common stock to receive shares of our common stock in the distribution.

Q:	What is the record date for the distribution, and when will the distribution occur?

A:	The record date is August 21, 2013, and ownership will be determined as of 5:00 p.m., New York City time, on that date. When we refer to the “record date,” we are referring to that time and date. Murphy Oil will distribute shares of Murphy USA common stock on August 30, 2013, which we refer to as the distribution date.
Q:	As a holder of shares of Murphy Oil common stock as of the record date, what do I have to do to participate in the distribution?

A:	Nothing. Stockholders of Murphy Oil common stock on the record date are not required to pay any cash or deliver any other consideration, including any shares of Murphy Oil common stock, for the shares of our common stock to be distributed to them. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy.

Q:	Why is no stockholder vote required to approve the separation and its material terms?

A:	Murphy Oil is incorporated in Delaware. Delaware law does not require a shareholder vote to approve the separation because the separation does not constitute a sale, lease or exchange of all or substantially all of the assets of Murphy Oil.

Q:	How will fractional shares be treated in the separation?

A:	Murphy Oil will not distribute any fractional shares of Murphy USA common stock to Murphy Oil stockholders. Fractional shares of Murphy USA common stock to which Murphy Oil stockholders of record would otherwise be entitled will be aggregated into whole shares and sold in the open market at prevailing prices by the distribution agent for the distribution. The net cash proceeds from the sales will be distributed pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its tax advisor as to such stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	If I sell my shares of Murphy Oil common stock before or on the distribution date, will I still be entitled to receive Murphy USA shares in the distribution with respect to the sold shares?

A:	Beginning on August 19, 2013 and continuing up to and including the distribution date, we expect there will be two markets in Murphy Oil common stock: a “regular-way” market and an “ex-distribution” market. Shares of Murphy Oil common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock to be distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock to be distributed in the distribution, so that holders who initially sell Murphy Oil shares ex-distribution will still be entitled to receive shares of our common stock even though they have sold their shares of Murphy Oil common stock after the record date. Therefore, if you owned shares of Murphy Oil common stock on the record date and sell those shares on the regular-way market before the distribution date, you will also be selling the right to receive the shares of our common stock that would have been distributed to you in the distribution. If you own shares of Murphy Oil common stock at 5:00 p.m. New York City time on the record date and sell these shares in the ex-distribution market on any date up to and including the distribution date, you will still receive the shares of our common stock that you would be entitled to receive in respect of your ownership of the shares of Murphy Oil common stock that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Murphy Oil common stock prior to or on the distribution date.

Q:	Will the distribution affect the number of shares of Murphy Oil I currently hold?

A:	No, the number of shares of Murphy Oil common stock held by a stockholder will be unchanged. The market value of each Murphy Oil share, however, will decline to reflect the impact of the distribution.
Q:	What are the U.S. federal income tax consequences of the distribution of shares of Murphy USA common stock to U.S. stockholders?

A:	Murphy Oil has received a private letter ruling from the U.S. Internal Revenue Service (“IRS”), and expects to obtain an opinion of counsel, to the effect that the distribution will qualify under the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” as a transaction that is tax-free both to Murphy Oil and to its shareholders. On the basis the distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the distribution, except with respect to any cash received in lieu of fractional shares. Murphy Oil may waive the condition that requires it to obtain the opinion of counsel discussed above. If, prior to the distribution date, there is a change in tax consequences that would be material to Murphy Oil or its shareholders, such change would be described in an amendment to the Form 10 of which this Information Statement forms a part.

You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information regarding the material U.S. federal income tax consequences of the distribution and a description of the private letter ruling and the tax opinion that Murphy Oil expects to receive, see the summary under “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	How will I determine the tax basis I will have in my Murphy Oil shares after the distribution and the Murphy USA shares I receive in the distribution?

A:

Generally, for U.S. federal income tax purposes, your aggregate basis in your shares of Murphy Oil common stock and the shares of Murphy USA common stock you receive in the distribution (including any fractional shares for which cash is received) will equal the aggregate basis of Murphy Oil common stock held by you immediately before the distribution. This aggregate basis should be allocated between your shares of Murphy Oil common stock and the shares of Murphy USA common stock you receive in the distribution (including any fractional shares for which cash is received) in proportion to the relative fair market value of each immediately following the distribution. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	Will I receive a stock certificate for Murphy USA shares distributed as a result of the distribution?

A:	No. Registered holders of Murphy Oil common stock who are entitled to participate in the distribution will receive a book-entry account statement reflecting their ownership of Murphy USA common stock. For additional information, registered stockholders in the United States, Canada or Puerto Rico should contact Murphy Oil’s transfer agent, Computershare Trust Company, N.A., in writing at 250 Royall St Canton, MA 02021, Toll Free 1-877-373-6374 or through its website at www.computershare.com/investor. Stockholders from outside the United States, Canada and Puerto Rico may call 1-781-575-2879. See “The Separation—When and How You Will Receive the Distribution of Murphy USA Shares.”

Q:	What if I hold my shares through a broker, bank or other nominee?

A:	Murphy Oil stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with Murphy USA common stock. For additional information, those stockholders should contact their broker or bank directly.
Q:	What if I have stock certificates reflecting my shares of Murphy Oil common stock? Should I send them to the transfer agent or to Murphy Oil?

A:	No, you should not send your stock certificates to the transfer agent or to Murphy Oil. You should retain your Murphy Oil stock certificates.

Q:	Can Murphy Oil decide to cancel the distribution of the Murphy USA common stock even if all the conditions have been met?

A:	Yes. Murphy Oil has the right to terminate the distribution at any time prior to the distribution, even if all of the conditions to the distribution are satisfied.

Q:	Will Murphy USA incur any debt prior to or at the time of the separation?

A:	Yes. We intend to enter into new financing arrangements in anticipation of the separation and distribution. We expect to incur $650 million of new debt, which we intend to use in part to fund a cash dividend to Murphy Oil immediately prior to the separation. See “The Separation—Incurrence of Debt.”

Following the separation, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from Murphy Oil’s other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors—Risks Relating to the Separation.”

Q:	Does Murphy USA intend to pay cash dividends?

A:	The declaration and amount of all future dividends will be determined by our board of directors and will depend on our financial condition, earnings, cash flows, capital requirements, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. See “Dividend Policy.”

Q:	Will Murphy USA common stock trade on a stock market?

A:	Yes. Currently, there is no public market for our common stock. We are authorized to list Murphy USA’s shares of common stock on the NYSE under the ticker symbol “MUSA.” We cannot predict the trading prices for our common stock when such trading begins.

Q:	Will my shares of Murphy Oil common stock continue to trade?

A:	Yes. Murphy Oil common stock will continue to be listed and trade on the NYSE under the ticker symbol “MUR.”

Q:	Will the separation affect the trading price of my Murphy Oil stock?

A:	Yes. The trading price of shares of Murphy Oil common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the U.S. marketing business. We cannot provide you with any assurance regarding the price at which the Murphy Oil shares will trade following the separation.

Q:	What will happen to outstanding Murphy Oil stock options, restricted stock units (“RSUs”), performance units, stock appreciation rights, and phantom units?

A:	We expect that incentive compensation awards generally will be treated as follows:

•

Outstanding vested stock options will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Murphy Oil common stock on the date of the separation. Employees of

Murphy USA will have until the earlier of two years from the date of the separation or the stated expiration date of the option to exercise these adjusted options.

•

Any unvested stock options and stock appreciation rights held by employees of Murphy Oil who are not and will not become employees of Murphy USA will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Murphy Oil common stock on the date of the separation.

•

Murphy USA will replace any outstanding unvested stock options and stock appreciation rights held by individuals who are or will become employees of Murphy USA with long-term Murphy USA incentive awards of generally equivalent value.

•	Phantom units will be equitably adjusted to preserve the intrinsic value of each grant on the date of the separation.

•	Non-employee director RSU awards will be equitably adjusted to preserve the intrinsic value of each grant on the date of the separation.

•

RSUs that are held by current employees of Murphy Oil who are not and will not become employees of Murphy USA will be equitably adjusted to preserve the intrinsic value of each grant on the date of the separation.

•

RSUs that are held by current employees of Murphy Oil who are or will become employees of Murphy USA will be equitably adjusted to preserve the intrinsic value of such awards on the date of the separation. These individuals will receive a pro rata number of units earned for performance attained as of the separation, based on the number of months worked in the performance period up to the separation. The balance of the RSUs will be replaced by Murphy USA substitute awards of generally equivalent value. If the performance measures have been satisfied, a committee of Murphy Oil will determine the size of the award, and the individual will be paid the pro-rated award following such determination.

•

Performance units that are held by current employees of Murphy Oil who are not and will not become employees of Murphy USA are valued in cash and will not be adjusted. These individuals will receive a pro rata number of units earned for performance attained as of the separation, based on the number of months worked in the performance period up to the separation. The balance of the performance units will be replaced by Murphy Oil substitute awards of generally equivalent value. If the performance measures have been satisfied, a committee of Murphy Oil will determine the size of the award, and the individual will be paid the pro-rated award following such determination.

•

Performance units that are held by current employees of Murphy Oil who are or will become employees of Murphy USA are valued in cash and will not be adjusted. These individuals will receive a pro rata number of units earned for performance attained as of the separation, based on the number of months worked in the performance period up to the separation. The balance of the performance units will be replaced by Murphy USA substitute awards of generally equivalent value. If the performance measures have been satisfied, a committee of Murphy Oil will determine the size of the award, and the individual will be paid the pro-rated award following such determination.

Q:	What will the relationship between Murphy Oil and Murphy USA be following the separation?

A:	After the separation, Murphy Oil will not own any shares of Murphy USA common stock, and each of Murphy Oil and Murphy USA will be independent, publicly traded companies with their own management teams and Boards of
Directors. However, in connection with the separation, we will enter into a number of agreements with Murphy Oil that, among other things, govern the separation and allocate responsibilities for obligations arising before and after the separation, including, among others, obligations relating to our employees, taxes and real and intellectual property. See “The Separation—Agreements with Murphy Oil Corporation.”

Q:	Will I have appraisal rights in connection with the separation and distribution?

A:	No. Holders of Murphy Oil common stock are not entitled to appraisal rights in connection with the separation and distribution.

Q:	Who is the transfer agent for your common stock?

A:	Computershare Trust Company, N.A.

Q:	Who is the distribution agent for the distribution?

A:	Computershare Trust Company, N.A.

Q:	Who can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of Murphy USA shares, you should contact the distribution agent:

Computershare Trust Company, N.A.

250 Royall St

Canton, MA 02021

Toll Free: 1-877-373-6374

International: 1-781-575-2879

Shareholder Services and ESPP: 1-888-239-5303

Before the separation, if you have questions relating to the separation and distribution, you should contact Murphy Oil at:

Investor Relations

Murphy Oil Corporation

200 Peach Street, P.O. Box 7000

El Dorado, Arkansas 71731

Attention: Barry Jeffery, Vice President

Telephone: (870) 864-6501

Email: bjeffery@murphyoilcorp.com

Summary of the Separation and Distribution

The following is a summary of the material terms of the separation, distribution and other related transactions.

Distributing company	Murphy Oil Corporation, a Delaware corporation. After the distribution, Murphy Oil will not own any shares of Murphy USA common stock.

Distributed company	Murphy USA Inc., a Delaware corporation, is a wholly owned subsidiary of Murphy Oil and, at the time of the distribution, will hold, through its subsidiaries, all of the assets and liabilities of Murphy Oil’s U.S. marketing business. After the distribution, Murphy USA will be an independent, publicly traded company.

Distributed company structure	Murphy USA Inc. is a holding company. At the time of the distribution it will own, directly or indirectly, the shares of a number of subsidiaries operating its businesses. Its main operating company will be Murphy Oil USA, Inc., which is currently the primary operating subsidiary of Murphy Oil’s U.S. marketing business.

Record date	The record date for the distribution is 5:00 p.m. New York City time on August 21, 2013.

Distribution date	The distribution date is August 30, 2013.

Distributed securities	Murphy Oil Corporation will distribute 100 percent of the shares of Murphy USA common stock outstanding immediately prior to the distribution. Based on the approximately 186,906,277 shares of Murphy Oil common stock outstanding on July 31, 2013, and applying the distribution ratio of one share of Murphy USA common stock for every four shares of Murphy Oil common stock, Murphy Oil will distribute approximately 46,726,569 shares of Murphy USA common stock to Murphy Oil stockholders who hold Murphy Oil common stock as of the record date.

Distribution ratio	Each holder of Murphy Oil common stock will receive one share of Murphy USA common stock for every four shares of Murphy Oil common stock held at 5:00 p.m. New York City time on August 21, 2013.

Fractional shares

Murphy Oil Corporation will not distribute any fractional shares of Murphy USA common stock to Murphy Oil stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds, net of brokerage fees and commissions, transfer taxes and other costs after making appropriate deductions of the amounts required to be held for United States federal income tax purposes, if any, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” in this Information Statement.

Distribution method	Murphy USA common stock will be issued only by direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this distribution.

Conditions to the distribution	The distribution is subject to the satisfaction or waiver by Murphy Oil of the following conditions, as well as other conditions described in this Information Statement in “The Separation—Conditions to the Distribution”:

•

The U.S. Securities and Exchange Commission (“SEC”) shall have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, as amended, no stop order suspending the effectiveness of our Form 10 registration statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC and this Information Statement will have been mailed to the holders of Murphy Oil common stock as of the record date.

•	Our common stock to be delivered in the distribution shall have been approved for listing on the NYSE, subject to official notice of issuance.

•

Murphy Oil shall have received a private letter ruling from the IRS (which Murphy Oil has received) and an opinion of counsel, in each case reasonably satisfactory to Murphy Oil, confirming the qualification of the distribution as tax-free to Murphy Oil stockholders for U.S. federal income tax purposes.

•

Any material governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the distribution and to permit the operations of our business after the distribution date substantially as conducted as of the date of the Separation and Distribution Agreement shall have been obtained.

•	No event or development shall have occurred or exist that, in the judgment of Murphy Oil’s board of directors, in its sole discretion, makes it inadvisable to effect the distribution.

•	A credit facility will have been made available to Murphy Oil USA, Inc. by its lenders on terms and in an amount satisfactory to Murphy Oil.

The fulfillment of the foregoing conditions does not create any obligations on Murphy Oil’s part to effect the distribution, and Murphy Oil’s board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Stock exchange listing	We are authorized to list our shares of common stock on the NYSE under the ticker symbol “MUSA.”

Dividend policy	The declaration and amount of all future dividends will be determined by our board of directors and will depend on our financial condition, earnings, cash flows, capital requirements, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. For more information, see “Dividend Policy.”

Transfer agent	Computershare Trust Company, N.A.

U.S. federal income tax consequences	The distribution is intended to qualify for U.S. federal income tax purposes as a transaction that is tax-free both to Murphy Oil and to its shareholders. Murphy Oil shareholders will not recognize gain in connection with the distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the potential U.S. federal income tax consequences to you of the distribution, see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Summary Risk Factors

We are subject to a number of risks, including risks related to the separation, distribution and other related transactions. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.

Risks Relating to the Separation

•	We may not realize the potential benefits from the separation, and our historical combined and pro forma financial information is not necessarily indicative of our future prospects.

•

We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company, and we may experience increased ongoing costs in connection with being an independent public company.

•	Until the distribution occurs, Murphy Oil has sole discretion to change the terms of the distribution in ways that may be unfavorable to us.

•

In connection with our separation from Murphy Oil, Murphy Oil will indemnify us for certain liabilities and we will indemnify Murphy Oil for certain liabilities. If we are required to act under these indemnities to Murphy Oil, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. The Murphy Oil indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Murphy Oil may not be able to satisfy its indemnification obligations to us in the future.

•

After the separation, Murphy Oil’s insurers may deny coverage to us for losses associated with occurrences prior to the separation. Furthermore, there can be no assurance that we will be able to obtain insurance coverage following the separation on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.

•

Following the separation, we will have debt obligations that could restrict our business and adversely impact our financial condition, results of operations or cash flows. In addition, the separation of our business from Murphy Oil may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

•	We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with Murphy Oil.

•

Certain members of our board of directors and management may have actual or potential conflicts of interest because of their ownership of shares of common stock of Murphy Oil and the overlap of a portion of our Board with the board of directors of Murphy Oil.

Risks Relating to Our Business

•

Volatility in the global prices of oil and petroleum products and general economic conditions that are largely out of our control, as well as seasonal variations in fuel pricing, can significantly affect our operating results.

•	Our ability to continue to generate revenue and operating income depends on our continued relationship with Walmart.

•	We are exposed to risks associated with the interruption of supply and increased costs as a result of our reliance on third-party supply and transportation of refined products.

•	Changes in credit card expenses could reduce our gross margin, especially on gasoline.

•	Walmart retains certain rights in its agreements with us, which may adversely impact our ability to conduct our business.

Risks Relating to Our Industry

•	We operate in a highly competitive industry, which could adversely affect us in many ways, including our profitability, our ability to grow, and our ability to manage our businesses.

•	Changes in consumer behavior and travel as a result of changing economic conditions, the development of alternative energy technologies or otherwise could affect our business.

•	Our operations and earnings have been and will continue to be affected by worldwide political developments.

•	Our business is subject to operational hazards and risks normally associated with the marketing of petroleum products.

Risks Relating to Our Common Stock

•

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the distribution.

•	A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

•

Because we do not expect our common stock will be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where they may not meet with offsetting new demand.

•	Provisions in our Certificate of Incorporation and Bylaws to become effective on the distribution date and certain provisions of Delaware law could delay or prevent a change in control of us.

•	We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

•

Our Bylaws will designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees.

•	We may not achieve the intended benefits of having an exclusive forum provision if it is found to be unenforceable.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this Information Statement. Some of these risks relate principally to our separation from Murphy Oil, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock.

Our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to the Separation

We may not realize the potential benefits from the separation, and our historical combined and pro forma financial information is not necessarily indicative of our future prospects.

We may not realize the potential benefits we expect from our separation from Murphy Oil. We have described those anticipated benefits elsewhere in this Information Statement. See “The Separation—Reasons for the Separation.” In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from Murphy Oil, including loss of access to some of the financial, managerial and professional resources from which we have benefited in the past.

Our historical combined and unaudited pro forma condensed combined financial information is not necessarily indicative of our future financial condition, future results of operations or future cash flows, nor does it reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented. In particular, the historical combined financial information is not necessarily indicative of our future financial condition, results of operations or cash flows primarily because of the following factors:

•

Our historical combined financial results reflect allocations of expenses for services historically provided by Murphy Oil, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company.

•

Our working capital requirements historically have been satisfied as part of Murphy Oil’s corporate-wide cash management programs, and our cost of debt and other capital may significantly differ from that reflected in our historical combined financial statements.

•

The historical combined financial information may not fully reflect the costs associated with the separation, including the settlement of intercompany accounts and all costs related to being an independent public company.

•	The historical combined financial information may not fully reflect the effects of certain liabilities that we will incur or assume.

We based the pro forma adjustments on available information and assumptions that may prove not to be accurate. In addition, our unaudited pro forma condensed combined financial information may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma condensed combined financial statements do not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included elsewhere in this Information Statement.

We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company, and we may experience increased ongoing costs in connection with being an independent public company.

We have historically used Murphy Oil’s corporate infrastructure to support our business functions, including information technology systems. The expenses related to establishing and maintaining this infrastructure were spread among all of Murphy Oil’s businesses. Following the separation and after the expiration of the Transition Services Agreement, we will no longer have access to Murphy Oil’s infrastructure, and we will need to establish and maintain our own. We expect to incur costs beginning in 2013 to establish the necessary infrastructure. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Murphy Oil currently performs many important corporate functions for us, including some treasury and payroll, tax administration and compliance, human resources, compensation and benefits, legal and other services. We currently compensate Murphy Oil for many of these services on a cost-allocation basis. Following the separation, Murphy Oil will continue to provide some of these services to us on a transitional basis, generally for a period of up to 18 months, with a possible extension of 6 months, pursuant to a Transition Services Agreement that we will enter into with Murphy Oil. For more information regarding the Transition Services Agreement, see “The Separation—Agreements with Murphy Oil Corporation—Transition Services Agreement.” Murphy Oil may not successfully execute all these functions during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition Services Agreement. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operation and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical combined financial statements or that we have agreed to pay Murphy Oil during the transition period. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations and cash flows.

Currently, we are not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” Following the effectiveness of the registration statement of which this Information Statement forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act, and we expect to be compliant with the applicable requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, in the future, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing the effectiveness of these controls. These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources.

Until the distribution occurs, Murphy Oil has sole discretion to change the terms of the distribution in ways that may be unfavorable to us.

Until the distribution occurs, Murphy USA will be a wholly owned subsidiary of Murphy Oil. Although the distribution and separation was approved by the board of Murphy Oil on August 7, 2013, it remains subject to the satisfaction or waiver of certain conditions, some of which are in the sole and absolute discretion of Murphy Oil. Additionally, Murphy Oil has the sole and absolute discretion to change certain terms of the distribution, which changes could be unfavorable to us. In addition, Murphy Oil may decide at any time prior to the distribution not to proceed with the separation or the distribution.

In connection with our separation from Murphy Oil, Murphy Oil will indemnify us for certain liabilities and we will indemnify Murphy Oil for certain liabilities. If we are required to act under these indemnities to Murphy Oil, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. The Murphy Oil indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Murphy Oil may not be able to satisfy its indemnification obligations to us in the future.

Pursuant to the Separation and Distribution Agreement and certain other agreements with Murphy Oil, Murphy Oil will agree to indemnify us for certain liabilities, and we will agree to indemnify Murphy Oil for certain liabilities, as discussed further in “The Separation—Agreements with Murphy Oil Corporation.” Indemnities that we may be required to provide Murphy Oil are not subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that Murphy Oil has agreed to retain, and under certain circumstances, we may be subject to continuing contingent liabilities of Murphy Oil following the separation. Further, Murphy Oil may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Murphy Oil any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

After the separation, Murphy Oil’s insurers may deny coverage to us for losses associated with occurrences prior to the separation. Furthermore, there can be no assurance that we will be able to obtain insurance coverage following the separation on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.

In connection with the separation, we will enter into agreements with Murphy Oil to address several matters associated with the separation, including insurance coverage. See “The Separation—Agreements with Murphy Oil Corporation.” However, after the separation, Murphy Oil’s insurers may deny coverage to us for losses associated with occurrences prior to the separation. Accordingly, we may be required to temporarily or permanently bear the costs of such lost coverage. In addition, the Separation and Distribution Agreement will provide that following the separation from Murphy Oil, Murphy USA will no longer have insurance coverage under any Murphy Oil insurance policies in connection with events occurring as of or after the distribution. As a result, we will have to obtain our own insurance policies after the distribution is complete. Although we expect to maintain insurance against certain, but not all, hazards that could arise from our operations, we can provide no assurance that we will be able to obtain such coverage or that such coverage will be adequate to protect us from costs incurred with certain events. The occurrence of an event that is not insured or not fully insured could have a material adverse effect on our financial condition, results of operations and cash flows in the future. See “The Separation—Agreements with Murphy Oil Corporation.”

Following the separation, we will have debt obligations that could restrict our business and adversely impact our financial condition, results of operations or cash flows. In addition, the separation of our business from Murphy Oil may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

In connection with the separation, we expect to incur $650 million of new debt, which we intend to use in part to fund a cash dividend to Murphy Oil immediately prior to the separation. This level of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under our outstanding debt;

•

resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;

•

reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations.

We may also incur substantial additional indebtedness in the future.

In addition, the indenture that governs the notes includes, and the credit agreement for our credit facilities will include, restrictive covenants that, subject to certain exceptions and qualifications, restrict or limit our ability and the ability of our restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends, make certain investments, sell certain assets and enter into certain strategic transactions, including mergers and acquisitions. These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise.

Our separation from Murphy Oil may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with Murphy Oil.

The agreements we will enter into with Murphy Oil in connection with the separation will have been negotiated while we were still a wholly owned subsidiary of Murphy Oil. See “The Separation—Agreements with Murphy Oil Corporation.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we will not have had an independent board of directors or a management team independent of Murphy Oil. The terms of the agreements to be negotiated in the context of the separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between Murphy Oil and us. Arm’s-length negotiations between Murphy Oil and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party.

Certain members of our board of directors and management may have actual or potential conflicts of interest because of their ownership of shares of common stock of Murphy Oil and the overlap of a portion of our Board with the board of directors of Murphy Oil.

Ownership by certain of our executive officers and directors of Murphy Oil common stock and/or stock options to purchase Murphy Oil common stock or other equity-based awards could create potential conflicts of interest when these executive officers and directors are faced with decisions that could have different implications for Murphy Oil and us.

In addition, although Murphy Oil and Murphy USA will operate independently of one another, the board of directors of each will have members in common after the separation. The overlap of our board with the board of directors of Murphy Oil could create actual or potential conflicts of interest.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, you and Murphy Oil could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify Murphy Oil for material taxes pursuant to indemnification obligations under the Tax Matters Agreement.

Murphy Oil has received a private letter ruling from the IRS substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a transaction that is generally tax-free to Murphy Oil and its stockholders for U.S. federal income tax purposes, and expects to receive a tax opinion from Davis Polk & Wardwell LLP, counsel to Murphy Oil, to substantially the same effect. The private letter ruling does, and the tax opinion will, rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the private letter ruling nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment. Notwithstanding the private letter ruling and the tax opinion, the IRS could determine the distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines any of the representations, assumptions or undertakings that were included in the request for the private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling. For more information regarding the private letter ruling and the opinion, see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

If the distribution fails to qualify for tax-free treatment, in general, Murphy Oil would be subject to tax as if it had sold the Murphy USA common stock in a taxable sale for its fair market value, and Murphy Oil stockholders who receive shares of Murphy USA common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

In connection with the distribution, we and Murphy Oil will enter into a Tax Matters Agreement that will govern our rights and obligations with respect to our respective tax liabilities. Generally, we and Murphy Oil will indemnify each other for taxes attributable to our respective operations, and we will indemnify Murphy Oil from the failure of the distribution to qualify as a distribution under Section 355 of the Code as a result of a breach of certain representations or covenants by us. If we are required to indemnify Murphy Oil under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities.

We may not be able to engage in desirable strategic or capital-raising transactions following the distribution. In addition, under some circumstances, we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

In the absence of a supplemental private letter ruling from the IRS or an unqualified opinion from a nationally recognized tax advisor, for the two-year period following the distribution, we would be prohibited from carrying out a number of transactions that may otherwise be desirable, including:

•	engaging in any transaction involving a merger, consolidation or other reorganization involving shares of our stock;

•	entering into transactions which would result in one or more persons acquiring stock representing a 40% or greater interest in us;

•	disposing of assets used in the U.S. marketing business (other than our ethanol assets or other asset sales in the ordinary course of business);

•	discontinuing the U.S. marketing business or dissolving or liquidating; and

•	repurchasing shares of our common stock, other than pursuant to open-market purchases to further legitimate business purposes.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business.

Transfer or assignment to us of certain contracts and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.

Transfer or assignment of certain of the contracts and other assets in connection with our separation from Murphy Oil may require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. Some parties may use the requirement of a consent to seek more favorable contractual terms from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of our separation from Murphy Oil. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

Risks Relating to Our Business

Volatility in the global prices of oil and petroleum products and general economic conditions that are largely out of our control, as well as seasonal variations in fuel pricing, can significantly affect our operating results.

Our net income is significantly affected by changes in the margins on retail and wholesale gasoline marketing operations. Oil and domestic wholesale gasoline markets are volatile. General political conditions, acts of war or terrorism, instability in oil producing regions, particularly in the Middle East and South America, and the value of U.S. dollars relative to other foreign currencies, particularly those of oil producing nations, could significantly affect oil supplies and wholesale gasoline costs. In addition, the supply of gasoline and our wholesale purchase costs could be adversely affected in the event of a shortage, which could result from, among other things, lack of capacity at oil refineries, sustained increase in global demand or the fact that our gasoline contracts do not guarantee an uninterrupted, unlimited supply of gasoline. Our wholesale purchase costs could also be adversely affected by increasingly stringent regulations regarding the content and characteristics of fuel products. Significant increases and volatility in wholesale gasoline costs could result in lower gasoline gross margins per gallon. This volatility makes it extremely difficult to predict the effect that future wholesale cost fluctuations will have on our operating results and financial condition in future periods. Except in limited cases, we typically do not seek to hedge any significant portion of its exposure to the effects of changing prices of crude oil and refined products. Dramatic increases in oil prices reduce retail gasoline gross margins, because wholesale gasoline costs typically increase faster than retailers are able to pass them along to customers. We purchase refined products, particularly gasoline, needed to supply our U.S. retail marketing stations. Therefore, our most significant costs are subject to volatility of prices for these commodities. Our ability to successfully manage operating costs is important because we have little or no influence on the sales prices or regional and worldwide consumer demand for oil and gasoline. Furthermore, oil prices, wholesale motor fuel costs, motor fuel sales volumes, motor fuel gross margins and merchandise sales can be subject to seasonal fluctuations. For example, consumer demand for motor fuel typically increases during the summer driving season, and typically falls during the winter months. Travel, recreation and construction are typically higher in these months in the geographic areas in which we operate, increasing the demand for motor fuel and merchandise that we sell. Therefore, our revenues and/or sales volumes are typically higher in the second and third quarters of our fiscal year. A significant change in any of these factors, including a significant decrease in consumer demand (other than typical seasonal variations), could materially affect our motor fuel and merchandise volumes, motor fuel gross profit and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Further, recessionary economic conditions, higher interest rates, higher gasoline and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and could adversely affect the demand for products we sell at our retail sites. Unfavorable economic conditions, higher gasoline prices and unemployment levels can affect consumer confidence, spending patterns and miles driven. These factors can lead to sales declines in both gasoline and general merchandise, and in turn have an adverse impact on our business, financial condition, results of operations and cash flows.

Our ability to continue to generate revenue and operating income depends on our continued relationship with Walmart.

At June 30, 2013, our 1,179 Company stations were almost all in close proximity to Walmart stores. Therefore, we are materially dependent upon our relationship with Walmart, the continued goodwill of Walmart and the integrity of Walmart’s brand name in the retail marketplace. Any deterioration in our relationship with Walmart could have a material adverse effect on us, including limiting our future growth. In addition, our competitive posture could be weakened by negative changes at Walmart. Many of our Company stations are substantially dependent on customer traffic generated by Walmart retail stores, and if the customer traffic through these host stores decreases due to the economy or for any other reason, our sales could be materially and adversely affected.

In addition, on December 21, 2012, we entered into an agreement with Walmart to purchase approximately 200 properties for the development of additional retail fueling stations, which we expect to complete over the next three years. As a result, the foregoing risks impact our ability to achieve growth from these additional retail sites. We also rely upon Walmart’s cooperation with us in order to complete the purchases of these additional sites, and our agreement with Walmart requires us to obtain their approval of our development plans before we may purchase any properties from them. See “—Walmart retains certain rights in its agreements with us, which may adversely impact our ability to conduct our business” below. If our relationship with Walmart deteriorates or Walmart experiences a slowdown in customer traffic or reputational harm, we may not be successful in developing these additional retail sites, and as a result, our financial condition, results of operations and cash flows could be materially and adversely affected.

We are exposed to risks associated with the interruption of supply and increased costs as a result of our reliance on third-party supply and transportation of refined products.

We utilize key midstream assets, including our pipeline positions and product distribution terminals, to supply our retail fueling stations. Much of our competitive advantage arises out of these proprietary arrangements which, if disrupted, could materially and adversely affect us. In addition to our own operational risks discussed above, we could experience interruptions of supply or increases in costs to deliver refined products to market if the ability of the pipelines or vessels to transport petroleum or refined products is disrupted because of weather events, accidents, governmental regulations or third-party actions. Furthermore, at some of our locations there are very few suppliers for fuel in that market and we may have only one supplier.

Changes in credit card expenses could reduce our gross margin, especially on gasoline.

A significant portion of our retail sales involve payment using credit cards. We are assessed credit card fees as a percentage of transaction amounts and not as a fixed dollar amount or percentage of our gross margins. Higher gasoline prices result in higher credit card expenses, and an increase in credit card use or an increase in credit card fees would have a similar effect. Therefore, credit card fees charged on gasoline purchases that are more expensive as a result of higher gasoline prices are not necessarily accompanied by higher gross margins. In fact, such fees may cause lower gross margins. Lower gross margins on gasoline sales caused by higher credit card fees may decrease our overall gross margin and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Walmart retains certain rights in its agreements with us, which may adversely impact our ability to conduct our business.

In recent years, we have purchased from Walmart the properties underlying 908 of our Company stations (as of August 7, 2013). Our December 21, 2012 agreement with Walmart provides for the potential purchase of approximately 200 additional sites. Our agreement requires us to obtain Walmart’s approval of our development plans and to indemnify Walmart for certain environmental liabilities. In addition, Walmart has the right to terminate the agreement with respect to certain properties located adjacent to Walmart stores if the sale of any such property to us would result in certain claims or liabilities against Walmart or, in Walmart’s sole discretion, would impair the operation of the related Walmart store. Although we expect to build approximately 200 sites over the next three years, to date, Walmart has terminated the agreement with respect to a few of the properties under the agreement. If we are unable to obtain Walmart’s approval or Walmart terminates the agreement with respect to additional properties, or we are unable to obtain site development permits, we may develop fewer sites than we currently anticipate, and the development of these sites may take longer than we anticipate or may not occur at all. As a result, we can provide no assurance as to the number of sites contemplated by the agreement that we will develop. The failure to develop these sites as currently contemplated for any reason could materially impact our forecasted growth.

In addition, our owned properties that were purchased from Walmart are subject to Easements with Covenants and Restrictions Affecting Land (the “ECRs”) between us and Walmart. The ECRs impose customary restrictions on the use of our properties, which Walmart has the right to enforce. The ECRs also provide that if we propose to sell a fueling station property or any portion thereof (other than in connection with the sale of all or substantially all of our properties that that were purchased from Walmart or in connection with a bona fide financing), Walmart has a right of first refusal to purchase such property or portion thereof on similar terms. Subject to certain exceptions (including a merger in which we participate, the transfer of any of our securities or a change in control of us), if we market for sale to a third party all or substantially all of our properties that were purchased from Walmart, or if we receive an unsolicited offer to purchase such properties that we intend to accept, we are required to notify Walmart. Walmart then has the right, within 90 days of receipt of such notice, to make an offer to purchase such properties. If Walmart makes such an offer, for a period of one year we will generally only be permitted to accept third-party offers where the net consideration to us would be greater than that offered by Walmart.

The ECRs also prohibit us from transferring all or substantially all of our fueling station properties that were purchased from Walmart to a “competitor” of Walmart, as reasonably determined by Walmart. The term “competitor” is, with one exception, generally defined in the ECRs as an entity that owns, operates or controls grocery stores or supermarkets, wholesale club operations similar to that of a Sam’s Club, discount department stores or other discount retailers similar to any of the various Walmart store prototypes or pharmacy or drug stores.

Similarly, our leased properties are subject to certain rights retained by Walmart. Our master lease agreement states that if Murphy Oil USA, Inc. is acquired or becomes party to any merger or consolidation that results in a material change in the management of the stations, Walmart will have the option to purchase the stations at fair market value. The master lease also prohibits us from selling all or any portion of a station without first offering to sell all or such portion to Walmart on the same terms and conditions. These provisions may restrict our ability to conduct our business on the terms and in the manner we consider most favorable and may adversely affect our future growth.

We currently have one principal supplier for over 80% of our merchandise. A disruption in supply could have a material effect on our business.

Over 80% of our general merchandise, including most tobacco products and grocery items, is currently purchased from a single wholesale grocer, McLane Company, Inc. (“McLane”). We have a contract with McLane through September 2015, but we may not be able to renew the contract when it expires, or on similar terms. Alternative suppliers that we could use may not be immediately available. A disruption in supply could have a material effect on our business, cost of goods sold, financial condition, results of operations and cash flows.

We may be unable to protect or maintain our rights in the trademarks we use in our business.

We expect to use the Murphy USA and Murphy Express trademarks under the Trademark License Agreement that we expect to enter with Murphy Oil, which will continue to own those trademarks. Murphy Oil’s actions and our actions to protect our rights in those trademarks may not be adequate to prevent others from using similar marks or otherwise violating our rights in those trademarks. Furthermore, our right to use those trademarks is limited to the downstream business and can be terminated by Murphy Oil upon the occurrence of certain events, such as our uncured material breach, insolvency or change of control.

Capital financing may not always be available to fund our activities.

We usually must spend and risk a significant amount of capital to fund our activities. Although most capital needs are funded from operating cash flow, the timing of cash flows from operations and capital funding needs may not always coincide, and the levels of cash flow may not fully cover capital funding requirements.

From time to time, we may need to supplement our cash generated from operations with proceeds from financing activities. Substantially concurrently with the separation, we expect to enter into a credit facility to provide us with available financing for working capital and other general corporate purposes. This credit facility is intended to meet any ongoing cash needs in excess of internally generated cash flows. Uncertainty and illiquidity in financial markets may materially impact the ability of the participating financial institutions to fund their commitments to us under our credit facility. Accordingly, we may not be able to obtain the full amount of the funds available under our credit facility to satisfy our cash requirements, and our failure to do so could have a material adverse effect on our operations and financial position.

Deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

We have obtained below investment-grade ratings from Moody’s and S&P based on our anticipated capital structure upon completion of the separation. Our credit ratings could be lowered or withdrawn entirely by a ratings agency if, in its judgment, the circumstances warrant. If our existing ratings are lowered, or otherwise we do not obtain an investment grade rating in the future, or if we do and a rating agency were to downgrade us again to below investment grade, our borrowing costs would increase and our funding sources could decrease. Actual or anticipated changes or downgrades in our ratings, including any announcement that our ratings are under review for a downgrade, could adversely affect our business, cash flows, financial condition and operating results.

We could be adversely affected if we are not able to attract and retain highly qualified senior personnel.

We are dependent on our ability to attract and retain highly qualified senior personnel. If, for any reason, we are not able to attract and retain qualified senior personnel, our business, financial condition, results of operations and cash flows could be adversely affected.

We may be unsuccessful in executing any strategic alternatives that we may pursue for our ethanol production facilities.

To better focus the Company’s operations on its retail fuel business, we are currently considering strategic alternatives for our Hankinson and Hereford ethanol facilities. As part of this effort, we are evaluating various factors, including the appropriate timing and market conditions. Although we will seek to maximize value in any transaction that we may pursue, we may be unsuccessful in achieving the financial and/or operational objectives of any such transaction. This risk may be exacerbated to the extent we pursue a strategic alternative under unfavorable industry and/or market conditions.

Risks Relating to Our Industry

We operate in a highly competitive industry, which could adversely affect us in many ways, including our profitability, our ability to grow, and our ability to manage our businesses.

We operate in the oil and gas industry and experience intense competition from other independent retail and wholesale gasoline marketing companies and ethanol producers. The U.S. marketing petroleum business is highly competitive, particularly with regard to accessing and marketing petroleum and other refined products.

We compete with other chains of retail fuel stations for fuel supply and in the retail sale of refined products to end consumers, primarily on the basis of price, but also on the basis of convenience and consumer appeal. In addition, we may also face competition from other retail fueling stations that adopt marketing strategies similar to ours by associating with non-traditional retailers, such as supermarkets, discount club stores and hypermarkets, particularly in the geographic areas in which we operate. We expect that our industry will continue to trend toward this model, resulting in increased competition to us over time. Moreover, because we do not produce or refine any of the petroleum or other refined products that we market, and Murphy Oil does not currently and will not in the future supply us with refined products, we compete with retail gasoline companies that have ongoing supply relationships with affiliates or former affiliates that manufacture refined products. We also compete with integrated companies that have their own production and/or refining operations that are at times able to offset losses from marketing operations with profits from producing or refining operations, and may be better positioned to withstand periods of depressed retail margins or supply shortages. In addition, we compete with other retail and wholesale gasoline marketing companies that have more extensive retail outlets and greater brand name recognition. Some of our competitors have been in existence longer than we have and have greater financial, marketing and other resources than we do. As a result, these competitors may have a greater ability to bear the economic risks inherent in all phases of our business and may be able to respond better to changes in the economy and new opportunities within the industry. Such competition could adversely affect us, including our profitability, our ability to grow and our ability to manage our business.

In addition, the retail gasoline industry in the United States is highly competitive due to ease of entry and constant change in the number and type of retailers offering similar products and services. With respect to merchandise, our retail sites compete with other convenience store chains, independently owned convenience stores, supermarkets, drugstores, discount clubs, gasoline service stations, mass merchants, fast food operations and other similar retail outlets. In recent years, several non-traditional retailers, including supermarkets, discount club stores and mass merchants, have begun to compete directly with retail gasoline sites. These non-traditional gasoline retailers have obtained a significant share of the gasoline market, and their market share is expected to grow, and these retailers may use promotional pricing or discounts, both at the fuel pump and in the convenience store, to encourage in-store merchandise sales and gasoline sales. In addition, some large retailers and supermarkets are adjusting their store layouts and product prices in an attempt to appeal to convenience store customers. Major competitive factors include: location, ease of access, product and service selection, gasoline brands, pricing, customer service, store appearance, cleanliness and safety. Competition from these retailers may reduce our market share and our revenues, and the resulting impact on our business and results of operations could be materially adverse.

Changes in consumer behavior and travel as a result of changing economic conditions, the development of alternative energy technologies or otherwise could affect our business.

In the retail gasoline industry, customer traffic is generally driven by consumer preferences and spending trends, growth rates for commercial truck traffic and trends in travel and weather. Changes in economic conditions generally, or in the regions in which we operate, could adversely affect consumer spending patterns and travel in our markets. In particular, weakening economic conditions may result in decreases in miles driven and discretionary consumer spending and travel, which affect spending on gasoline and convenience items. In addition, changes in the types of products and services demanded by consumers may adversely affect our merchandise sales and gross margin. Additionally, negative publicity or perception surrounding gasoline suppliers could adversely affect their reputation and brand image, which may negatively affect our gasoline sales and gross margin. Our success depends on our ability to anticipate and respond in a timely manner to changing consumer demands and preferences while continuing to sell products and services that remain relevant to the consumer and thus will positively impact overall retail gross margin.

Similarly, advanced technology, improved fuel efficiency and increased use of “green” automobiles (e.g., those automobiles that do not use gasoline or that are powered by hybrid engines) would reduce demand for gasoline. Developments regarding climate change and the effects of greenhouse gas emissions on climate change and the environment may lead to increased use of “green” automobiles. Consequently, attitudes toward gasoline and its relationship to the environment may significantly affect our sales and ability to market our products. Reduced consumer demand for gasoline could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations and earnings have been and will continue to be affected by worldwide political developments.

Many governments, including those that are members of the Organization of Petroleum Exporting Countries (“OPEC”), unilaterally intervene at times in the orderly market of petroleum and natural gas produced in their countries through such actions as setting prices, determining rates of production, and controlling who may buy and sell the production. In addition, prices and availability of petroleum, natural gas and refined products could be influenced by political unrest and by various governmental policies to restrict or increase petroleum usage and supply. Other governmental actions that could affect our operations and earnings include tax changes, royalty increases and regulations concerning: currency fluctuations, protection and remediation of the environment, concerns over the possibility of global warming being affected by human activity including the production and use of hydrocarbon energy, restraints and controls on imports and exports, safety, and relationships between employers and employees. As a retail gasoline marketing company, we are significantly affected by these factors. Because these and other factors too numerous to list are subject to changes caused by governmental and political considerations and are often made in response to changing internal and worldwide economic conditions and to actions of other governments or specific events, it is not practical to attempt to predict the effects of such factors on our future operations and earnings.

Our business is subject to operational hazards and risks normally associated with the marketing of petroleum products.

We operate in many different locations around the United States. The occurrence of an event, including but not limited to acts of nature such as hurricanes, floods, earthquakes and other forms of severe weather, and mechanical equipment failures, industrial accidents, fires, explosions, acts of war and intentional terrorist attacks could result in damage to our facilities, and the resulting interruption and loss of associated revenues; environmental pollution or contamination; and personal injury, including death, for which we could be deemed to be liable, and which could subject us to substantial fines and/or claims for punitive damages.

We store gasoline in storage tanks at our retail sites. Our operations are subject to significant hazards and risks inherent in storing gasoline. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally imposed fines or cleanup obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Any such event could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our assets such as gasoline terminals and certain retail fueling stations lie near the U.S. coastline and are vulnerable to hurricane and tropical storm damages, which may result in shutdowns. The U.S. hurricane season runs from June through November, but the most severe storm activities usually occur in late summer, such as with Hurricanes Katrina and Rita in 2005. Although we expect to maintain insurance for certain of such risks as described below, due to policy deductibles and possible coverage limits, weather-related risks are not fully insured.

We are subject to various environmental laws and regulations, which could expose us to significant expenditures, liabilities or obligations and reduce product demand.

We are subject to stringent federal, state and local environmental laws and regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum products and hazardous materials; the emission and discharge of such substances into the environment; the content and characteristics of fuel products; the process safety of our facilities; and human health and safety. Pursuant to such environmental laws and regulations, we are also required to obtain permits from governmental authorities for certain of our operations. While we strive to abide by these requirements, we cannot assure you that we have been or will be at all times in compliance with such laws, regulations and permits. If we violate or fail to comply with these requirements, we could be subject to litigation, fines or other sanctions. Environmental requirements, and the enforcement and interpretation thereof, change frequently and have generally become more stringent over time. Compliance with existing and future environmental laws, regulations and permits may require significant expenditures. In addition, to the extent fuel content and characteristic standards increase our wholesale purchase costs, we may be adversely affected if we are unable to recover such costs in our pricing.

We could be subject to joint and several as well as strict liability for environmental contamination, without regard to fault or the legality of our conduct. In particular, we could be liable for contamination relating to properties that we own, lease or operate or that we or our predecessors previously owned, leased or operated. Substantially all of these properties have or in the past had storage tanks to store motor fuel or petroleum products. Leaks from such tanks may impact soil or groundwater and could result in substantial cleanup costs. We could also be held responsible for contamination relating to third-party sites to which we or our predecessors have sent hazardous materials. In addition to potentially significant investigation and remediation costs, any such contamination, leaks from storage tanks or other releases of hazardous materials can give rise to claims from governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage.

Our business is also affected by fuel economy standards and greenhouse gas (“GHG”) vehicle emission reduction measures. As such fuel economy and GHG reduction requirements become more stringent over time, consumer demand for our products may be adversely affected. In addition, some of our facilities are subject to GHG regulation. We are currently required to report annual GHG emissions from certain of our operations, and additional GHG emission-related requirements that may affect our business have been finalized or are in various phases of discussion or implementation. Any existing or future GHG emission requirements could result in increased operating costs and additional compliance expenses.

Our expenditures, liabilities and obligations relating to environmental matters could have a material adverse effect on our business, product demand, reputation, results of operations and financial condition.

Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could have a material adverse impact on our retail operating revenues and gross margin.

Sales of tobacco products have historically accounted for an important portion of our total sales of convenience store merchandise. Significant increases in wholesale cigarette costs and tax increases on tobacco products, as well as future legislation and national and local campaigns to discourage smoking in the United States, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits. Competitive pressures in our markets can make it difficult to pass price increases on to our customers. These factors could materially and adversely affect our retail price of cigarettes, cigarette unit volume and sales, merchandise gross margin and overall customer traffic. Reduced sales of tobacco products or smaller gross margins on the sales we make could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Currently, major cigarette manufacturers offer substantial rebates to retailers. We include these rebates as a component of our gross margin. In the event these rebates are no longer offered, or decreased, our profit from cigarette sales will decrease accordingly. In addition, reduced retail display allowances on cigarettes offered by cigarette manufacturers would negatively affect gross margins. These factors could materially affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross margin and overall customer traffic, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our retail operations are subject to extensive government laws and regulations, and the cost of compliance with such laws and regulations can be material.

Our retail operations are subject to extensive local, state and federal governmental laws and regulations relating to, among other things, the sale of alcohol, tobacco and money orders, employment conditions, including minimum wage requirements, and public accessibility requirements. The cost of compliance with these laws and regulations can have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with local, state and federal laws and regulations to which our operations are subject may result in penalties and costs that could adversely affect our business, financial condition, results of operations and cash flows.

In certain areas where our retail sites are located, state or local laws limit the retail sites’ hours of operation or their sale of alcoholic beverages, tobacco products, possible inhalants and lottery tickets, in particular to minors. Failure to comply with these laws could adversely affect our revenues and results of operations because these state and local regulatory agencies have the power to revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies, such as the imposition of fines or other penalties.

Regulations related to wages also affect our business. Any appreciable increase in the statutory minimum wage would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition, results of operations and cash flows.

Further, although we are still evaluating what effect, if any, U.S. health care reform legislation may have on our business, a requirement to provide additional health insurance benefits to our employees, or health insurance coverage to additional employees, would likely increase our costs and expenses, and such increases could be significant enough to materially affect our business, financial condition, results of operations and cash flows.

Any changes in the laws or regulations described above that are adverse to us and our properties could affect our operating and financial performance. In addition, new regulations are proposed from time to time which, if adopted, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Future consumer or other litigation could adversely affect our business, financial condition, results of operations and cash flows.

Our retail operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we have been, and may in the future be from time to time, involved in lawsuits seeking cash settlements for alleged personal injuries, property damages and other business-related matters, as well as energy content, off-specification gasoline, products liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature and incidental to the operation of our business, if our assessment of any action or actions should prove inaccurate, our business, financial condition, results of operations and cash flows could be adversely affected. For more information about our legal matters, see Note L “Contingencies” to the combined unaudited financial statements for the three and six months ended June 30, 2013 included in this Information Statement. Further, adverse publicity about consumer or other litigation may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing gasoline or merchandise at our retail sites.

We rely on our IT systems and network infrastructure to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business.

We depend on our IT systems and network infrastructure to manage numerous aspects of our business and provide analytical information to management. These systems are an essential component of our business and growth strategies, and a serious disruption to them could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, security breaches and computer viruses, which could result in a loss of sensitive business information, systems interruption or the disruption of our business operations. To protect against unauthorized access or attacks, we have implemented infrastructure protection technologies and disaster recovery plans, but there can be no assurance that a technology systems breach or systems failure, which may occur and go undetected, will not have a material adverse effect on our financial condition or results of operations.

Our business and our reputation could be adversely affected by the failure to protect sensitive customer, employee or vendor data or to comply with applicable regulations relating to data security and privacy.

In the normal course of our business as a gasoline and merchandise retailer, we obtain large amounts of personal data, including credit and debit card information from our customers. While we have invested significant amounts in the protection of our IT systems and maintain what we believe are adequate security controls over individually identifiable customer, employee and vendor data provided to us, a breakdown or a breach in our systems that results in the unauthorized release of individually identifiable customer or other sensitive data could nonetheless occur and have a material adverse effect on our reputation, operating results and financial condition. Such a breakdown or breach could also materially increase the costs we incur to protect against such risks. Also, a material failure on our part to comply with regulations relating to our obligation to protect such sensitive data or to the privacy rights of our customers, employees and others could subject us to fines or other regulatory sanctions and potentially to lawsuits.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us to interest and penalties.

Risks Relating to Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the distribution.

Prior to the distribution, there will have been no trading market for our common stock. An active trading market may not develop or be sustained for our common stock after the distribution, and we cannot predict the prices at which our common stock will trade after the distribution. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock by our stockholders;

•	future issuances of our common stock by us; and

•	the other factors described in these “Risk Factors” and elsewhere in this Information Statement.

A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

Upon completion of the distribution, we estimate that we will have outstanding an aggregate of approximately 46,726,569 shares of our common stock (based on 186,906,277 shares of Murphy Oil common stock outstanding on July 31, 2013). All of those shares (other than those held by our “affiliates”) will be freely tradable without restriction or registration under the Securities Act of 1933, as amended. Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions under Rule 144. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately 2,880,584 shares of our common stock immediately following the distribution. We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. As discussed in the immediately following risk factor, certain index funds will likely be required to sell shares of our common stock that they receive in the distribution. In addition, other Murphy Oil stockholders may sell the shares of our common stock they receive in the distribution for various reasons. For example, such stockholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives. A change in the level of analyst coverage following the distribution could also negatively impact demand for our shares. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

Because we do not expect our common stock will be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where they may not meet with offsetting new demand.

A portion of Murphy Oil’s outstanding common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices. Based on a review of publicly available information as of June 30, 2013, we believe approximately 18 percent of Murphy Oil’s outstanding common stock is held by index funds. Because we do not expect our common stock to be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices at the time of the distribution, index funds currently holding shares of Murphy Oil common stock will likely be required to sell the shares of our common stock they receive in the distribution. There may not be sufficient new buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the distribution and, as a result, the price of our common stock could be adversely affected.

Provisions in our Certificate of Incorporation and Bylaws and certain provisions of Delaware law could delay or prevent a change in control of us.

The existence of some provisions of our Certificate of Incorporation and Bylaws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

•	providing for a classified board of directors;

•	providing that our directors may be removed by our stockholders only for cause;

•	establishing supermajority vote requirements for our shareholders to amend certain provisions of our Certificate of Incorporation and our Bylaws;

•

authorizing a large number of shares of stock that are not yet issued, which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

•	prohibiting stockholders from calling special meetings of stockholders or taking action by written consent; and

•

establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

These provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders’ best interests. See “Description of Capital Stock.”

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock—Preferred Stock.”

Our Bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our Certificate of Incorporation (including any certificate of designations for any class or series of our preferred stock) or our Bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. This forum selection provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable or cost-effective for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

We may not achieve the intended benefits of having an exclusive forum provision if it is found to be unenforceable.

We have included an exclusive forum provision in our Bylaws as described above. However, the enforceability of similar exclusive jurisdiction provisions in other companies’ bylaws or certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our Bylaws to be inapplicable or unenforceable in such action. Although in June 2013 the Delaware Court of Chancery upheld the statutory and contractual validity of exclusive forum-selection bylaw provisions, the validity of such provisions is not yet settled law under the laws of Delaware. Furthermore, the Delaware Court of Chancery emphasized that such provisions may not be enforceable under circumstances where they are found to operate in an unreasonable or unlawful manner or in a manner inconsistent with a board’s fiduciary duties. Also, it is uncertain whether non-Delaware courts consistently will enforce such exclusive forum-selection bylaw provisions. If a court were to find our choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

SELECTED COMBINED FINANCIAL DATA OF MURPHY USA

The following selected financial data reflect the combined operations of Murphy USA. We derived the selected combined income statement data for the years ended December 31, 2012, 2011 and 2010, and the selected combined balance sheet data as of December 31, 2012 and 2011, as set forth below, from Murphy USA’s audited combined financial statements, which are included elsewhere in this Information Statement. We derived the selected combined income statement data for the six months ended June 30, 2013 and 2012, and the selected combined balance sheet data as of June 30, 2013 and 2012, as set forth below, from Murphy USA’s unaudited combined financial statements, which are included elsewhere in this Information Statement. We derived the selected combined income statement data for the year ended December 31, 2009, and the selected combined balance sheet data as of December 31, 2010, from Murphy USA’s audited combined financial statements, which are not included in this Information Statement. We derived the selected combined income statement data for the year ended December 31, 2008, and the selected combined balance sheet data as of December 31, 2009 and 2008, from Murphy USA’s underlying financial records, which were derived from the financial records of Murphy Oil, and which are not included in this Information Statement. The historical results do not necessarily indicate the results expected for any future period. Net sales and other operating revenues amounts below include excise taxes collected on behalf of and remitted to various governmental entities in each year presented. Also, in the years ended December 31, 2008 to December 31, 2011, the difference between income from continuing operations and net income relates to the discontinued operations of the Meraux, Louisiana and Superior, Wisconsin refineries sold in late 2011.

You should read the selected combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this Information Statement.

	Six Months Ended June 30		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(thousands of dollars)
Net sales and other operating revenues	$9,399,768	$9,691,956	$19,655,436	$19,273,455	$15,592,117	$13,011,385	$17,164,048
Income (loss) from continuing operations	99,674	53,508	83,568	205,273	142,737	42,628	210,598
Net income (loss)	99,674	53,508	83,568	324,020	157,441	65,180	191,726
Total assets (at period end)	1,897,613	1,841,054	1,992,465	1,784,983	2,978,753	2,534,544	2,331,333
Long-term debt (at period end)	1,100	1,147	1,124	1,170	1,213	83,253	—

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Statement contains forward-looking statements which express management’s current views concerning future events or results, including without limitation our plans to separate from Murphy Oil and the expected benefits therefrom and our anticipated growth strategy, particularly with respect to our Walmart relationship and plans to build additional sites, and which are subject to inherent risks and uncertainties. Factors that could cause one or more of these forecasted events not to occur include, but are not limited to, a failure to obtain necessary regulatory approvals for the separation, a failure to obtain assurances of anticipated tax treatment of the separation, a deterioration in the business or prospects of the U.S. marketing business, adverse developments in the U.S. marketing business’s markets or adverse developments in the U.S. or global capital markets, credit markets or economies generally. Factors that could cause actual results to differ materially from those expressed or implied in our forward-looking statements include, but are not limited to, the volatility and level of crude oil, corn and other commodity prices, the volatility and level of gasoline prices, customer demand for our products, political and regulatory instability, and uncontrollable natural hazards. For further discussion of risk factors, see “Risk Factors” in this Information Statement. We undertake no duty to publicly update or revise any forward-looking statements.

THE SEPARATION

General

On October 16, 2012, the board of directors of Murphy Oil approved a plan to distribute to its stockholders all of the shares of common stock of Murphy USA. Murphy USA is currently a wholly owned subsidiary of Murphy Oil and at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with Murphy Oil’s U.S. marketing business. On August 7, 2013, the Murphy Oil board of directors approved the separation, which will be achieved through the distribution of 100% of the outstanding capital stock of Murphy USA to holders of Murphy Oil common stock on the record date of August 21, 2013. Murphy Oil holders of record will receive one share of Murphy USA common stock for every four shares of Murphy Oil common stock. The distribution is expected to be completed on August 30, 2013. Immediately following the distribution, Murphy Oil stockholders as of the record date will own 100 percent of the outstanding shares of common stock of Murphy USA. Following the separation, Murphy USA will be an independent, publicly traded company, and Murphy Oil will retain no ownership interest in Murphy USA.

As defined herein, “U.S. marketing business” refers to Murphy Oil’s U.S. retail fueling and related merchandise marketing operations, together with wholesale midstream and ethanol assets. The assets related to the U.S. retail fueling and related merchandise marketing operations include:

•	real and personal property assets, including owned and leased retail sites and retail sites under construction;

•	fuel, merchandise and supplies inventories;

•	the rights to Murphy USA and Murphy Express brands (including certain trade names and trademarks), certain other intellectual property and software used in the business; and

•	dealer, vendor, and supplier contracts.

The wholesale midstream assets include product distribution terminals and pipeline positions, all of which support our retail operations. These midstream assets provide specific retail advantages because we believe they enable us to execute on our retail pricing strategy. See “Business and Properties—Our Competitive Strengths—Advantaged fuel supply” and “Business and
Properties—Our Business Strategy—Focus midstream participation.”

The ethanol assets consist of two ethanol production facilities that were historically a part of the Murphy Oil operating segment that included the other retail and midstream assets described above. The ethanol assets do not directly support our retail operations, and to better focus our operations on our retail fuel business, we are currently considering strategic alternatives for these assets. See “Business and Properties—Description of Our Business” and “Risk Factors—Risks Relating to Our Business—We may be unsuccessful in executing any strategic alternatives that we may pursue for our ethanol production facilities.” The term “U.S. marketing business” does not include any liabilities arising out of refineries and related facilities previously included in the Murphy Oil operating segment, which liabilities will be retained by Murphy Oil but are accounted for as discontinued operations in the combined financial statements included elsewhere in this Information Statement.

In addition, Murphy Oil will contribute to an affiliate of Murphy USA the headquarters building at 200 Peach Street (a portion of which we will lease back to Murphy Oil) and the 422 North Washington Avenue real estate, each located in El Dorado, Arkansas, as well as certain aircraft and information technology assets to support our operations and corporate functions.

The distribution of Murphy USA common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances Murphy Oil will complete the distribution. For a more detailed description of these conditions, see “—Conditions to the Distribution” below.

Reasons for the Separation

The Murphy Oil board of directors believes separating the U.S. marketing business from Murphy Oil’s exploration and production business through the distribution is in the best interests of Murphy Oil and its stockholders and has concluded the separation will provide Murphy Oil and Murphy USA with a number of opportunities and benefits, including the following:

•

Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own market and opportunities. The separation of the U.S. marketing business from the exploration and production business will enable Murphy Oil and Murphy USA to perform and operate in a manner that is consistent with current internal and external views of the businesses. The management of each resulting corporate group will be able to concentrate on its core concerns and growth opportunities, and will have increased flexibility to design and implement corporate policies and strategies based on the characteristics of its business.

•

Resource Allocation and Capital Deployment. Allow each company to allocate resources and deploy capital in a manner consistent with its own priorities. Transactions that are not available to Murphy Oil or Murphy USA while Murphy USA remains integrated with Murphy Oil will be available once the two businesses are separated. Both businesses will have direct access to the debt and equity capital markets to fund their respective growth strategies. In the exploration and production business, changes in the business environment, such as increased competition from national oil companies, require a faster and more flexible response to emerging opportunities. As an independent exploration and production business, Murphy Oil will have greater flexibility to respond to changing markets and new opportunities. Similarly, Murphy USA will be better positioned to meet the changes in demand in the downstream retail fueling sector.

•

Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their respective financial characteristics and make investment decisions based on those characteristics. Analysts who currently track the performance of Murphy Oil specialize primarily in exploration and production businesses. Because investors and analysts underemphasize the U.S. retail fuel business in making investment decisions and preparing analyses of Murphy Oil, the current integration of Murphy Oil’s exploration and production business and U.S. marketing business interferes with the ability of investors and analysts to properly value the two businesses. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in retail fueling companies will have the opportunity to acquire stock of Murphy USA as an independent U.S. marketing business. As a result, the separation may result in a combined post-separation trading value in excess of the current trading value of Murphy Oil.

The financial terms of the separation, including the new indebtedness expected to be incurred by Murphy USA or entities that are, or will become, prior to the distribution, subsidiaries of Murphy USA, and the amount of the cash distribution to Murphy Oil as a separate dividend has been determined by the Board of Directors of Murphy Oil based on a variety of factors, including establishing an appropriate pro forma capitalization for Murphy USA as a stand-alone company considering the historical earnings of Murphy Oil’s U.S. marketing business and the level of indebtedness relative to earnings of various comparable retail companies.

The Board of Directors of Murphy Oil has determined that it is appropriate to include the ethanol production facilities in the assets underlying the capital stock that will be contributed to Murphy USA upon completion of the separation because the ethanol facilities were historically a part of the Murphy Oil operating segment that consists primarily of its U.S. marketing business, and the objective was to leave Murphy Oil as a company engaged solely in oil & gas exploration and production. As noted above, we are currently considering strategic alternatives for our ethanol facilities. See “Business and Properties—Description of Our Business.” We expect to be able to pursue such strategic alternatives without any impact on the tax-free treatment of the separation.

The Number of Shares You Will Receive

For every four shares of Murphy Oil common stock you own at 5:00 p.m. New York City time on August 21, 2013, the record date, you will receive one share of Murphy USA common stock on the distribution date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Murphy Oil stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent for the distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales, net of brokerage fees and commissions, transfer taxes and other costs and after making appropriate deductions of the amounts required to be held for United States federal income tax purposes, if any, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described below in “—Material U.S. Federal Income Tax Consequences of the Distribution.”

When and How You Will Receive the Distribution of Murphy USA Shares

Murphy Oil will distribute the shares of our common stock on August 30, 2013, to holders of record on the record date. The distribution is expected to be completed following the NYSE market closing on the distribution date. Murphy Oil’s transfer agent and registrar, Computershare Trust Company, N.A. (“Computershare”), will serve as transfer agent and registrar for the Murphy USA common stock and as distribution agent in connection with the distribution.

If you own Murphy Oil common stock as of 5:00 p.m. New York City time on the record date, the shares of Murphy USA common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to your account as follows:

•

Registered Stockholders. If you own your shares of Murphy Oil stock directly, either in book-entry form through an account at Computershare and/or if you hold paper stock certificates, you will receive your shares of Murphy USA common stock by way of direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this distribution.

On or shortly after the distribution date, the distribution agent will mail to you an account statement that indicates the number of shares of Murphy USA common stock that have been registered in book-entry form in your name.

Stockholders having any questions concerning the mechanics of having shares of our common stock registered in book-entry form may contact Computershare at the address set forth in “Summary—Questions and Answers About the Separation and Distribution” in this Information Statement.

•

Beneficial Stockholders. Many Murphy Oil stockholders hold their shares of Murphy Oil common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Murphy Oil common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Murphy USA common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Outstanding Compensation Awards

For a discussion of provisions concerning retirement, health and welfare benefits for our employees upon completion of the separation, see “—Agreements with Murphy Oil Corporation—Employee Matters Agreement” below. The separation is not a change-in-control and therefore will not entitle Murphy USA officers to any change-in-control benefits.

We expect that outstanding Murphy Oil incentive compensation awards will be equitably adjusted pursuant to the terms of the applicable compensation award and plan and the provisions of the Code. These equitable adjustments are intended to preserve each award’s intrinsic value, based on the relative fair market values of the pre- and post-separation shares of Murphy Oil and post-separation shares of Murphy USA, such that in the case of phantom units and RSUs, the fair market value of the adjusted number of shares subject to the award (or to which the award relates) immediately after the separation will be substantially equivalent to, but no more favorable to the award holder than, the fair market value of the shares subject to that award (or to which that award relates) immediately prior to the separation. Cash-settled performance units will not be adjusted but will be pro-rated to reflect the number of months in the applicable performance period ending on the separation date. For outstanding stock options and stock appreciation rights, the number of shares subject to the award and the applicable exercise or base price will be adjusted so that the aggregate spread value of the option or stock appreciation right immediately after the separation will be substantially equivalent to, but no more favorable to the award holder than, the aggregate spread immediately prior to the separation. For these purposes, spread value will be the difference between the market value of the underlying shares as of the applicable date, and the exercise or base price of the option or stock appreciation right. In addition, in certain instances Murphy USA will grant replacement awards to all its employees who previously held Murphy Oil awards, taking into account the approach summarized above in determining the value of the replacement awards. Generally:

•

Outstanding vested stock options will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Murphy Oil common stock on the date of the separation. Employees of Murphy USA will have until the earlier of two years from the date of the separation or the stated expiration date of the option to exercise these adjusted options.

•

Any unvested stock options and stock appreciation rights held by employees of Murphy Oil who are not and will not become employees of Murphy USA will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Murphy Oil common stock on the date of the separation.

•

Murphy USA will replace any outstanding unvested stock options and stock appreciation rights held by individuals who are or will become employees of Murphy USA with long-term Murphy USA incentive awards of generally equivalent value.

•	Phantom units will be equitably adjusted to preserve the intrinsic value of each grant on the date of the separation.

•	Non-employee director RSU awards will be equitably adjusted to preserve the intrinsic value of each grant on the date of the separation.

•

RSUs that are held by current employees of Murphy Oil who are not and will not become employees of Murphy USA will be equitably adjusted to preserve the intrinsic value of each grant on the date of the separation.

•

RSUs that are held by current employees of Murphy Oil who are or will become employees of Murphy USA will be equitably adjusted to preserve the intrinsic value of such awards on the date of the separation. These individuals will receive a pro rata number of units earned for performance attained as of the separation, based on the number of months worked in the performance period up to the separation. The balance of the RSUs will be replaced by Murphy USA substitute awards of generally equivalent value. If the performance measures have been satisfied, a committee of Murphy Oil will determine the size of the award, and the individual will be paid the pro-rated award following such determination.

•

Performance units that are held by current employees of Murphy Oil who are not and will not become employees of Murphy USA are valued in cash and will not be adjusted. These individuals will receive a pro rata number of units earned for performance attained as of the separation, based on the number of months worked in the performance period up to the separation. The balance of the performance units will be replaced by Murphy Oil substitute awards of generally equivalent value. If the performance measures have been satisfied, a committee of Murphy Oil will determine the size of the award, and the individual will be paid the pro-rated award following such determination.

•

Performance units that are held by current employees of Murphy Oil who are or will become employees of Murphy USA are valued in cash and will not be adjusted. These individuals will receive a pro rata number of units earned for performance attained as of the separation, based on the number of months worked in the performance period up to the separation. The balance of the performance units will be replaced by Murphy USA substitute awards of generally equivalent value. If the performance measures have been satisfied, a committee of Murphy Oil will determine the size of the award, and the individual will be paid the pro-rated award following such determination.

Treatment of 401(k) Shares

The treatment of outstanding Murphy Oil common stock held in tax-qualified defined contribution retirement plans maintained by Murphy Oil will be subject to the same treatment as other outstanding shares of Murphy Oil common stock.

Results of the Distribution

After our separation from Murphy Oil, we will be an independent, publicly traded company. Immediately following the distribution, we expect to have approximately 2,277 stockholders of record, based on the number of registered stockholders of Murphy Oil common stock on July 31, 2013, and approximately 46,726,569 shares of Murphy USA common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Murphy Oil stock options and the vesting of Murphy Oil stock settled RSUs prior to the record date for the distribution.

Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Murphy Oil to effect the separation and provide a framework for our relationship with Murphy Oil after the separation. These agreements will provide for the allocation between Murphy USA and Murphy Oil of Murphy Oil’s assets, liabilities and obligations subsequent to the separation (including with respect to transition services, employee matters, real and intellectual property matters, tax matters and certain other commercial relationships).

For a more detailed description of these agreements, see the section entitled “—Agreements with Murphy Oil Corporation” included below. The distribution will not affect the number of outstanding shares of Murphy Oil common stock or any rights of Murphy Oil stockholders.

Incurrence of Debt

In connection with the separation and distribution, we expect to enter into a senior secured $450 million asset-based loan (ABL) facility and a senior secured $150 million term facility, which we refer to as the credit facilities. The credit facilities are also expected to provide for a $200 million uncommitted incremental facility. The credit facilities are expected to become effective substantially concurrently with the separation. Murphy Oil USA, Inc. intends to incur up to $150 million of indebtedness under the credit facilities, together with the proceeds of $500 million of senior unsecured notes, to finance, in part, a $650 million cash dividend from Murphy Oil USA, Inc. to Murphy Oil to be paid on the separation date. We expect to use the additional borrowing capacity under the credit facilities from time to time for working capital and other general corporate purposes, including to support our operating model as described herein. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Credit Facilities” and “—Senior Notes” in this Information Statement.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a discussion of the material U.S. federal income tax consequences of the distribution to U.S. Holders (as defined below) of Murphy Oil common stock that receive shares of Murphy USA common stock in the distribution.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a regulated investment company;

•	a dealer or trader in securities;

•	holding your shares as part of a “straddle” or integrated transaction;

•	a U.S. Holder whose functional currency is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes;

•	a tax-exempt entity; or

•	a holder who acquired your shares upon the exercise of employee stock options or otherwise as compensation.

If you are a partnership or an entity treated as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities. If you are a partner in a partnership holding Murphy Oil common stock, you should consult your tax adviser regarding the tax consequences of the distribution.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, you are a U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of Murphy Oil common stock that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Distribution—Murphy Oil has received a private letter ruling from the IRS to the effect that, for United States federal income tax purposes:

•

No gain or loss will be recognized by (and no amount will be included in the income of) the Murphy Oil stockholders upon the receipt of our common stock in connection with the distribution other than with respect to fractional shares of our common stock for which cash is received;

•	No gain or loss will be recognized by Murphy Oil on the distribution of the Murphy USA common stock in connection with the distribution;

•	No gain or loss will be recognized by Murphy Oil as a result of certain internal restructuring transactions undertaken in connection with the distribution;

•

The basis of the shares of Murphy Oil common stock in the hands of the Murphy Oil stockholders will be allocated between the shares of Murphy Oil common stock and the shares of Murphy USA common stock received in the distribution in proportion to their fair market values;

•

The holding period of the shares of Murphy USA common stock received by the Murphy Oil stockholders will include the holding period of the shares of Murphy Oil stock held by each such stockholder prior to the distribution, provided that the shares of Murphy Oil common stock were held as a capital asset on the date of the distribution;

•

A Murphy Oil stockholder that receives cash in lieu of a fractional share of our common stock pursuant to the distribution will recognize capital gain or loss (provided that the fractional share is considered to be held as a capital asset), measured by the difference between the cash received for such fractional share and the stockholder’s tax basis in that fractional share, determined as described above; and

•	A proper allocation of earnings and profits between Murphy Oil and Murphy USA will be made.

The private letter ruling from the IRS is a condition to the distribution. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the private letter ruling request are inaccurate or incomplete in any material respect, Murphy Oil will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution such as the distribution satisfies certain legal requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based on representations by Murphy Oil that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

The distribution is also conditioned on the receipt by Murphy Oil of an opinion of Davis Polk & Wardwell LLP, in form and substance satisfactory to Murphy Oil, to the effect that the distribution of shares of Murphy USA common stock in the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion will address those matters upon which the IRS will not rule and will rely on the private letter ruling as to matters covered by the private letter ruling. The opinion will rely on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters and certain undertakings made by Murphy Oil and us, which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such counsel in its opinion. The opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS will not challenge the qualification of the distribution as a transaction under Sections 355 and 368(a)(1)(D) of the Code or that any such challenge would not prevail.

If the distribution of shares of Murphy USA common stock were not to qualify as a reorganization for U.S. federal income tax purposes, you would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the Murphy USA common stock received to the extent of Murphy Oil’s current and accumulated earnings and profits. Any amount that exceeds Murphy Oil’s earnings and profits would be treated first as a nontaxable return of capital to the extent of your tax basis in your shares of Murphy Oil common stock, with any remaining amount being taxed as capital gain. In addition, Murphy Oil would recognize taxable gain equal to the excess of the fair market value of the Murphy USA common stock distributed over Murphy Oil’s adjusted tax basis in such stock.

Even if the distribution of shares of Murphy USA common stock otherwise qualifies under Section 355 of the Code, such distribution might be taxable to Murphy Oil under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of Murphy Oil or Murphy USA is acquired as part of a plan or series of related transactions that includes the distribution. If Section 355(e) applies as a result of such an acquisition, Murphy Oil would recognize taxable gain as described above, but the distribution would generally be tax free to you. Under some circumstances, the tax matters agreement would require us to indemnify Murphy Oil for the tax liability associated with the taxable gain. See “—Agreements with Murphy Oil Corporation—Tax Matters Agreement.”

Information Reporting and Backup Withholding—U.S. Treasury regulations require certain stockholders who receive stock in a distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to you in lieu of fractional shares of Murphy USA common stock in the distribution will be subject to information reporting, unless you provide proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28 percent), unless you provide a correct taxpayer identification number and otherwise comply with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. YOU SHOULD CONSULT YOUR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Common Stock

There is not currently a public market for Murphy USA common stock. We are authorized to list Murphy USA’s shares of common stock on the NYSE under the ticker symbol “MUSA.”

Trading Between Record Date and Distribution Date

Beginning on August 19, 2013 and continuing up to and including the distribution date, we expect there will be two markets in Murphy Oil common stock: a “regular-way” market and an “ex-distribution” market. Shares of Murphy Oil common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of Murphy USA common stock in the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of Murphy USA common stock in the distribution. Therefore, if you sell shares of Murphy Oil common stock in the “regular-way” market after 5:00 p.m. New York City time on the record date and up to and including through the distribution date, you will be selling your right to receive shares of Murphy USA common stock in the distribution. If you own shares of Murphy Oil common stock at 5:00 p.m. New York City time on the record date and sell those shares in the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of Murphy USA common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of Murphy Oil common stock that you sold.

Furthermore, beginning on August 19, 2013 and continuing up to and including the distribution date, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Murphy USA common stock that will be distributed to Murphy Oil stockholders on the distribution date. If you own shares of Murphy Oil common stock at 5:00 p.m. New York City time on the record date, you would be entitled to receive shares of our common stock in the distribution. You may trade this entitlement to receive shares of Murphy USA common stock, without trading the shares of Murphy Oil common stock you own, in the “when-issued” market. On the first trading day following the distribution date, we expect “when-issued” trading with respect to Murphy USA common stock will end and “regular-way” trading in Murphy USA common stock will begin.

Conditions to the Distribution

We expect the distribution will be effective on August 30, 2013, the distribution date, provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions shall have been satisfied or waived by Murphy Oil in its sole discretion:

•	the Murphy Oil board of directors will be satisfied that the distribution will be made out of surplus within the meaning of Section 170 of the Delaware General Corporation Law;

•

the Murphy Oil board of directors will have approved the distribution and will not have abandoned the distribution or terminated the Separation and Distribution Agreement at any time prior to the distribution;

•	the separation-related restructuring transactions contemplated by the Separation and Distribution Agreement will have been completed;

•

the SEC will have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, no stop order suspending the effectiveness of our Form 10 registration statement will be in effect, and no proceedings for such purpose will be pending before or threatened by the SEC and this Information Statement will have been mailed to the holders of Murphy Oil Corporation common stock as of the record date;

•

all actions and filings necessary or appropriate under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder will have been taken and, where applicable, become effective or accepted;

•	our common stock to be delivered in the distribution will have been approved for listing on the NYSE, subject to official notice of issuance;

•

the Murphy USA board of directors, as named in this Information Statement, will have been duly elected, and the amended and restated certificate of incorporation and the amended and restated bylaws of Murphy USA, in substantially the form attached as exhibits to the registration statement of which this Information Statement is a part, will be in effect;

•	each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed and delivered by the parties thereto;

•

Murphy Oil will have received a private letter ruling from the IRS (which Murphy Oil has received) and an opinion of counsel, in each case reasonably satisfactory to Murphy Oil, confirming the qualification of the distribution as tax-free to Murphy Oil stockholders for U.S. federal income tax purposes;

•

no applicable law will have been adopted, promulgated or issued that prohibits the consummation of the distribution or any of the transactions contemplated by the Separation and Distribution Agreement;

•

any material governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the distribution and to permit the operations of the Murphy USA business after the distribution date substantially as conducted as of the date of the Separation and Distribution Agreement will have been obtained; and

•	a credit facility will have been made available to Murphy Oil USA, Inc. by its lenders on terms and in an amount satisfactory to Murphy Oil; and

•

no event or development will have occurred or exist that, in the judgment of the Murphy Oil board of directors, in its sole discretion, makes it inadvisable to effect the distribution or other transactions contemplated by the Separation and Distribution Agreement.

The fulfillment of the foregoing conditions will not create any obligations on Murphy Oil’s part to effect the distribution, and Murphy Oil’s board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Agreements with Murphy Oil Corporation

As part of our separation from Murphy Oil, we will enter into a Separation and Distribution Agreement and several other agreements with Murphy Oil to effect the separation and provide a framework for our relationships with Murphy Oil after the separation. These agreements will provide for the allocation between us and Murphy Oil of the assets, liabilities and obligations of Murphy Oil and its subsidiaries, and will govern the relationships between Murphy USA and Murphy Oil subsequent to the separation (including with respect to transition services, employee matters, real and intellectual property matters, tax matters and certain other commercial relationships). In addition to the Separation and Distribution Agreement (which will contain many of the key provisions related to our separation from Murphy Oil and the distribution of our shares of common stock to Murphy Oil stockholders), these agreements include, among others:

•	Certain trademark agreements;

•	Tax Matters Agreement;

•	Employee Matters Agreement;

•	Transition Services Agreement;

•	Lease Agreement for 200 Peach Street, El Dorado, Arkansas; and

•	Certain aircraft-related agreements.

The forms of the principal agreements described below have been filed as exhibits to the registration statement on Form 10 of which this Information Statement is a part. The following descriptions of these agreements are summaries of the material terms of these agreements; for the complete text of the forms of these agreements, please see the filed exhibits.

Separation and Distribution Agreement

The Separation and Distribution Agreement will govern the terms of the separation of the U.S. marketing business from Murphy Oil’s other businesses. Generally, the Separation and Distribution Agreement will include Murphy Oil’s and our agreements relating to the restructuring steps to be taken to complete the separation, including the assets and rights to be transferred, liabilities to be assumed and related matters. Subject to the receipt of required governmental and other consents and approvals, in order to accomplish the separation, the Separation and Distribution Agreement will provide for Murphy Oil and us to transfer specified assets between the companies that will operate the U.S. marketing business after the distribution, on the one hand, and Murphy Oil’s remaining businesses, on the other hand. The Separation and Distribution Agreement will require Murphy Oil and us to use reasonable efforts to obtain consents, approvals and amendments required to novate or assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement.

Unless otherwise provided in the Separation and Distribution Agreement or any of the related ancillary agreements, all assets will be transferred on an “as is, where is” basis. Generally, if the transfer of any assets or any claim or right or benefit arising thereunder requires a consent that will not be obtained before the distribution, or if the transfer or assignment of any such asset or such claim or right or benefit arising thereunder would be ineffective or would adversely affect the rights of the transferor thereunder so that the intended transferee would not in fact receive all such rights, each of Murphy Oil and Murphy USA will cooperate in a mutually agreeable arrangement under which the intended transferee would obtain the benefits and assume the obligations thereunder (including by sub-contract, sub-license or sub-lease to such transferee) or under which the transferor would enforce for the benefit of the transferee, with the transferee assuming the transferor’s obligations, the rights of the transferor against any third party.

The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by Murphy Oil prior to the distribution. In addition, Murphy Oil will have the right to determine the date and terms of the distribution, and will have the right, at any time until completion of the distribution, to determine to abandon or modify the distribution and to terminate the Separation and Distribution Agreement.

In addition, the Separation and Distribution Agreement will govern the treatment of indemnification, insurance and litigation responsibility and management. Generally, the Separation and Distribution Agreement will provide for uncapped cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Murphy Oil’s business and liabilities arising out of refineries and related facilities previously owned by Murphy Oil with Murphy Oil. The Separation and Distribution Agreement will also establish procedures for handling claims subject to indemnification and related matters.

Trademark Agreements

The Trademark License Agreement will govern the allocation of trademark rights between Murphy USA and Murphy Oil. Under the Trademark Assignment Agreement, Murphy Oil USA, Inc. will assign all of its rights in all trademarks incorporating the term “Murphy” to Murphy Oil. Murphy Oil will license to Murphy USA certain trademarks incorporating such term for use in Murphy USA’s business on a royalty-free basis pursuant to the Trademark License Agreement.

Tax Matters Agreement

The Tax Matters Agreement will govern Murphy Oil’s and our respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for federal income tax purposes), tax attributes, tax returns, tax contests and certain other tax matters.

In general, under the Tax Matters Agreement, we expect that responsibility for taxes for periods prior to the distribution will be allocated in the following manner:

•

with respect to any U.S. federal income taxes of the affiliated group of which Murphy Oil is the common parent, we generally will be responsible for such taxes to the extent attributable to the U.S. marketing business and all Murphy Oil USA, Inc. federal income tax filings and Murphy Oil generally will be responsible for all other such taxes;

•

with respect to U.S. state or local income taxes, we generally will be responsible for such taxes to the extent attributable to the U.S. marketing business and all Murphy Oil USA, Inc. income and franchise tax filings and Murphy Oil generally will be responsible for all other such taxes;

•

with respect to any U.S. state or local property taxes, we generally will be responsible for such taxes to the extent attributable to property owned by us or one of our subsidiaries and prospectively, for any assets contributed, and Murphy Oil generally will be responsible for all other such taxes; and

•

with respect to certain non-income taxes, such as motor fuel, excise, sales and use taxes, we generally will be responsible for such taxes to the extent attributable to the U.S. marketing business and all Murphy Oil USA, Inc. non-income tax filings, and Murphy Oil generally will be responsible for all other such taxes.

In addition, the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the distribution and certain related transactions. The Tax Matters Agreement will provide special rules allocating tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the Tax Matters Agreement, we will be responsible for any taxes imposed on Murphy Oil that arise from the failure of the distribution and certain related transactions to qualify as a tax-free transaction for federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code to the extent that the failure to qualify is attributable to actions, events, or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the Tax Matters Agreement.

The Tax Matters Agreement will also set forth Murphy Oil’s and our obligations as to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

Employee Matters Agreement

The Employee Matters Agreement will govern Murphy Oil’s and our compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement will provide for the treatment of outstanding Murphy Oil equity awards and certain other outstanding annual and long-term incentive awards. The Employee Matters Agreement will provide that, following the distribution, our active employees generally will no longer participate in benefit plans sponsored or maintained by Murphy Oil and will commence participation in our benefit plans. The Employee Matters Agreement also will set forth the general principles relating to employee matters, including with respect to the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

The Employee Matters Agreement will also provide that (i) the distribution does not constitute a change in control under Murphy Oil’s plans, programs, agreements or arrangements and (ii) the distribution and the assignment, transfer or continuation of the employment of employees with another entity will not constitute a severance event under the applicable plans, programs, agreements or arrangements.

Transition Services Agreement

The Transition Services Agreement will set forth the terms on which Murphy Oil will provide to us, and we will provide to Murphy Oil, on a temporary basis, certain services or functions that the companies historically have shared. Transition services will include various corporate services. We expect the agreement will provide for the provision of specified transition services, generally for a period of up to 18 months, with a possible extension of 6 months (an aggregate of 24 months). Compensation for transition services will be determined using an internal cost allocation methodology based on fully loaded cost (e.g., including an allocation of corporate overhead), or, in certain cases, may be based on terms and conditions comparable to those that would have been arrived at by parties bargaining at arm’s-length.

Lease Agreement for 200 Peach Street, El Dorado, Arkansas

In connection with the spin-off, Murphy Oil will contribute to an affiliate of Murphy USA the 120,000 square foot headquarters building located at 200 Peach Street, El Dorado, Arkansas, including certain appurtenant furniture and fixtures. We will enter into an agreement to lease to Murphy Oil a portion of our 200 Peach Street building. Annual lease payments under the agreement are expected to be approximately $375,000 per year.

Aircraft-Related Agreements

Murphy Oil and Murphy USA will enter into three agreements to govern the storage, maintenance and use of certain aircraft after the separation. Under the Hanger Rental Agreement, Murphy USA will rent space in Murphy Oil’s hanger on a monthly basis for the storage of its aircraft. Under the Aircraft Maintenance Labor Pooling Agreement, Murphy Oil will employ technicians and other maintenance staff to service Murphy Oil and Murphy USA aircraft stored in the Murphy Oil hangar, and Murphy USA will reimburse Murphy Oil for an allocated portion of such expenses on an actual cost basis on the terms set forth in the agreement. This agreement may be terminated by either party with 30 days’ notice. Murphy Oil and Murphy USA will also enter into an Airplane Interchange Agreement that will allow each company to use the other’s aircraft and flight crew from time to time solely for business purposes, subject to certain requirements including that the aircraft is not otherwise in use, and in consideration therefor the other party is entitled to an equal number of hours of usage of the borrower’s aircraft. Each company cannot use the other company’s aircraft if such company’s usage is greater than the other company’s, unless otherwise mutually agreed upon. This agreement may be terminated by either party with 30 days’ notice.

Transferability of Shares of Our Common Stock

The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (“the Securities Act”). Persons who can be considered our affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of Murphy Oil on the distribution date may be deemed to be affiliates of ours. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately 2,880,584 shares of our common stock immediately following the distribution. See “Stock Ownership” included elsewhere in this Information Statement for more information. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	one percent of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes notice requirements and restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Reason for Furnishing This Information Statement

This Information Statement is being furnished solely to provide information to Murphy Oil stockholders who are entitled to receive shares of our common stock in the distribution. The Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Murphy Oil nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

The declaration and amount of all dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and other factors the board of directors deems relevant.

We are a holding company and have no direct operations. As a result, we will be able to pay dividends on our common stock only from available cash on hand and distributions received from our subsidiaries. There can be no assurance we will continue to pay any dividend even if we commence the payment of dividends.

CAPITALIZATION

The following table sets forth (i) our actual capitalization as of June 30, 2013, and (ii) our as adjusted capitalization assuming the distribution, the incurrence of debt and the use of proceeds thereof to fund a cash dividend to be paid to Murphy Oil immediately prior to the Separation (as discussed in “The Separation”) were effective June 30, 2013. Murphy USA Inc. was formed solely in contemplation of the separation and distribution, has not commenced operations and has no material assets, liabilities or commitments. As used in this capitalization table, “actual” as of June 30, 2013 reflects the combined historical financial position of the Murphy Oil subsidiaries and certain assets and liabilities of Murphy Oil that comprise Murphy USA as if such companies and accounts had been combined as of June 30, 2013. The table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on June 30, 2013 and is not necessarily indicative of our future capitalization or financial condition.

	June 30, 2013
	Actual	As Adjusted
	(thousands of dollars)
Debt Outstanding
Short-term debt	$47	$47
Long-term debt	1,100	651,100

Total Debt	1,147	651,147

Net Investment/Stockholders’ Equity
Common stock par value	—	467
Capital in excess of par	—	468,413
Net investment by parent	1,118,880	—

Total Net Parent Investment/Stockholders’ Equity	1,118,880	468,880

Total Capitalization	$1,120,027	$1,120,027

BUSINESS AND PROPERTIES

Overview

Upon completion of our separation from Murphy Oil, Murphy USA’s business will consist primarily of marketing of retail motor fuel products and convenience merchandise through a large chain of 1,179 (as of June 30, 2013) retail stations operated by Murphy USA, almost all of which are in close proximity to Walmart stores. Our retail stations are located in 23 states, primarily in the Southern and Midwestern United States. Of our stations, 1,018 are branded Murphy USA and 161 are standalone Murphy Express locations (as of June 30, 2013). Our retail stations under the brand name Murphy USA® participate in the Walmart discount program that we offer at most locations. The Walmart discount program offers a cents-off per gallon purchased for fuel when using specific payment methods as decided by Murphy USA and Walmart. The amount of the discount offered can vary based on many factors, including state laws. Our Murphy Express branded stations are not connected to the Walmart discount program but are similar to the Murphy USA sites in most other ways, including the types of fuel and merchandise offerings available to our customers.

Our business will also include certain midstream assets, including product distribution terminals and pipeline positions. As an independent publicly traded company, we believe we will be a low-price, high volume fuel retailer selling convenience merchandise through low cost kiosks with key strategic relationships and experienced management.

Our Competitive Strengths

Strategic and complementary relationship with Walmart

Of our network of 1,179 retail gasoline stations (as of June 30, 2013), more than 1,000 are situated on prime locations in close proximity to Walmart stores. We believe our proximity to Walmart stores generates significant traffic to our retail stations while our competitively priced gasoline and convenience offerings appeal to our shared customers. We also collaborate with Walmart on a fuel discount program which we believe enhances the customer value proposition as well as the competitive position of both Murphy USA and Walmart with respect to our peers. We began our relationship with Walmart in 1996 and in December 2012 we signed a new agreement that allows us to build approximately 200 new sites on Walmart locations, which we expect to complete over the next three years. We believe Walmart will continue to serve as a strategic partner as we pursue further organic growth opportunities on existing and new Walmart locations in both our core and adjacent geographies.

Winning proposition with value-oriented consumers

Our competitively priced fuel is a compelling offering for value-oriented consumers. Despite a flat long-term outlook in overall gasoline demand, we believe value-oriented consumers represent a growing demand segment. In combination with our high traffic locations, our low gasoline prices drive high fuel volumes and gross profit. In addition, we are an industry leader in per-site tobacco sales with our low-priced tobacco products and total store sales per square foot as we also sell a growing assortment of low-priced convenience items that complement Walmart’s primary in-store product offering.

Low cost retail operating model

We operate our retail gasoline stations with a strong emphasis on fuel sales complemented by a focused convenience offering that allows for a smaller store footprint than many of our competitors. A substantial majority of our stations are standardized 208 or 1,200 square foot kiosks, which we believe have very low capital expenditure and maintenance requirements relative to our competitors. In addition, many of our stations require only one or two attendants to be present during business hours and the majority of our kiosks are located on Company-owned property and do not incur any rent expense. The combination of a focused convenience offering and standardized smaller footprint stores allows us to achieve lower overhead costs, on-site costs and labor costs compared to competitors with a larger store format. According to the 2012 National Association of Convenience

Stores’ State of the Industry Survey, we operate at approximately 56% of the average monthly operating costs for top quartile performing stores in the industry. In addition, we operate among the highest industry safety standards and had a Total Recordable Incident Rate (TRIR) and Days Away from Work (DAW) rate that was substantially lower than the industry averages in 2011 using the most current published data by the Bureau of Labor Statistics. Our focus on safety and cost advantages translate into a lower fuel breakeven requirement that allows us to weather extended periods of lower fuel margins.

Advantaged fuel supply

We source fuel at very competitive industry benchmark prices due to the diversity of fuel options available to us in the bulk and rack product markets, our shipper’s status on major pipeline systems, and our access to numerous terminal locations. In addition, we have a strong distribution system in which we utilize a “Best Buy” method that dispatches third-party tanker trucks to the most favorably priced terminal to load products for each Murphy USA site, further reducing our fuel product costs. By participating in the broader fuel supply chain, we believe our business model provides upside exposure to opportunities to enhance margins and volume. For example, we anticipate being able to increase revenue by selling Renewable Identification Numbers (RINs) generated by ethanol and bio-diesel blending, because we have the capability to source our fuel directly at the terminals and then blend the fuel ourselves, allowing us to generate RINs in the process that we can then sell at prices that fluctuate from time to time but we generally view as upside potential that adds to our future revenues. We also believe we can increase volumes by shifting non-contractual wholesale volumes to higher margin retail sales. Our participation in the broader fuel supply chain provides us with added flexibility, especially during periods of significant price volatility.

Resilient financial profile

Our predominantly fee-simple asset base, ability to generate attractive gross margins through our low price, high volume strategy, and our low overhead costs should help us to endure prolonged periods of commodity price volatility and compressed fuel margins. To support our operating model, in connection with the separation, we intend to incur a modest amount of leverage through a new credit facility, the expected borrowing of term loans thereunder and the issuance of senior unsecured notes. We expect that our strong cash position and availability under our credit facility will provide us with a significant level of liquidity to help maintain a disciplined growth capital expenditure program through periods of both high and low fuel margins.

Our Business Strategy

Grow organically with Walmart

We intend for our relationship with Walmart to be a key driver of our organic growth over the next several years. We expect to build approximately 200 sites in core markets on or near Walmart locations over the next three years and are evaluating opportunities for additional growth beyond those locations. Approximately 950 of our locations currently participate in our fuel discount program with Walmart which reinforces Walmart’s low price philosophy. In addition, in the near term, we will seek to rebrand additional Murphy Express sites as Murphy USA and connect these sites to the fuel discount program. We will continue to work with Walmart on the implementation and improvement of the fuel discount program as we believe it is an effective promotional tool for maximizing fuel volumes and investment returns.

Enhance kiosk economics to improve investment returns

We plan to continuously evaluate our kiosk strategy in an effort to maximize our site economics and return on investment. As part of that strategy, we are continually refining our new 1,200 square foot kiosk design to create a foundation for increasing higher-margin non-tobacco sales and diversifying our merchandise offerings. For example, we continue to tailor our product offerings to complement the retail selection within Walmart stores, such as by offering products in a variety of quantities and sizes, or stock keeping units (SKUs), which are more convenience-oriented. By implementing new merchandizing, space management and workforce planning capabilities, we expect to further optimize merchandise revenue, labor needs and overall site returns.

Improve functional infrastructure to lower overhead costs

We believe we will be better positioned to manage our cost structure, execute a more scalable business model, and implement certain technology and business efficiency initiatives as an independent company. In order to do this successfully, we will focus heavily on the development of our employees and foster a high performance culture where incentives are aligned with business performance. We believe that through our planned growth and efficiency initiatives, we can achieve reductions in overhead costs to support an overall improvement in our site returns.

Focus midstream participation

We plan to continue to focus our midstream efforts on activities that enhance our ability to be a low price retail fuel leader, by optimizing our fuel supply contracts to capitalize on market dynamics whenever possible and minimizing physical midstream asset ownership. We also intend to allocate capital and human resources only to midstream assets that provide a specific retail advantage. In considering strategic alternatives for midstream assets that do not directly benefit our retail operations, such as our ethanol production facilities, we intend to pursue actions that will maximize shareholder value and enhance our ability to execute on our planned retail strategy after our separation from Murphy Oil.

Focus on long-term investment

We maintain a portfolio of fee-simple assets and we intend to establish an appropriate debt structure in connection with the separation that will allow us to be resilient during times of fuel price and margin volatility. We believe our strong financial position should allow us to profitably execute on our low-cost, high volume retail strategy and our organic growth strategy through periods of both high and low fuel margins. Furthermore, we will consider all alternatives for returning excess earnings or capital with a focus on maximizing shareholder value.

Industry Trends

We operate within the large and growing U.S. retail fueling store industry, which is highly fragmented. We believe we will continue to benefit from several key industry trends and characteristics, including:

•	increased sensitivity to gas prices among price conscious consumers, and increasing demand for low priced fuel sellers;

•	highly fragmented nature of the industry providing larger chain operators with significant scale advantage; and

•	increasing consumer traffic around supermarkets and large format hypermarkets, supporting complementary consumer demand at nearby retail fueling and convenience stores.

Corporate Information

Murphy USA was incorporated in Delaware on March 1, 2013 and will, at the time of the distribution, hold, through its subsidiaries, the assets and liabilities of Murphy Oil’s U.S. marketing business. For more information, see “The Separation” included elsewhere in this Information Statement. Murphy USA’s headquarters will be located at 200 Peach Street, El Dorado, Arkansas 71730 and its general telephone number is (870) 875-7600. Our Internet website is www.murphyusa.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this Information Statement. We are authorized to list Murphy USA’s shares of common stock on the NYSE under the ticker symbol “MUSA.”

Description of Our Business

We market fueling products through a network of Company retail stations, unbranded wholesale customers and bulk product customers. During 2012, Company stations sold approximately 3.8 billion gallons of motor fuel through our retail outlets.

Below is a table that lists the states where we operate Company-owned stations at June 30, 2013 and the number of stations in each state.

State	No. of stations	State	No. of stations	State	No. of stations
Alabama	68	Kansas	1	New Mexico	7
Arkansas	60	Kentucky	37	Ohio	42
Colorado	6	Louisiana	60	Oklahoma	49
Florida	108	Michigan	23	South Carolina	51
Georgia	79	Minnesota	7	Tennessee	80
Iowa	21	Missouri	46	Texas	251
Illinois	26	Mississippi	48	Virginia	4

Indiana	32	North Carolina	73	Total	1,179

The following table provides a history of our Company-owned station count during the six months ended June 30, 2013, and the three-year period ended December 31, 2012:

	Six Months Ended June 30, 2013	Years Ended December 31,
		2012	2011	2010
Number at beginning of period	1,165	1,128	1,099	1,048
New construction	15	37	30	51
Closed	(1)	—	(1)	—

Number at end of period	1,179	1,165	1,128	1,099

In recent years, we have purchased from Walmart the properties underlying 908 of our Company stations (as of August 7, 2013). Our December 21, 2012 agreement with Walmart provides for the potential purchase of approximately 200 additional sites. Our agreement requires us to obtain Walmart’s approval of our development plans and to indemnify Walmart for certain environmental liabilities. In addition, Walmart has the right to terminate the agreement with respect to certain properties located adjacent to Walmart stores if the sale of any such property to us would result in certain claims or liabilities against Walmart or, in Walmart’s sole discretion, would impair the operation of the related Walmart store.

Each of our owned properties that were purchased from Walmart is also subject to Easements and Covenants with Restrictions Affecting Land (“ECRs”), which impose customary restrictions on the use of such properties, which Walmart has the right to enforce. In addition, pursuant to the ECRs, certain transfers involving these properties are subject to Walmart’s right of first refusal or right of first offer. Also pursuant to the ECRs, we are prohibited from transferring such properties to a competitor of Walmart.

For risks related to our December 2012 agreement with Walmart, including the ECRs, see “Risk Factors—Risks Relating to Our Business—Walmart retains certain rights in its agreements with us, which may adversely impact our ability to conduct our business.”

For the remaining fueling stations located on or adjacent to Walmart property that are not owned, we have a master lease agreement that allows us to rent land from Walmart. The master lease agreement contains general terms applicable to all rental sites on Walmart property in the United States. The term of the leases is 10 years at each station, with us holding four successive five-year extension options at each site. A majority of the leased sites have over twenty years of term remaining including renewals. The agreement permits Walmart to terminate it in its entirety, or only as to affected sites, at its option under customary circumstances (including in certain events of bankruptcy or insolvency), or if we improperly transfer the rights under the agreements to another party. In addition, the master lease agreement prohibits us from selling all or any portion of a station without first offering to sell all or such portion of the station to Walmart and provides that if Murphy Oil USA, Inc. is acquired or becomes a party to any merger or consolidation that results in a material change in management of the stations, Walmart will have the option to purchase the stations at fair market value. We also have four Murphy USA sites located near Walmart locations where we pay rent to other landowners.

As of June 30, 2013, we have 150 Murphy Express sites where we own the land and eleven locations where we rent the underlying land.

We have numerous sources for our retail fuel supply, including nearly all of the major and large oil companies operating in the U.S. We purchase fuel from oil companies and independent refiners at rates that fluctuate with market prices and generally are reset daily, and we sell fuel to our customers at prices that we establish daily. Most fuel is purchased by the truckload as needed to replenish supply at our Company stations. Our inventories of fuel on site turn approximately every day. By establishing motor fuel supply relationships with several alternate suppliers for most locations, we believe we are able to effectively create competition for our purchases among various fuel suppliers. We also believe that purchasing arrangements with multiple fuel suppliers may help us avoid product outages during times of motor fuel supply disruptions. At some locations, however, there are very few suppliers for fuel in that market and we may have only one supplier. Our refined products are distributed through a few product distribution terminals that are wholly owned and operated by us and from numerous terminals owned by others. About half of our wholly owned terminals are supplied by marine transportation and the rest are supplied by pipeline. We also receive products at terminals owned by others either in exchange for deliveries from our terminals or by outright purchase.

In addition to the motor fuel sold at our Company stations, our stores carry a broad selection of snacks, beverages, tobacco products and non-food merchandise. The merchandise we offer includes our private label products, such as an isotonic drink offered in several flavors and a private label energy drink. In 2012, we purchased more than 80% of our merchandise from a single vendor, McLane Company, Inc., a wholly owned subsidiary of Berkshire Hathaway, Inc.

A statistical summary of key operating and financial indicators for June 30, 2013 and 2012 and each of the five years ended December 31, 2012 are reported below.

	As of June 30,		As of December 31,
	2013	2012	2012	2011	2010	2009	2008
Branded retail outlets at December 31:
Murphy USA®	1,018	1,007	1,015	1,003	1,001	996	992
Murphy Express	161	132	150	125	98	52	33
Other (1)	—	—	—	—	116	121	129
Total	1,179	1,139	1,165	1,128	1,215	1,169	1,154

Retail marketing:
Fuel margin per gallon (2)	$0.134	0.137	$0.129	0.156	0.114	0.083	0.165
Gallons sold per store month	264,994	265,302	277,001	277,715	306,646	312,493	324,223
Merchandise sales revenue per store month	$152,072	155,783	$156,429	158,144	153,530	137,623	110,943
Merchandise margin as a percentage of merchandise sales	12.9%	13.2%	13.5%	12.8%	13.1%	12.5%	13.5%

(1)	Represents former Spur locations sold in 2011 as part of the refinery sales recorded as discontinued operations.
(2)	Represents net sales prices for fuel less purchased cost of fuel.

Our business is organized into two operating segments: Marketing and Ethanol. Our business primarily consists of our Marketing segment, which includes our retail marketing sites and midstream assets. Our Ethanol segment consists of ethanol production facilities located in Hankinson, North Dakota and in Hereford, Texas. Total ethanol production in 2012 amounted to about 124.9 million gallons at Hankinson and 97.9 million gallons at Hereford. Our ethanol operations experienced much weaker operating margins during 2012 compared to the prior year.

On July 17, 2013, the U.S. Environmental Protection Agency (“EPA”) approved the ability of the Hankinson plant to generate RINs on production above 126 million gallons. Historically, the Hankinson site has demonstrated production rates of 135 million gallons per year as a result of several capital projects aimed at increasing capacity, including the addition of a fermenter and liquefaction tank.

The Hereford facility began operations in early 2011 and we wrote down the carrying value at this facility at year-end 2012 due to expectations of continued weak margins in the future.

To better focus the Company’s operations on its retail fuel business, we are currently considering strategic alternatives for the Hankinson and Hereford ethanol facilities. As part of this effort, we are evaluating various factors including the appropriate timing and market conditions to maximize value in any potential sale; however, a final decision has not yet been determined and these assets do not meet the criteria for “held for sale” presentation at this time. Therefore, historical financial results for these plants are included in continuing operations for all periods presented.

For operating segment information, see Note T “Business Segments” in the accompanying audited combined financial statements for the three-year period ended December 31, 2012 and Note N “Business Segments” in the accompanying unaudited combined financial statements for the three and six months ended June 30, 2013.

Competition

The U.S. petroleum business is highly competitive, particularly with regard to accessing and marketing petroleum and other refined products. We compete with other chains of retail fuel stations for fuel supply and in the retail sale of refined products to end consumers, primarily on the basis of price, but also on the basis of convenience and consumer appeal. In addition, we may also face competition from other retail fueling stations that adopt marketing strategies similar to ours by associating with non-traditional retailers, such as supermarkets, discount club stores and hypermarkets, particularly in the geographic areas in which we operate. We expect that our industry will continue to trend toward this model, resulting in increased competition to us over time. Moreover, because we do not produce or refine any of the petroleum or other refined products that we market, and Murphy Oil does not currently and will not in the future supply us with refined products, we compete with retail gasoline companies that have ongoing supply relationships with affiliates or former affiliates that manufacture refined products. We also compete with integrated companies that have their own production and/or refining operations that are at times able to offset losses from marketing operations with profits from producing or refining operations, and may be better positioned to withstand periods of depressed retail margins or supply shortages. In addition, we compete with other retail and wholesale gasoline marketing companies that have more extensive retail outlets and greater brand name recognition. Some of our competitors have been in existence longer than we have and have greater financial, marketing and other resources than we do. As a result, these competitors may have a greater ability to bear the economic risks inherent in all phases of our business and may be able to respond better to changes in the economy and new opportunities within the industry.

In addition, the retail gasoline industry in the United States is highly competitive due to ease of entry and constant change in the number and type of retailers offering similar products and services. With respect to merchandise, our retail sites compete with other convenience store chains, independently owned convenience stores, supermarkets, drugstores, discount clubs, gasoline service stations, mass merchants, fast food operations and other similar retail outlets. In recent years, several non-traditional retailers, including supermarkets, discount club stores and mass merchants, have begun to compete directly with retail gasoline sites. These non-traditional gasoline retailers have obtained a significant share of the gasoline market, and their market share is expected to grow, and these retailers may use promotional pricing or discounts, both at the fuel pump and in the convenience store, to encourage in-store merchandise sales and gasoline sales. In addition, some large retailers and supermarkets are adjusting their store layouts and product prices in an attempt to appeal to convenience store customers. Major competitive factors include: location, ease of access, product and service selection, gasoline brands, pricing, customer service, store appearance, cleanliness and safety.

Market Conditions and Seasonality

Market conditions in the oil and gas industry are cyclical and subject to global economic and political events and new and changing governmental regulations. Our operating results are affected by price changes in crude oil, natural gas and refined products, as well as changes in competitive conditions in the markets we serve. In addition, our ethanol production operations are impacted by the price of corn, which was elevated in connection with the 2012 growing season and may be affected by future droughts.

Oil prices, wholesale motor fuel costs, motor fuel sales volumes, motor fuel gross margins and merchandise sales can be subject to seasonal fluctuations. For example, consumer demand for motor fuel typically increases during the summer driving season, and typically falls during the winter months. Therefore, our revenues and/or sales volumes are typically higher in the second and third quarters of our fiscal year. Travel, recreation and construction are typically higher in these months in the geographic areas in which we operate, increasing the demand for motor fuel and merchandise that we sell. A significant change in any of these factors, including a significant decrease in consumer demand (other than typical seasonal variations), could materially affect our motor fuel and merchandise volumes, motor fuel gross profit and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Trademarks

We sell gasoline primarily under the Murphy USA® and Murphy Express brands, which are trademarks of Murphy Oil. The Trademark License Agreement that we expect to enter into with Murphy Oil in connection with the separation will contain a trademark license granting us the right to continue to use such Murphy Oil-owned trademarks throughout the term of that agreement subject to the terms and conditions therein. See “The Separation—Agreements with Murphy Oil Corporation.”

In the highly competitive business in which we operate, our trade names, service marks and trademarks are important to distinguish our products and services from those of our competitors. We are not aware of any facts which would negatively impact our continuing use of any of the above trade names, service marks or trademarks.

IT Systems and Store Automation

All of our Company stations use a standard hardware and software platform for point-of-sale (“POS”) that facilitates item level scanning of merchandise for sales and inventory, and the secure acceptance of all major payment methods – cash, check, credit, debit, fleet and mobile. Our standard approach to large scale and geographically dispersed deployments reduces total IT cost of ownership for the POS and inherently makes the system easier to use, support, and replace. This POS technology strategy reflects close alignment with our growth plan.

The store back office systems run on the same platform as the POS which further leverages economies of scale to keep system costs down. The back office systems are primarily “Intranet” based web applications which are rendered through a standard web browser. These applications are a combination of software as a service (“SaaS”), commercial off the shelf software (“COTS”), and custom software applications developed using modern industry standard tools and methodologies.

Our Company stations use the PDI Enterprise accounting system to manage fuel and merchandise inventory, place orders, record deposits and transmit sales to the home office. Our Company stations also use COTS workforce management and task management systems for managing store associate labor, schedules, and duties. Sophisticated systems are used to minimize store labor by automating most redundant tasks such as merchandise and fuel pricing on the POS, fuel dispensers, and price signs.

All Company stations are networked to our central servers in the corporate office. Detailed sales transactions and fuel inventory levels are processed and recorded locally, then transmitted to the corporate office each 15 to 30 minutes. The data is then fed into a centralized data warehouse, where it is combined with other sources and used to optimize fuel pricing, streamline fuel inventory management, facilitate loss prevention and optimize supply chain and distribution.

Our corporate services utilize JD Edwards, PDI Enterprise, SOLARC and other enterprise systems for financial reporting, accounts payable, accounts receivable, asset management, payroll, human resources, credit and risk management and other support functions. These enterprise class systems provide significant flexibility in managing corporate and store operations, as well as scalability for growth.

The on-boarding process for the entire enterprise is performed through a SaaS provider. All paperwork and associated workflow is handled electronically which reduces both store and corporate administrative costs.

We invest in disaster recovery, system backups, redundancy, firewall, remote access security and virus and spam protection to ensure a high level of system security and availability. We have systems, business policies and processes around access controls, password expirations and file retention to ensure a high level of control within our IT network.

Environmental

We are subject to numerous federal, state and local environmental laws, regulations and permits. Such environmental requirements have historically been subject to frequent change and tended to become more stringent over time. While we strive to comply with these environmental requirements, any violation can result in litigation or the imposition of significant civil and criminal penalties, injunctions or other sanctions. Compliance with these environmental requirements affects our overall cost of business, including capital costs to construct, maintain and upgrade equipment and facilities, and ongoing operating expenditures. We maintain sophisticated leak detection and remote monitoring systems for underground storage tanks at the vast majority of our retail fueling stations. We operate above ground bulk petroleum tanks at our terminal locations and have either replaced or intend to replace underground product lines at our terminals with overhead pipelines to help mitigate the risk of potential soil and groundwater contamination. We allocate a portion of our capital expenditure program to comply with environmental laws and regulations, and such capital expenditures are projected to be $2.7 million in 2013.

We could be subject to joint and several as well as strict liability for environmental contamination. Many of our current and former properties have been operated by third-parties whose handling and management of hazardous materials were not under our control, and substantially all of them have or previously had motor fuel or petroleum product storage tanks. Pursuant to certain environmental laws, we could be responsible for remediating contamination relating to such sites, including impacts attributable to prior site occupants or other third parties, and for implementing remedial measures to mitigate the risk of future contamination. We may also have liability for contamination and violations of environmental laws under contractual arrangements with third parties, such as landlords and former owners of our sites, including at our sites in close proximity to Walmart stores. Contamination has been identified at certain of our current and former terminals and retail fueling stations, and we are continuing to conduct investigation and remediation activities in relation to such properties. The discovery of additional contamination or the imposition of further cleanup obligations at these or other properties could result in significant costs. In some cases, we may be eligible to receive money from state “leaking petroleum storage tank” trust funds to help remediate contamination at certain sites. However, receipt of such payments is subject to stringent eligibility requirements and other limitations that can significantly reduce the availability of such trust fund payments and may delay or increase the duration of associated cleanups. We could also be held responsible for contamination relating to third-party sites to which we or our predecessors have sent hazardous materials for recycling or disposal. We are currently identified as a potentially responsible party in connection with one such disposal site. Any such contamination, leaks from storage tanks or other releases of hazardous materials could result in claims against us by governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage. From time to time, we are subject to legal and administrative proceedings governing the remediation of contamination or spills from current and past operations, including from our terminal operations and leaking petroleum storage tanks. For information regarding our recorded environmental liabilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Environmental and Other Loss Contingencies.”

Consumer demand for our products may be adversely impacted by fuel economy standards as well as greenhouse gas (“GHG”) vehicle emission reduction measures. In 2010, the EPA and the Department of Transportation’s National Highway Traffic Safety Administration (“NHTSA”) finalized new standards raising the required Corporate Average Fuel Economy of the nation’s passenger fleet to approximately 35 miles per gallon by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the Department of Transportation published first-time standards to reduce GHG emissions and fuel consumption of medium and heavy duty trucks. In August 2012, the EPA and NHTSA finalized further mandated decreases in passenger vehicle GHG emissions and increases in fuel economy beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 miles per gallon by 2025. These and any future increases in fuel economy standards or GHG emission reduction requirements could decrease demand for our products.

GHG and other air emissions from our own facilities are also subject to regulation. For example, certain of our fueling stations may be required to install and maintain vapor recovery systems to control emissions of volatile organic compounds to the air during the vehicle fueling process. In addition, we are currently required to report annual GHG emissions from certain of our operations. Any existing or future GHG or other such air emission measures may result in increased compliance costs.

Our business is also subject to increasingly stringent laws and regulations governing the content and characteristics of fuel. For example, the gasoline we sell generally must meet increasingly rigorous sulfur and benzene standards. In addition, renewable fuel standards generally require refiners and gasoline blenders to meet certain volume quotas or obtain representative trading credits for renewable fuels that are established as a percentage of their finished product production. Such fuel requirements and renewable fuel standards may adversely affect our wholesale fuel purchase costs.

Sale of Regulated Products

In certain areas where our retail sites are located, state or local laws limit the hours of operation for the sale of alcoholic beverages and restrict the sale of alcoholic beverages and tobacco products to persons younger than a certain age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as to issue fines to convenience stores for the improper sale of alcoholic beverages and tobacco products. Failure to comply with these laws may result in the loss of necessary licenses and the imposition of fines and penalties on us. Such a loss or imposition could have a material adverse effect on our business, liquidity and results of operations. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. While the potential exposure for damage claims as a seller of alcoholic beverages and tobacco products is substantial, we have adopted procedures intended to minimize such exposure.

Federally mandated anti-money laundering regulations, specifically the USA PATRIOT Act, which amends the Bank Secrecy Act, dictate the rules and documentation requirements we follow for the sales of money orders. In addition, we are subject to random anti-money laundering compliance audits. We have an anti-money laundering compliance program and have employees of the Company who review certain money order sales transactions to ensure compliance with federal regulations.

We also adhere to the rules governing lottery sales as determined by state lottery commissions in each state in which we make such sales.

Safety

We are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that certain information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are currently in substantial compliance with OSHA requirements, including general industry standards, record-keeping requirements and monitoring of occupational exposure to regulated substances.

Other Regulatory Matters

Our retail sites are also subject to regulation by federal agencies and to licensing and regulations by state and local health, sanitation, fire and other departments relating to the development and operation of retail sites, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new retail site in a particular area.

Our operations are also subject to federal and state laws governing such matters as wage rates, overtime and citizenship requirements. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and beginning in January 2014, we are required under current laws to provide a system of mandated health insurance. These legal requirements could affect our results of operations.

Employees

At June 30, 2013, we had approximately 7,900 employees, including approximately 1,715 full-time employees and 6,185 part-time employees.

Properties

Our headquarters of approximately 120,000 square feet is located at 200 Peach Street, El Dorado, Arkansas. In connection with the distribution, Murphy Oil will contribute the headquarters building to an affiliate of Murphy USA, and we will lease back a portion of the building to Murphy Oil. Murphy Oil will also contribute real estate at 422 North Washington Avenue, El Dorado, Arkansas, to an affiliate of Murphy USA as this property will be used for a portion of our operations. See “The Separation—Agreements with Murphy Oil Corporation—Lease Agreement for 200 Peach Street, El Dorado, Arkansas.” We have numerous owned and leased properties for our retail fueling stations as described under “—Description of Our Business,” as well as wholly owned product distribution terminals and two ethanol production facilities.

Legal Proceedings

Murphy USA and its subsidiaries are engaged in a number of legal proceedings, all of which Murphy USA considers routine and incidental to its business. See Note L “Contingencies” in the accompanying unaudited combined financial statements for the three and six months ended June 30, 2013.

MANAGEMENT

Executive Officers

The following table sets forth information regarding the individuals who serve as our executive officers. In each case, such officer selections have become effective prior to the record date. All of our executive officers were former employees of Murphy Oil or Murphy Oil USA, Inc., including Mr. Clyde as of August 1, 2013. Those individuals noted below who were former employees of Murphy Oil have transfered from their respective employment with Murphy Oil to Murphy Oil USA, Inc. and resigned from any officer roles with Murphy Oil.

Name	Positions with Murphy USA	Age*
R. Andrew Clyde	President and Chief Executive Officer; Director	50
Mindy K. West	Executive Vice President, Chief Financial Officer and Treasurer	44
John C. Rudolfs	Executive Vice President Marketing	41
Jeffery A. Goodwin	Senior Vice President Field Operations	54
Marn K. Cheng	Senior Vice President Operations Support	48
John A. Moore	Senior Vice President, General Counsel and Secretary	46

*	As of August 1, 2013

There are no family relationships among any of the officers named above. Each officer of the Company will hold office from the date of election until a successor is elected. Set forth below is information about the executive officers identified above.

R. Andrew Clyde serves as President and Chief Executive Officer of Murphy USA, and also serves as a director. Mr. Clyde previously served Booz & Company (and prior to August 2008, Booz Allen Hamilton), in its global energy practice. He joined the firm in 1993 and was elected partner in 2000 holding leadership roles as North American Energy Practice Leader and Dallas office Managing Partner and serving on the firm’s board nominating committee. He worked with downstream petroleum and retail clients on engagements focused on corporate and business unit strategy, organization design and effectiveness and performance improvement. Mr. Clyde’s experience in Booz’s global energy practice will make him a valuable addition to our Board of Directors. Mr. Clyde received a master’s degree in Management with Distinction from the Kellogg Graduate School of Management at Northwestern University. He received a BBA in Accounting and a minor in Geology from Southern Methodist University.

Mindy K. West serves as Executive Vice President, Chief Financial Officer and Treasurer of Murphy USA. Ms. West joined Murphy Oil in 1996 and has held positions in Accounting, Employee Benefits, Planning and Investor Relations. In 2007, she was promoted to Vice President & Treasurer for Murphy Oil. She holds a bachelor’s degree in Finance from the University of Arkansas and a bachelor’s degree in Accounting from Southern Arkansas University. She is a Certified Public Accountant and a Certified Treasury Professional.

John C. Rudolfs serves as Executive Vice President Marketing of Murphy USA. From 2008 to 2009, Mr. Rudolfs was President of T-Court Investments in Washington D.C. Mr. Rudolfs joined Murphy Oil in 2010 as Vice President, Fuel for Murphy USA Marketing Company, a division of Murphy Oil USA, Inc. with over 15 years of experience in the oil and gas industry. In 2011, he was named Vice President, Real Estate & Business Development and promoted to Executive Vice President, Marketing in 2012. Mr. Rudolfs obtained a Bachelor of Science degree from the United States Naval Academy. He graduated from the United States Navy Supply Corps School with emphasis in Supply Chain Management, Finance, Accounting, and Combat Logistics. He is a retired decorated officer from the United States Navy.

Jeffery A. Goodwin serves as Senior Vice President Field Operations of Murphy USA. Mr. Goodwin joined Murphy Oil in 2001 as District Manager in Jacksonville, Florida. In 2002, he was promoted to Maintenance Manager and transferred to El Dorado. He was promoted to Division Manager in 2003, then to Region Manager in 2006. In 2008, Mr. Goodwin was promoted to Vice President, Retail Operations and to Senior Vice President of Retail Operations in 2012. Mr. Goodwin holds a bachelor’s degree in Business from Widener University.

Marn K. Cheng serves as Senior Vice President Operations Support of Murphy USA. Mr. Cheng joined Murphy Oil in 2000 as District Manager in Oklahoma City, Oklahoma. He held several positions within Murphy Oil before being promoted to General Manager, Retail Marketing in 2006. In 2008, he was named Regional Vice President for Murphy USA Marketing Company, a division of Murphy Oil USA, Inc. before serving as Vice President, Retail Operations. He was promoted to Vice President, Renewable Energy for Murphy Oil USA, Inc. in 2009. He returned to the retail marketing division in 2011 as Vice President, Fuels for Murphy USA Marketing Company and was promoted to Senior Vice President of Retail Operations in 2012. Mr. Cheng graduated from Texas Tech University with a bachelor’s degree in Marketing and also holds an MBA from Texas Tech University.

John A. Moore serves as Senior Vice President, General Counsel and Secretary of Murphy USA. Mr. Moore joined Murphy Oil in 1995 as Associate Attorney in the Law Department. He was promoted to Attorney in 1998 and Senior Attorney in 2005. He was promoted to Manager, Law and assumed the role of Corporate Secretary for Murphy Oil in 2011. Mr. Moore holds a bachelor’s degree in Philosophy from Ouachita Baptist University and a Law degree from the University of Arkansas.

DIRECTORS

Board of Directors

The following individuals serve as members of our Board of Directors. None of the individuals who serve as members of our Board of Directors are current employees of Murphy Oil or Murphy Oil USA, Inc. other than Mr. Clyde, who became our employee as of August 1, 2013.

Name	Age*
R. Madison Murphy	55
R. Andrew Clyde	50
Claiborne P. Deming	59
Thomas M. Gattle Jr.	61
Robert A. Hermes	73
Fred Holliger	65
Christoph Keller, III	58
James W. Keyes	58
Diane N. Landen	53
Jack T. Taylor	61

*	As of August 1, 2013

Our Board of Directors is divided into three classes, each of roughly equal size. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders following the distribution; the directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders; the directors designated as Class III directors have terms expiring at the following year’s annual meeting of stockholders after that. Commencing with the first annual meeting of stockholders held following the distribution, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. We have not yet set the date of the first annual meeting of stockholders to be held following the distribution.

Set forth below is additional information regarding the directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide the Board of Directors of Murphy USA Inc.

R. Madison Murphy serves as the Chairman of the board of directors. Mr. Murphy has been a director of Murphy Oil Corporation since 1993 and serves on its Executive Committee and as Chair of the Audit Committee. He was Chairman of the board of directors of Murphy Oil from 1994 to 2004 and Chief Financial Officer of Murphy Oil from 1992 to 1994. Mr. Murphy has served on the board of directors of Deltic Timber Corporation since December 17, 1996. Mr. Murphy has also been the Managing Member of Murphy Family Management, LLC since 1998, which is engaged in investments, farm, timber and real estate operations. Mr. Murphy has been the President of The Murphy Foundation since 1994 which is a substantial private foundation providing charitable support for a range of initiatives, predominantly in Arkansas with an emphasis on education, scholarships and support. Mr. Murphy is also the owner of Presqu’ile Winery and the owner of the Sumac Company, LLC, which is engaged in investments, timber, and vineyard operations. Mr. Murphy serves on the Hendrix College board of trustees and was Chairman from 2001-2011. He also served a ten year term on the Arkansas Highway Commission and served as Chairman of the Commission from 2010 through his retirement in early 2013. Mr. Murphy’s corporate experience, along with his current board service to Murphy Oil and Deltic Timber Corporation, and previous board service to BancorpSouth, Inc., provide invaluable corporate leadership and financial expertise for the Board and for the board committees on which he serves. Mr. Murphy is a first cousin of Mr. Claiborne P. Deming and Rev. Christoph Keller, III, both of whom serve on our Board.

R. Andrew Clyde—See “—Executive Officers Following the Distribution.”

Claiborne P. Deming has served as Chairman of the Board of Murphy Oil since March 2012, and is also Chairman of its Executive Committee. He served as President and Chief Executive Officer of Murphy Oil from October 1, 1994 to December 31, 2008. Prior to assuming that position, he served as Executive Vice President and Chief Operating Officer and had served previously as President of Murphy Oil USA, Inc. He served on the board of directors of Entergy Corporation from 2002 to 2006, and was a member of the Arkansas State Board of Education from September 1999 to June 2002. Mr. Deming is a past President of the 25 Year Club of the Oil and Gas Industry, past Chairman of the National Petroleum Council and was awarded API’s 2011 Gold Medal Award for Distinguished Achievement. In addition, Mr. Deming is a member of the Vanderbilt University Board of Trust and a member of the Jefferson Scholars Foundation Board of the University of Virginia. Mr. Deming is currently a private investor and he serves on several private company boards, including Tudor, Pickering, Holt & Co., a private investment and merchant bank that services the oil and gas industry. Mr. Deming’s vast experience in the oil and gas industry and his leadership roles at Murphy Oil will provide a wealth of insight to our Board. Mr. Deming is a first cousin of Mr. R. Madison Murphy and Rev. Christoph Keller, both of whom serve on our Board.

Thomas M. Gattle Jr. has served as Chairman of the Board, President and Chief Executive Officer of Terral RiverService, Inc. since 1992. Terral RiverService, Inc. is a private company which employs 225 people and which operates fertilizer terminals, boats and barges on the lower Mississippi River and its connected inland waterways. Prior to his tenure at Terral RiverService, Mr. Gattle owned and operated several businesses including Terral Barge Line, which operated the Lake Providence and Madison Ports on the Mississippi River from 1980-1992 and Great River Grain from 1980-1990, which owned and operated grain elevators on the lower Mississippi River. He worked for Terral Norris Seed Company from 1975-1980. Mr. Gattle is currently a director of American Plant Food, based in Houston, Texas and President of the Louisiana Wildlife & Fisheries Foundation. He is past Chairman of the Louisiana Wildlife and Fisheries Commission, past President of the Agricultural Leaders of Louisiana and past Chairman of the Briarfield Academy School board of directors. He is involved in numerous charitable and trade organizations. Mr. Gattle’s many years of experience as a successful company owner and executive officer will allow him to provide significant input to our Board on both financial and operational matters.

Robert A. Hermes has been a director of Murphy Oil Corporation since 1999 and serves as a member of the Executive Committee, Nominating & Governance Committee and Environmental, Health & Safety Committee. He was Chairman of the Board of Purvin & Gertz, Inc., an international energy consulting firm before his retirement in 2005. Dr. Hermes has broad experience in economic and technical aspects of petroleum refining, crude oil pricing, oil logistics, petroleum marketing, and interfuel competition. He also brings to the Board expertise in strategic planning and feasibility studies. As former Chairman of the Board of Purvin & Gertz, Inc., Dr. Hermes has a strong background as an advisor on energy policy, which will enable him to provide valuable insight to our Board.

Fred Holliger was Chairman and CEO of Giant Industries (“Giant”), a NYSE petroleum refining and retail convenience store company from 2005 until 2007 when it was merged with Western Refining Company. Mr. Holliger was President and Chief Operating Officer of Giant for the previous 16 years. He is a former director of the National Petroleum Refinery Association and the New Mexico Oil and Gas Association. He spent his entire 36-year career in the petroleum industry in a variety of engineering, marketing, supply and general management positions, including serving as President of Northern Natural Gas Company. He was also an independent consultant to Western Refining Company from 2007 through June 2012. Mr. Holliger’s long career in the oil and gas industry along with his leadership experience will allow him to provide valuable insight to our Board.

The Reverend Dr. Christoph Keller, III has been a director of Deltic Timber Corporation since December 17, 1996 and is a member of the Executive Compensation Committee and Chair of the Nominating and Corporate Governance Committee of Deltic Timber Corporation. He has been an Episcopal priest since

1982, and is currently Theologian-in-Residence for St. Margaret’s Episcopal Church in Little Rock, Arkansas. He was founding pastor of St. Margaret’s Episcopal Church, serving from 1991 to 1998. In that role, he was in charge of all business operations of the church including budgeting, accounting and auditing. He is a member of the board of trustees of General Theological Seminary in New York City, and a past board member of the Episcopal Church Building Fund, also in New York City. Reverend Keller has served from 1998 to 2008 as a manager of Keller Enterprises, L.L.C., a firm with farming operations and real estate and venture capital investments. He has served on its board and currently chairs its Executive Compensation Committee. Rev. Keller’s board level experience on both public and private companies will enable him to make valuable contributions to our Board. Rev. Keller is first cousin of Claiborne P. Deming and R. Madison Murphy, both of whom serve on our Board.

James W. Keyes is currently Chairman and Chief Executive Officer of Wild Oats LLC, a position he has held since January 2012. He was Chief Executive Officer of 7-Eleven Inc. from 2000 to 2005 and held a variety of other positions prior to that in his twenty-one year career, including Chief Financial Officer and Chief Operating Officer. Mr. Keyes was Chairman and Chief Executive Officer of Blockbuster from 2007 to 2011 and led the company through a restructuring process that involved the successful sale of assets to Dish Networks, preserving over 19,000 jobs and providing continuity for the Blockbuster brand. Blockbuster filed for Chapter 11 bankruptcy on September 23, 2010. Mr. Keyes serves on numerous civic boards and was the recipient of the Horatio Alger award in 2005 and the Ellis Island Medal of Honor in 2008. Mr. Keyes’s experience running large companies, and specifically a retail gasoline chain should provide invaluable expertise to our Board.

Diane N. Landen is owner and President of Vantage Communications, Inc. where she has experience in investment management, communications, and broadcast property ownership for over 20 years. She also serves as Vice Chairman and Executive Vice President of Noalmark Broadcasting Corporation, which is a radio and media company which owns and operates radio stations in multiple markets in Arkansas and New Mexico. Her responsibilities at Noalmark include oversight of the company’s corporate strategy. She is a partner at Munoco Company L.C., an oil and gas exploration and production company. Ms. Landen also serves on the board of Loutre Land and Timber Company, a natural resources company. She acts as Secretary of the company and serves on the Executive and Nominating Committees. Ms. Landen serves in leadership positions for numerous charitable organizations. She has, through her involvement in these many and varied business ventures, developed a broad range of experience in operating successful companies, allowing her to make significant contributions to our Board.

Jack T. Taylor has been a director of Sempra Energy since February 2013 and serves as a member of the Audit; Environmental, Health, Safety and Technology; and LNG Joint Venture and Financing Committees. He was the Chief Operating Officer-Americas and Executive Vice Chair of U.S. Operations for KPMG LLP from 2005 to 2010. From 2001 to 2005 he served as the Vice Chairman of U.S. Audit and Risk Advisory Services for KPMG LLP. Mr. Taylor is a director of Christus Schumpert Health System Foundation. Mr. Taylor has extensive experience with financial and public accounting issues as well as a deep knowledge of the energy industry. He spent over 35 years as a public accountant at KPMG LLP, many of which he worked in a leadership capacity. This experience with financial and public accounting issues, together with his executive experience and knowledge of the energy industry, make him a valuable addition to our Board.

Qualification of Directors

We believe our board of directors consists of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to our company. The Nominating and Governance Committee will seek to ensure the board of directors reflects a range of talents, ages, skills, diversity and expertise, particularly in the areas of accounting and finance, management, domestic and international markets, governmental/regulatory, leadership and retail-related industries, sufficient to provide sound and prudent guidance with respect to our operations and interests. Our board of directors will seek to maintain a diverse membership, but will not have a separate policy on diversity at the time of our separation from Murphy Oil.

Composition of the Board of Directors

Our board of directors consists of ten members, a majority of whom satisfy the independence standards established by the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC and the NYSE.

Committees of the Board of Directors

Our board of directors has established several standing committees in connection with the discharge of its responsibilities. Our board of directors has the following committees:

Audit Committee—The Audit Committee has the sole authority to appoint or replace the Company’s independent registered public accounting firm, which reports directly to the Audit Committee. The Audit Committee also assists the Board with its oversight of the integrity of the Company’s financial statements, the independent registered public accounting firm’s qualifications, independence and performance, the performance of the Company’s internal audit function, the compliance by the Company with legal and regulatory requirements, and the review of programs related to compliance with the Company’s Code of Business Conduct and Ethics. The Audit Committee will meet with representatives of the independent registered public accounting firm and with members of the internal Auditing Department for these purposes.

The size and composition of the Audit Committee meet the independence requirements set forth in the applicable listing standards of the SEC and the NYSE and requirements set forth in the Audit Committee charter. At least one member of the Audit Committee qualifies as a financial expert within the meaning of applicable SEC rules.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Audit Committee charter, which will be available on our website: www.murphyusa.com on the distribution date. Our website will also provide the initial membership of the Audit Committee.

Executive Committee—The Executive Committee is vested with the authority to exercise certain functions of the board when the board is not in session. The Executive Committee is also in charge of all general administrative affairs of the Company, subject to any limitations prescribed by the board.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Executive Committee charter, which will be available on our website: www.murphyusa.com on the distribution date. Our website will also provide the initial membership of the Executive Committee.

Executive Compensation Committee—The Executive Compensation Committee oversees the compensation of the Company’s executives and directors and administer the Company’s annual incentive compensation plan, the long-term incentive plan and the stock plan for non-employee directors.

The Executive Compensation Committee consists entirely of independent directors, each of whom meets the NYSE listing independence standards and our Company’s independence standards. See “Compensation Discussion and Analysis” for additional information about the Executive Compensation Committee.

In carrying out its duties, the Executive Compensation Committee will have direct access to outside advisors, independent compensation consultants and others to assist them.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Executive Compensation Committee charter, which will be available on our website: www.murphyusa.com on the distribution date. Our website will also provide the initial membership of the Executive Compensation Committee.

Nominating and Governance Committee—The Nominating and Governance Committee will identify and recommend potential board members, recommend appointments to board committees, oversee evaluation of the board’s performance and review and assess the Corporate Governance Guidelines of the Company. Information regarding the process for evaluating and selecting potential director candidates, including those recommended by stockholders, is set out in the Company’s Corporate Governance Guidelines. Stockholders desiring to recommend candidates for membership on the Board for consideration by the Nominating and Governance Committee will be able to address their recommendations to: Nominating and Governance Committee of the Board of Directors, c/o Secretary, Murphy USA, 200 Peach Street, P.O. Box 7300, El Dorado, Arkansas 71731-7300. As a matter of policy, candidates recommended by stockholders will be evaluated on the same basis as candidates recommended by the board members, executive search firms or other sources. The Corporate Governance Guidelines also provide a mechanism by which stockholders may send communications to board members.

The Nominating and Governance Committee consists entirely of independent directors, each of whom meets the NYSE listing independence standards and our Company’s independence standards.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Nominating and Governance Committee charter, which will be available on our website: www.murphyusa.com on the distribution date. Our website will also provide the initial membership of the Nominating and Governance Committee.

Risk Management

While our Company’s management will be responsible for the day-to-day management of risks to the Company, the board of directors will have broad oversight responsibility for our risk management programs following the separation from Murphy Oil.

The board of directors will exercise risk management oversight and control both directly and indirectly, the latter through various board committees as discussed above. The board of directors will regularly review information regarding the Company’s credit, liquidity and operations, including the risks associated with each. The Executive Compensation Committee will be responsible for overseeing the management of risks relating to the Company’s executive compensation plans and arrangements. The Audit Committee will be responsible for oversight of financial risks, including the steps the Company has taken to monitor and mitigate these risks. The Nominating and Governance Committee, in its role of reviewing and maintaining the Company’s Corporate Governance Guidelines, will manage risks associated with the independence of the board of directors and potential conflicts of interest. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports and by the chief executive officer about the known risks to the strategy and the business.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2012 and the six months ended June 30, 2013, Murphy Oil’s retail business was operated by subsidiaries of Murphy Oil and not through an independent company and therefore did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as Murphy USA’s executive officers were made by Murphy Oil. See “Compensation Discussion and Analysis” included elsewhere in this information statement.

COMPENSATION DISCUSSION AND ANALYSIS

For purposes of the following Compensation Discussion and Analysis and Executive Compensation disclosures, the five persons who we expect will be our named executive officers as of the distribution date are identified below (collectively, our “Named Executive Officers”). The information provided reflects compensation earned at Murphy Oil or its subsidiaries and the design and objectives of the executive compensation programs in place prior to the separation. In addition, summary information concerning Murphy USA’s executive compensation approach developed to date in connection with planning for the separation is also included below.

This Compensation Discussion and Analysis has three main parts:

•	Murphy Oil 2012 Executive Compensation—This section describes and analyzes the executive compensation programs at Murphy Oil in 2012.

•

Effects of the Separation on Outstanding Executive Compensation Awards—This section discusses the effect of the separation on outstanding Murphy Oil compensation awards held by our Named Executive Officers.

•	Murphy USA Compensation Programs—This section discusses the anticipated executive compensation programs at Murphy USA.

Our Named Executive Officers are as follows:

Name	2012 Murphy Oil Job Title	2013 Murphy USA Job Title
R. Andrew Clyde (1)	N/A	President and Chief Executive Officer
Mindy K. West	Vice President & Treasurer	Executive Vice President, Chief Financial Officer and Treasurer
John A. Moore	Manager, Law & Corporate Secretary	Senior Vice President, General Counsel and Secretary
Jeffery A. Goodwin	Senior Vice President, Field Operations (2)	Senior Vice President, Field Operations
John C. Rudolfs	Executive Vice President, Marketing (2)	Executive Vice President, Marketing

(1)	Prior to August 1, 2013, Mr. Clyde was an employee of Booz & Company. Therefore, he held no position at and received no compensation from Murphy Oil in 2012.
(2)	Mr. Goodwin and Mr. Rudolfs are currently officers of Murphy USA Marketing Company, a division of Murphy USA.

Executive Summary

2012 was an important year for Murphy Oil and the execution of Murphy Oil’s business strategy. During fiscal year 2012, Murphy Oil undertook significant actions to execute its long-term business strategy to reposition itself as an independent exploration and production company while at the same time creating a distinct and freestanding fuel-focused retail organization. On October 16, 2012 the Company announced its intent to spin off Murphy USA to its stockholders. The separation of Murphy USA, as contemplated by this Information Statement, is expected to be completed on August 30, 2013.

The Murphy Oil Board of Directors and senior management believe that the separation will have direct benefits to Murphy Oil shareholders. As a result of the separation, we believe that both Murphy Oil as well as

Murphy USA will be able to focus on their respective business strategies and priorities with financial targets and performance that fit each entity’s market and opportunities. In turn, each entity will be able to better allocate designated resources and allocate its capital in a manner consistent with its priorities. Over the longer-term, shareholders and prospective investors will be able to consider the value of each of the two businesses and assess the financial characteristics and investment opportunities associated with each.

Introduction

The Executive Compensation Committee of Murphy Oil (the “ECC”) oversees the compensation of Murphy Oil’s senior executive officers. The ECC consists of no fewer than two members, all of whom have been determined by the board of directors of Murphy Oil (the “Murphy Oil Board”) to satisfy the independence requirements of the NYSE and Murphy Oil’s categorical independence standards. The Nominating and Governance Committee recommends nominees for appointment to the ECC annually and as vacancies or newly created positions occur. ECC members are appointed by the Murphy Oil Board and may be removed by the Murphy Oil Board at any time. Current members of the ECC include Neal E. Schmale (Chairman), David J.H. Smith, James V. Kelley, Walentin Mirosh and Jeffrey W. Nolan. Executive compensation decisions following the separation will be made by the Compensation Committee of Murphy USA (our “Compensation Committee”), which also will be composed entirely of independent directors.

The ECC reviews and approves corporate goals and objectives relevant to Murphy Oil’s senior executive officer compensation. The ECC approves any compensation-related decisions affecting the pay of all Named Executive Officers.

The ECC administers and makes recommendations to the Murphy Oil Board with respect to incentive compensation plans and equity-based plans and reviews and approves awards granted under such plans.

Sole authority to retain and terminate any compensation consultant rests with the ECC, which also has sole authority to approve the consultant’s fees and other retention terms. Advice and assistance from internal or external legal, accounting or other advisors is also available to the ECC.

In 2012, the ECC retained Pay Governance LLC as an independent compensation consultant. In its role as an advisor to the ECC. Pay Governance provided the ECC with objective and expert analyses, independent advice and information with respect to executive and director compensation. Pay Governance provides no other consulting services to the ECC, or to Murphy Oil, other than those dealing with executive compensation and the compensation of non-employee directors.

Pay Governance provides the ECC with, among other things, an analysis of trends and compensation data for general industry, the oil and gas industry and a select group of comparator companies within the oil and gas industry. For 2012, the comparator group included Anadarko Petroleum, Apache, Chesapeake Energy, ConocoPhillips, Denbury Resources, Devon Energy, EOG Resources, Hess, Marathon Oil Corporation, Newfield Exploration, Noble Energy, Occidental Petroleum, Pioneer Natural Resources, Plains Exploration & Production and Southwestern Energy. While structured as an integrated oil company like the “major” and “super-major” oil companies, Murphy Oil’s size is more comparable to that of certain independent exploration and production companies and refining and marketing companies. Various members of the investment community place Murphy Oil in each of these groups. The comparator group was developed by Pay Governance to provide representation from each of (i) integrated oil companies, (ii) independent exploration and production companies and (iii) refining and marketing companies.

In addition to comparator information, the ECC uses survey information to determine competitive market pay levels for the Named Executive Officers. The surveys used include:

•	Towers Watson 2012 Petroleum Industry Compensation Data Bank;

•	Mercer Human Resource Consulting 2012 Energy 27 Survey;

•	Towers Watson 2012 General Industry Compensation Data Bank; and

•	Organization Resources Counselors 2012 Manufacturing and Marketing Survey.

The survey data analyzed includes both general industry and energy industry (as available) information. Regression analysis is utilized to adjust for differences in company size. Where regression is not possible, data for companies with similar revenue size is analyzed.

The ECC generally takes action on compensation matters at its meeting held in conjunction with the February Murphy Oil Board meeting. Murphy Oil grants employee stock options at this meeting, and the exercise price of such stock options is based on the average of the high and the low market price for the Murphy Oil’s shares on the date of grant. The ECC also considers at this time adjustments to executive officers’ base salary, annual incentive bonus and grants of long-term equity and cash-based incentive awards. The ECC meets at other times during the year as necessary and, in 2012, met five times. A copy of the ECC’s charter can be found on the Murphy Oil’s website: http://www.murphyoilcorp.com/about/governance/compensate.aspx.

Guiding Principles

The ECC bases its executive compensation decisions on principles designed to align the interests of executives with those of stockholders. The ECC intends compensation to provide a direct link with Murphy Oil’s values, objectives, business strategies and financial results. In order to motivate, attract and retain key executives who are critical to its long-term success, Murphy Oil believes that its pay package should be competitive with others in the oil and gas industry. In addition, Murphy Oil believes that executives should be rewarded for both the short-term and long-term success of Murphy Oil and, conversely, be subject to a degree of downside risk in the event that Murphy Oil does not achieve its performance objectives.

In order to promote the long-term as well as short-term interests of Murphy Oil, and to more closely align the interests of its key employees to those of its stockholders, Murphy Oil uses a mix of short-term and long-term incentives. Individuals at Murphy Oil in a primary position to influence the growth of stockholder wealth have larger portions of their total compensation package delivered in the form of equity-based long-term incentives. To this end, executives have a compensation package which includes a base salary, participation in a cash-based annual incentive plan, participation in a long-term incentive plan and certain other compensation, including customary benefits as discussed in “—Elements of Compensation” below. Murphy Oil believes that this combination of base salary, short-term incentives, long-term incentives and other employee benefits provides the best balance between the need for Murphy Oil to provide executive compensation which is competitive in the marketplace and therefore necessary for recruiting and retention, and the desire to have management’s interests, motivations and prosperity aligned with the interests of Murphy Oil’s stockholders.

Murphy Oil had no employment, change in control or termination agreements with its Named Executive Officers in effect in 2012. Under the terms of Murphy Oil’s incentive plans, in the event of a change in control of Murphy Oil, each executive officer would retain his “earned” compensation and all outstanding equity awards would vest, become immediately exercisable or payable or have all restrictions lifted as may apply to the type of the award. The separation of Murphy USA is not a change-in-control and therefore will not entitle executive officers of Murphy Oil to any change-in-control benefits.

Elements of Compensation

A. Base Salary

The objectives of the base salary component of compensation include:

•	to provide a fixed level of compensation to reward the executive for day-to-day execution of primary duties and responsibilities;

•	to assist Murphy Oil in the attraction and retention of a highly skilled competitive team by paying base salaries which are competitive with Murphy Oil’s comparator group; and

•	to provide a foundation level of compensation upon which incentive opportunities can be added to provide the motivation to deliver superior performance.

Murphy Oil targets the median of competitive market pay levels for the base salary of its Named Executive Officers. Murphy Oil targets the 50th percentile because it believes that it allows the organization to recruit, attract and retain qualified management talent having the requisite skills and competencies to manage Murphy Oil and to deliver additional value for stockholders. In practice, some executives are paid above or below the 50th percentile because of their individual job performance, time in the position and tenure with Murphy Oil. Executives’ salaries are ultimately determined based on the market pay levels as well as a combination of experience, duties and responsibilities, individual performance, Company performance, general economic conditions and marketplace compensation trends.

The base salaries of our Named Executive Officers in 2012 were as follows:

Named Executive Officer	2012 Base Salary($)
R. Andrew Clyde (1)	$0
Mindy K. West	324,401
John A. Moore	282,150
Jeffery A. Goodwin	250,000
John C. Rudolfs	318,000

(1)	See Named Executive Officers table above for more information about Mr. Clyde’s employment arrangements.

B. Annual Incentive Plan

The objectives of Murphy Oil’s annual incentive plan are:

•	to provide incentive compensation to those officers, executives and key employees who contribute significantly to the growth and success of Murphy Oil;

•	to attract and retain individuals of outstanding ability;

•	to align the interests of those who hold positions of major responsibility in Murphy Oil with the interests of Murphy Oil’s stockholders; and

•	to promote excellent operational performance by rewarding executives when they achieve it.

Murphy Oil targets the median of competitive market pay levels for annual target incentive compensation because Murphy Oil believes it allows Murphy Oil to retain and motivate its executives. Executives have the opportunity to be compensated above the median of market pay levels when Murphy Oil has above market performance based on established performance measures.

Murphy Oil’s current cash-based annual incentive plan, the 2012 Annual Incentive Plan (the “2012 AIP”), was approved by Murphy Oil stockholders at the 2012 annual meeting. Amounts earned under the 2012 AIP are intended to qualify as tax-deductible performance-based compensation under Section 162(m) of the Code. In connection with the separation, Murphy USA intends to adopt a cash-based annual incentive plan, substantially similar to the 2012 AIP (see “Executive Compensation—2013 Annual Incentive Plan”). The 2012 AIP provides Murphy Oil with a list of performance criteria to be used for determination of performance-based awards. Murphy Oil currently uses return on capital employed (“ROCE”) as one performance metric to determine the annual award under the 2012 AIP because it measures the quality of Murphy Oil’s earnings by looking at net income earned on the capital employed in the business. The ECC believes that stockholders should receive a return which, at least, meets the cost of capital. In turn, this means that Murphy Oil has efficiently used the capital resources invested in the business and has earned a rate of return and level of income which exceeds the implied cost of such capital resources.

ROCE is computed as a percentage based on dividing the sum of (i) Murphy Oil’s annual net income, as adjusted from time-to-time at the discretion of the ECC for certain unusual and nonrecurring gains or losses and (ii) Murphy Oil’s after-tax net interest expense, by the sum of (a) the balance of Murphy Oil’s consolidated stockholders’ equity at January 1 of the respective year and (b) the average of Murphy Oil’s beginning and ending long-term debt during the respective year.

For 2012, the performance criteria included a mixture of ROCE, a safety metric, financial metrics and operating metrics. With respect to the Named Executive Officers, the following tables summarize the performance metrics, respective weighting of performance metrics and weighted performance scores based on actual performance, used in determining their respective annual incentive awards.

For Ms. West and Mr. Moore:

Metric	Target	Weighting	Weighted Performance Score
ROCE	14.2%	50.00%	34.65%
Total Recordable Incident Rate	1.0%	10.00%	12.80%
Production	194,230	20.00%	16.38%
Reserves Replacement	150.0%	10.00%	20.00%
US Downstream ROIC	11.9%	10.00%	5.00%

Total			88.83%

For Mr. Goodwin and Mr. Rudolfs:

Metric	Target	Weighting	Weighted Performance Score
US Downstream ROIC	11.9%	90.00%	45.00%
US Downstream Total Recordable Incident Rate	1.2%	10.00%	12.00%

Total			57.00%

When establishing the target ROCE percentage, the ECC considered (i) the rate of return on risk-free investments (Treasury Bills), (ii) a risk premium reflecting the increased return required to invest in equities, (iii) the cost of long-term debt, as measured by Murphy Oil’s annual interest expense on long-term debt and (iv) general industry conditions. The targets for other operating metrics were primarily based on historical data, budgets and forecasts. Under the terms of the 2012 AIP, achievement of 100% of the target rate results in the payment of 100% of individual target awards. For Named Executive Officers, achievement of the minimum of the performance range results in the payment of 62.5% of individual target awards and achievement of the maximum results in the payment of 250% of individual target awards, subject to downward adjustment by the ECC of up to 40%. Upward adjustments are not permitted for Named Executive Officers and no awards are payable if performance falls below the minimum.

Named Executive Officer	Target Bonus as a Percentage of Base Salary	Actual Amount Awarded($)
R. Andrew Clyde (1)	0%	$0
Mindy K. West	50%	178,123
John A. Moore	40%	109,092
Jeffery A. Goodwin	40%	67,016
John C. Rudolfs	40%	79,971

(1)	See Named Executive Officers table above for more information about Mr. Clyde’s employment arrangements.

C. Long-term Incentive Compensation

The objectives of Murphy Oil’s long-term incentive program include:

•	to align executives’ interests with the interests of stockholders;

•	to reinforce the critical objective of building stockholder value over the long term;

•	to assist in the long-term attraction, motivation and retention of an outstanding management team;

•	to complement the short-term performance metrics of the 2012 AIP; and

•	to focus management attention upon the execution of the long-term business strategy of Murphy Oil.

Long-term incentive compensation for 2012 included the grant of stock options, performance-based RSUs and cash-based performance units under Murphy Oil’s 2007 Long-Term Incentive Plan (the “2007 LTIP”). Stock options are designed to align the interests of executives with the performance of Murphy Oil over time. The exercise or grant price of fixed-priced stock options equals the average of the high and the low of Murphy Oil’s Common Stock on the date of the grant. Fixed-price stock options are inherently performance-based because option holders realize no economic benefit unless Murphy Oil’s stock price increases in value subsequent to the grant date. This aligns the optionees’ interests with that of stockholders. The vesting of performance-based RSUs is based upon Murphy Oil’s total shareholder return (“TSR”) relative to the TSR of the same fifteen companies used for compensation comparator analysis (as described above). Because stock price appreciation is not enough to guarantee payment, performance-based RSUs are at greater risk of forfeiture. The vesting of cash-based performance units is based on Murphy Oil’s earnings before interest, taxes, depreciation and amortization (“EBITDA”). In connection with the separation, Murphy USA intends to adopt a long-term incentive plan substantially similar to the Murphy Oil Corporation 2012 Long-Term Incentive Plan (the “2012 LTIP”). See “Executive Compensation—2013 Long-Term Incentive Plan”.

On January 31, 2012, the ECC granted long-term incentive awards pursuant to the 2007 LTIP to our Named Executive Officers (other than Mr. Clyde) with the value either divided between stock options and performance-based RSUs (Murphy Oil generally targets an evenly weighted split between stock options and performance-based RSUs) on an expected value basis or awarded directly in cash-based performance units. Murphy Oil believes that the awards are effective and appropriate methods of long-term compensation. Murphy Oil generally targets the median of competitive market pay levels for the annual grant value of long-term incentive compensation. When determining the size of the long-term incentive awards to our executives and the total number of shares available for long-term incentive award grants for all management employees for the fiscal year, the ECC considers survey data provided by the ECC’s compensation consultant, internal equity and individual performance; as well as the proportion of our total shares outstanding used for annual equity-based award grants and the potential voting power dilution to our stockholders. In 2012, Murphy Oil made long-term incentive grants to our Named Executive Officers using grant guidelines developed from competitive data provided by the ECC’s independent compensation consultant. These grant guidelines, which were developed by Pay Governance from the Towers Watson 2012 Petroleum Industry and General Industry Compensation Data Banks as well as the Mercer Human Resource Consulting Energy 27 Survey, were constructed around the 50th percentile (median) competitive data.

Grants were as follows:

Named Executive Officer	Number of Stock Options	Number of Restricted Stock Units	Number of Cash-Based Performance Units
R. Andrew Clyde (1)	0	0	0
Mindy K. West	35,000	10,000	0
John A. Moore	10,000	6,000	0
Jeffery A. Goodwin	0	0	1,250
John C. Rudolfs	0	0	1,500

(1)	See Named Executive Officers table above for more information about Mr. Clyde’s employment arrangements.

Murphy Oil has not backdated stock options and does not intend to do so in the future. The exercise price for all stock options is equal to the fair market value (average of daily high and low) on the date of the grant.

Beginning in 2006, Murphy Oil’s stock option award form provides for payment of the aggregate exercise price to be automatically net settled in stock, which reduces dilution. Thus upon exercise, shares having a fair market value equal to the exercise price as well as statutory minimum withholding taxes are withheld by Murphy Oil and only net shares are delivered to the holder of the option. The options granted in 2012, all of which are non-qualified, vest in two equal installments on the second and third anniversaries of the grant date, and unless otherwise forfeited or exercised, these options expire seven years from the date of the grant.

Performance-based RSUs awarded in 2012 will vest in three years based on how Murphy Oil’s TSR compares to the TSR of an index of the fifteen energy companies. The same fifteen companies used for compensation comparator analysis (as described above) were used for this purpose. The 2012 performance-based RSU awards contain four equally weighted measurement periods: year 1; year 2; year 3; and years 1-3 combined. Achievement of the 50th percentile of the peer group is required for vesting and payment of 100% of the target performance-based RSUs awarded, achievement of the 90th percentile of the peer group for the vesting and payment of 150% of the target performance-based RSUs awarded, achievement of the 25th percentile of the peer group for the vesting and payment of 50% of the target performance-based RSUs awarded, and there is a prorated percentage of performance-based RSUs that can vest and be paid for performance between the 25th and 90th percentiles. No payment is made for achievement below the 25th percentile of the peer group. Dividend equivalents are accumulated during the performance period and pay out only if the underlying units vest. Holders of performance-based RSUs do not have any voting rights.

Cash-based performance units awarded in 2012 will vest in three years based on how Murphy USA EBITDA compares to the absolute growth from the baseline EBITDA which was derived from actual results from 2011. The 2012 cash-based performance unit awards contain four equally weighted measurement periods: year 1; year 2;·year 3; and years 1-3 combined. Achievement of 5% absolute growth in EBITDA is required for vesting and payment of 50% of the target cash-based performance units awarded, achievement of 10% of absolute growth in EBITDA is required for vesting and payment of 100% of the target performance-based RSUs awarded, achievement of 12.5% of absolute growth in EBITDA is required for vesting and payment of 150% of the target cash-based performance units awarded, achievement of 15% of absolute growth in EBITDA is required for vesting and payment of 200% of the target cash-based performance units awarded and there is a prorated percentage of cash-based performance units that can vest and be paid for performance between 5% and 15% of absolute growth in EBITDA. No payment is made for achievement below 5% absolute growth in EBITDA.

The 2007 LTIP is structured so that awards granted under the 2007 LTIP qualify as tax-deductible “performance-based” compensation under Section 162(m) of the Code. The stock option, performance-based RSU and cash-based performance unit awards granted in 2012 qualify as “performance-based” under Section 162(m) of the Code.

D. Employee Benefits and Perquisites

The objectives of Murphy Oil’s employee benefits and perquisites program are:

•	to provide an employee benefit package with the same level of benefits provided to all Murphy Oil employees which is competitive within Murphy Oil’s industry sector;

•	to offer executives indirect compensation which is efficient and supplemental to their direct compensation to assist with retirement, health and welfare needs for individuals and their families; and

•	to provide only limited benefits to selected executives as required.

Murphy Oil’s executives are provided usual and customary employee benefits available to all employees (except certain hourly retail employees). These include thrift savings (401(k)), life insurance, accidental death and dismemberment insurance, medical/dental insurance, vision insurance, long-term disability insurance and a Company sponsored defined benefit pension plan. Murphy USA does not intend to provide to its employees participation in a defined benefit pension plan after the separation.

Tax regulations adversely affect certain highly compensated employees by restricting their full participation in qualified defined benefit pension and defined contribution (thrift) plans. In an effort to provide the same level of retirement benefit opportunity for all employees, Murphy Oil has a Supplemental Executive Retirement Plan (the “SERP”). The purpose of the SERP is to restore pension plan and thrift plan benefits which are not payable under such plans because of certain specified benefit and compensation limitations under tax regulations. The benefit to Murphy Oil of this arrangement is the retention and long-term service of employees who are otherwise unprotected by employment contracts. Other than the SERP, Murphy Oil does not offer a deferred compensation option to its Named Executive Officers. Murphy USA currently expects to offer a defined contribution supplemental plan after the separation.

Agreement with Our Chief Executive Officer

In connection with the separation, Murphy USA expects to enter into a Severance Protection Agreement with our Chief Executive Officer which will provide certain severance benefits. If Mr. Clyde’s employment is terminated by Murphy USA without cause or he terminates employment for “good reason,” in either case within 24 months following a change in control, Mr. Clyde will be entitled under this agreement to his earned but unpaid compensation, a lump sum severance payment equal to three times the sum of his base salary and the average of his last three annual bonuses, accelerated vesting of his outstanding equity-based awards and continued life, accident and health insurance benefits for 36 months. Mr. Clyde will not be entitled to any “golden parachute” excise tax gross-up payments, and will be subject to non-solicitation and non-competition restrictive covenants for 12 months following any such termination.

Murphy USA Compensation Programs

A. Approach as an Independent Public Company

In connection with preparations for the separation, in 2013 Murphy USA engaged Mercer, an independent consulting firm, to provide external benchmark data, industry perspectives and advisory services to develop an approach to the initial base salary, annual bonus opportunity and long-term incentive compensation (or LTIC) for our Named Executive Officers (“NEOs”) and other Vice President (“VP”)-level positions on a going forward basis.

B. Retail Compensation Peer Group

A retail peer group was established for purposes of calculating peer group 25th and 75th percentiles and peer group median compensation. The peer group was developed based on certain key factors, including:

•	Industry Sector: direct motor fuel and convenience retailers; retailers exposed to vehicle miles travelled (or VMT), and other small box common goods retailers (e.g., quick serve restaurants or QSRs).

•	Method of Operation: emphasis on company-operated sites and direct-owned real estate.

•	Scale of Operation: emphasis on earnings (i.e., EBITDA) and market capitalization, and non-fuel revenue versus total revenue; employee and store count.

The 17 companies comprising the Murphy USA peer group and used in the compensation analysis fall into three groups:

•	Fuels Retailers (6);

•	VMT Retailers (4);

•	QSRs and other small-box retailers (7).

C. Murphy USA Overall Philosophy

The base compensation design, based on Mercer input, took into account a number of inputs and considerations:

•

Job descriptions and Hay/DB2 points were established for the various roles, including the full complement of responsibilities that in some cases exceeded those of peers (e.g., additional reporting and compliance obligations and duties) and in other cases more diffuse than peer group members. This approach also took into account reporting relationships, e.g., direct reports to the CEO.

•	Base compensation for peers at the median level peer group generally reflects the length of service in that position.

•

Best practice in transitioning compensation from private/public division status to standalone public status is typically done over a period of two to three years, starting closer to the 25th percentile and moving towards the median.

•	The expectation in a public company environment is that after two to three years NEOs and VPs should be performing in new roles and future total compensation design will target the median.

The annual bonus and LTIC target level are intended to reflect this transition of base compensation with the goal of achieving median total cash and total direct compensation over time. The approach for the bonus and LTIC components is to target the bonus and LTIC opportunity percentages at the median so that the percentages remain fairly constant over the period while the base increases toward the median.

Taking the design elements together, targeted total direct compensation is expected to be between the 30th and 40th percentile in most cases, a final result consistent with Mercer’s data and analysis in similar transitional situations.

In summary, Murphy USA believes the above-described approach for proposed target post-separation compensation for the NEOs and VP-level positions is consistent with the external market practice, provides an appropriate timeframe to transition officers into new roles and public company responsibilities and creates the path for appropriate increases over time taking into account performance and tenure in each individual’s respective role.

Effects of the Separation on Outstanding Compensation Awards

For a summary of provisions concerning retirement, health and welfare benefits to our employees upon completion of the separation, see “The Separation—Agreements with Murphy Oil Corporation—Employee Matters Agreement.” The separation of Murphy USA is not a change-in-control and therefore will not entitle executive officers of Murphy Oil to any change-in-control benefits.

We expect that incentive compensation awards generally will be treated as follows:

•

Outstanding vested stock options will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Murphy Oil common stock on the date of the separation. Employees of Murphy USA will have until the earlier of two years from the date of the separation or the stated expiration date of the option to exercise these adjusted options.

•

Any unvested stock options and stock appreciation rights held by employees of Murphy Oil who are not and will not become employees of Murphy USA will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Murphy Oil common stock on the date of the separation.

•

Murphy USA will replace any outstanding unvested stock options and stock appreciation rights held by individuals who are or will become employees of Murphy USA with long-term Murphy USA incentive awards of generally equivalent value.

•	Phantom units will be equitably adjusted to preserve the intrinsic value of each grant on the date of the separation.

•	Non-employee director RSU awards will be equitably adjusted to preserve the intrinsic value of each grant on the date of the separation.

•

RSUs that are held by current employees of Murphy Oil who are not and will not become employees of Murphy USA will be equitably adjusted to preserve the intrinsic value of each grant on the date of the separation.

•

RSUs that are held by current employees of Murphy Oil who are or will become employees of Murphy USA will be equitably adjusted to preserve the intrinsic value on the date of the separation. These individuals will receive a pro rata number of units earned for performance attained as of the separation, based on the number of months worked in the performance period up to the separation. The balance of the RSUs will be replaced by Murphy USA substitute awards of generally equivalent value. If the performance measures have been satisfied, a committee of Murphy Oil will determine the size of the award, and the individual will be paid the pro-rated award following such determination.

•

Performance units that are held by current employees of Murphy Oil who are not and will not become employees of Murphy USA are valued in cash and will not be adjusted. These individuals will receive a pro rata number of units earned for performance attained as of the separation, based on the number of months worked in the performance period up to the separation. The balance of the performance units will be replaced by Murphy Oil substitute awards of generally equivalent value. If the performance measures have been satisfied, a committee of Murphy Oil will determine the size of the award, and the individual will be paid the pro-rated award following such determination.

•

Performance units that are held by current employees of Murphy Oil who are or will become employees of Murphy USA are valued in cash and will not be adjusted. These individuals will receive a pro rata number of units earned for performance attained as of the separation, based on the number of months worked in the performance period up to the separation. The balance of the performance units will be replaced by Murphy USA substitute awards of generally equivalent value. If the performance measures have been satisfied, a committee of Murphy Oil will determine the size of the award, and the individual will be paid the pro-rated award following such determination.

Stock Ownership and Retention Guidelines for Directors and Officers

Our Corporate Governance Guidelines include stock ownership guidelines for our directors and executive officers. Target stock ownership for directors is at least three times the annual cash retainer; for the chief executive officer, five times salary; chief financial officer, three times salary; each executive vice president, three times salary; each senior vice president, two times salary; and each vice president, one time salary. Directors and executive officers will be expected to achieve targets within five years of assuming their positions. The Nominating and Governance Committee will periodically assess stock ownership requirements for our directors and our Executive Compensation Committee will periodically assess stock ownership requirements for our executive officers, and each committee will make recommendations from time to time as appropriate. The guidelines adopted will be available on our website: www.murphyusa.com on the distribution date.

EXECUTIVE COMPENSATION

Tabular Information for Named Executive Officers

The following table sets forth certain information regarding compensation paid in respect of specified periods to the Named Executive Officers of Murphy USA. In 2012, the Named Executive Officers (other than Mr. Clyde) were employed by, and were compensated by, Murphy Oil or its subsidiaries.

2012 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
R. Andrew Clyde, President and Chief Executive Officer (5)	2012	$0	$0	$0	$0	$0	$0	$0	$0
Mindy K. West, Executive Vice President, Chief Financial Officer and Treasurer	2012	320,835	0	592,650	620,900	178,123	277,071	20,090	2,009,669
John A. Moore, Senior Vice President, General Counsel, and Secretary	2012	279,113	0	355,590	177,400	109,092	264,754	17,589	1,203,538
Jeffery A. Goodwin, Senior Vice President, Field Operations	2012	235,143	0	0	0	67,016	170,256	14,949	487,364
John C. Rudolfs, Executive Vice President, Marketing	2012	280,600	0	0	0	79,971	49,132	44,183	453,886

(1)	The RSU awards are shown at grant date fair value as computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates, as more fully described in Note I to Murphy Oil’s consolidated financial statements included in the 2012 Form 10-K report. RSU awards are subject to performance-based conditions and are forfeited if grantee’s employment terminates for any reason other than retirement, death or full disability. The RSU awards vest three years from the date of grant if performance conditions are met. There is no assurance that the value realized by the executive will be at or near the value included herein.
(2)	The stock option awards are shown at grant date fair value as computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates, as more fully described in Note I to Murphy Oil’s consolidated financial statements included in its 2012 Form 10-K report. Options granted generally vest in two equal installments on the second and third anniversaries of the grant date. The options are exercisable for a period of seven years from the date of grant. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by the executive will be at or near the value included herein.
(3)	Non-Equity Incentives were awarded and paid after the end of the year in which they are reported. Because these payments related to services rendered in the year prior to payment, Murphy Oil reported these incentives as a component of compensation expense in the year for which the award was earned.
(4)	The total amounts shown in this column for 2012 consist of the following: Ms. West: $19,250—Company contributions to defined contribution plans; $840—Benefit attributable to Company-provided term life insurance policy. Mr. Moore: $16,749—Company contributions to defined contribution plans; $840—Benefit attributable to Company-provided term life insurance policy. Mr. Goodwin: $14,109—Company contributions to defined contribution plans; $840—Benefit attributable to Company-provided term life insurance policy. Mr. Rudolfs: $34,723—Travel cost grossed up in payroll related to transportation from home to work location; $7,856—Lodging cost grossed up in payroll related to transportation from home to work location; $840—Benefit attributable to Company—provided term life insurance policy; $764—Value of country club membership paid for by Murphy Oil Corporation.
(5)	See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Clyde’s employment arrangements.

The following table sets forth certain information regarding Murphy Oil non-equity incentive plan awards and equity-based awards granted in 2012 to each Named Executive Officer.

2012 GRANTS OF PLAN-BASED AWARDS TABLE (1)

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards						Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)		Target ($)		Maximum ($)		Threshold (#)	Target (#)	Maximum (#)
R. Andrew Clyde (2)	N/A	$0		$0		$0		0	0	0
Mindy K. West	1/31/12							5,000	10,000	15,000
		100,261	(3)	160,418	(3)	401,044	(3)
John A. Moore	1/31/12							3,000	6,000	9,000
		69,778	(3)	111,645	(3)	279,113	(3)
Jeffery A. Goodwin	1/31/12	62,500	(4)	125,000	(4)	250,000	(4)
		58,786	(3)	94,057	(3)	235,143	(3)
John C. Rudolfs	1/31/12	75,000	(4)	150,000	(4)	300,000	(4)
		70,150	(3)	112,240	(3)	280,600	(3)

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(5)	Closing Price on Grant Date ($/Sh)(5)	Grant Date Fair Value of Stock and Option Awards ($)
R. Andrew Clyde (2)	N/A	0	0	$0	$0	$0
Mindy K. West	1/31/12	0	35,000	57.155	59.60	620,900
	1/31/12	10,000	0	0	0	592,650
John A. Moore	1/31/12	0	10,000	57.155	59.60	177,400
	1/31/12	6,000	0	0	0	355,590
Jeffery A. Goodwin	N/A	0	0	0	0	0
John C. Rudolfs	N/A	0	0	0	0	0

(1)	See “Compensation Discussion and Analysis—Effects of the Separation on Outstanding Executive Compensation Awards” elsewhere in this Information Statement.
(2)	See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Clyde’s employment arrangements.
(3)	The potential value of annual performance based cash compensation.
(4)	The value of cash-based performance units granted pursuant to the 2007 Long Term Incentive Plan.
(5)	The exercise price of options is determined using the average of the high and low of the stock price on the date of grant and reflects equitable adjustments made to reflect the special dividend paid in December 2012, which does not impact the closing price on grant date.

The following sets forth certain information regarding Murphy Oil equity-based awards held by each Named Executive Officer at December 31, 2012.

2012 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE (1)

Name	Number of Securities Underlying Unexercised Exercisable Options (#)	Number of Securities Underlying Unexercised Unexercisable Options (#)	Option Exercise Price ($)(3)	Option Expiration Date
R. Andrew Clyde (2)	0	0	$0	N/A
Mindy K. West	17,500	0	48.570	2/6/2014
	20,000	0	70.245	2/5/2015
	20,000	0	41.450	2/3/2016
	12,500	12,500	50.345	2/2/2017
	0	27,500	65.135	2/1/2018
	0	35,000	57.155	1/31/2019
John A. Moore	4,000	0	70.245	2/5/2015
	2,500	2,500	50.345	2/2/2017
	0	5,000	65.135	2/1/2018
	0	10,000	57.155	1/31/2019
Jeffery A. Goodwin	3,000	0	57.315	1/31/2013
	3,500	0	48.570	2/6/2014
	4,000	0	70.245	2/5/2015
	5,000	0	41.450	2/3/2016
	2,500	2,500	50.345	2/2/2017
John C. Rudolfs	0	0	0	N/A

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentives Plan Awards: Market or Payout Value of Unearned Shares Units or Other Rights That Have Not Vested ($)
R. Andrew Clyde (2)	0	$0	0	$0
Mindy K. West	6,142	365,765	18,339	1,092,082
John A. Moore	2,935	174,780	9,173	546,277
Jeffery A. Goodwin	2,000	117,927	0	0
John C. Rudolfs	0	0	0	0

(1)	See “Compensation Discussion and Analysis—Effects of the Separation on Outstanding Executive Compensation Awards” elsewhere in this Information Statement.
(2)	See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Clyde’s employment arrangements.
(3)	The exercise price disclosed above reflects equitable adjustments made to reflect the special dividend paid in December 2012.

The following table set forth certain information regarding the Murphy Oil stock option exercises by, and vesting of Murphy Oil stock awards held by, the Named Executive Officers during 2012.

2012 OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(3)
R. Andrew Clyde (1)	0	$0	0	$0
Mindy K. West	20,000	575,175	3,806	226,647
John A. Moore	2,000	21,220	1,181	70,329
Jeffery A. Goodwin	0	0	1,173	69,852
John C. Rudolfs	0	0	0	0

(1)	See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Clyde’s employment arrangements.
(2)	The value shown reflects the difference between the market price on the date of exercise and the exercise price of the option.
(3)	Value based on 2010 performance-based RSU award vesting date as of December 31, 2012 at $59.55 per share. Payment of net shares was settled February 5, 2013 pursuant to the terms of the award. The price on award date was $60.015 per share (average high and low price). Values as of the date of receipt were as follows: Ms. West—$228,417, Mr. Moore—$70,878 and Mr. Goodwin—$70,400.

The following table sets forth certain information regarding the qualified and non-qualified defined benefit pension benefits accrued as of December 31, 2012 by each Name Executive Officer under certain Murphy Oil pension plans.

2012 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payment During Last Fiscal Year ($)
R. Andrew Clyde (1)	N/A	0	$0	$0
Mindy K. West	Retirement Plan of Murphy Oil Corporation	16.583	387,601	0
	Murphy Oil Corporation Supplemental Executive Retirement Plan	16.583	481,252	0
John A. Moore	Retirement Plan of Murphy Oil Corporation	17.903	444,843	0
	Murphy Oil Corporation Supplemental Executive Retirement Plan	17.903	213,978	0
Jeffery A. Goodwin	Retirement Plan of Murphy Oil Corporation	11.962	422,292	0
	Murphy Oil Corporation Supplemental Executive Retirement Plan	11.962	132,996	0
John C. Rudolfs	Retirement Plan of Murphy Oil Corporation	2.339	48,149	0
	Murphy Oil Corporation Supplemental Executive Retirement Plan	2.339	25,491	0

(1)	See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Clyde’s employment arrangements.

The purpose of the Retirement Plan of Murphy Oil Corporation, a tax-qualified defined benefit retirement plan, is to provide retirement and incidental benefits for all employees who complete a period of faithful service. The purpose of the SERP is to restore defined benefit and defined contribution benefits which cannot be paid because of certain specified benefit and compensation limitations under the tax-qualified retirement plan. The pension formula used to calculate benefits is: 1.6% times final average pay (“FAP”) times years of benefit service minus 1.5% times primary social security benefit times years of benefit service (to a maximum of 33 1/3 years). In connection with the distribution, all current participants including each Named Executive Officer will be vested as to the current accrued benefit under the Retirement Plan of Murphy Oil Corporation. The FAP used in calculating benefits under the plans is the average cash compensation (salary and annual incentive bonus) over the highest paid 36-month period during the employee’s last ten years of employment. An employee begins participating in the plan after one year of service, with 60 months of vesting service required to receive a benefit. Distribution elections for the qualified plan are made upon retirement. Benefits shown are computed on a single life annuity basis and are subject to a deduction for social security amounts. The pension benefits shown neither reflect any reductions in retirement benefits that would result from the selection of one of the plan’s various available survivorship options nor the actuarial reductions required by the plan for retirement earlier than age 62. For this purpose, Ms. West’s average compensation was $525,317, Mr. Moore’s $354,578, Mr. Goodwin’s $316,344 and Mr. Rudolfs’ $363,539.

The estimated credited years of service used are as indicated in the table.

The following assumptions were used in determining the present value amounts at December 31, 2012.

•	Discount Rate—4.18%

•	Mortality Table—RP-2000 projected to 2017 using Scale AA

The following table sets forth certain information regarding the benefits accrued as of December 31, 2012 by each Named Executive Officer under the defined contribution portion of the SERP.

2012 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($) Aggregate	Aggregate Balance at Last Fiscal Year-End ($)
R. Andrew Clyde (4)	$0	$0	$0	$0	$0
Mindy K. West	8,667	4,250	3,410	0	65,264
John A. Moore	0	1,749	95	0	2,756
Jeffery A. Goodwin	1,813	0	102	0	2,754
John C. Rudolfs	0	0	0	0	0

(1)	The executive contributions in the last fiscal year have been included in the “Salary” column for the Named Executive Officer in the 2012 Summary Compensation Table.
(2)	The registrant contributions in the last fiscal year have been included in “All Other Compensation” column for the Named Executive Officer in the 2012 Summary Compensation Table.
(3)	The unfunded SERP provides the same investment options available under the qualified 401(k) savings plan. The “Aggregate Earnings” column reflects the different investment returns based upon the Named Executive Officer’s investment selection.
(4)	See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Clyde’s employment arrangements.

The purpose of the Thrift Plan for Employees of Murphy Oil Corporation, a tax-qualified defined contribution retirement plan, is to provide retirement and incidental benefits for all employees who participate in the Plan. The purpose of the defined contribution portion of the SERP is to restore defined contribution benefits which cannot be invested because of certain specified compensation limitations under the tax-qualified thrift plan. The employees are immediately vested in all employee and employer matching contributions. Murphy Oil matching contributions are limited to dollar for dollar on the first 6 percent. All employees are allowed to contribute on a pre-tax basis up to 25 percent of their eligible pay. The table above represents amounts deferred under the SERP for 2012.

2012 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Murphy Oil has not generally entered into employment, change in control or termination agreements with its senior executive officers. However, upon a change in control, as defined in the 2012 Murphy Oil equity-based plans all outstanding equity awards granted under such plans shall vest, become immediately exercisable or payable or have all restrictions lifted which apply to the type of award. The separation of Murphy USA is not a change-in-control and therefore will not entitle executive officers of Murphy Oil to any change-in-control benefits. Murphy Oil does not currently have any other agreement, contract, plan, or arrangement, whether written or unwritten, that provides for potential payments to its senior executive officers upon termination or a change in control. Such officers are specifically excluded from normal severance benefits offered to other employees; however, Murphy Oil has, from time-to-time, paid termination benefits to executive-level positions upon an end in service. Decisions by Murphy Oil to pay termination benefits, and in what amounts, will be determined on a case-by-case basis.

The following table presents estimated amounts that would have been payable to the applicable Named Executive Officer if the described event had occurred on December 31, 2012, the last trading day of the fiscal year:

Name	Category	Normal Termination ($)	Change of Control ($)
R. Andrew Clyde (1)	N/A	$0	$0
Mindy K. West	Non-equity compensation (2)	178,123	178,123
	Unvested & Accelerated (3)
	RSUs	0	1,457,847
	Stock Options	0	198,888
	Retirement Plan (4)	0	0
	Total	178,123	1,834,858
John A. Moore	Non-equity compensation (2)	123,968	123,968
	Unvested & Accelerated (3)
	RSUs	0	721,057
	Stock Options	0	46,963
	Retirement Plan (4)	0	0
	Total	123,968	891,988
Jeffery A. Goodwin	Non-equity compensation (2)	67,016	67,016
	Unvested & Accelerated (3)
	Performance Units	0	125,000
	Restricted Stock/RSUs	0	117,927
	Stock Options	0	16,763
	Retirement Plan (4)	0	0
	Total	67,016	326,706
John C. Rudolfs	Non-equity compensation (2)	79,971	79,971
	Unvested & Accelerated (3)
	Performance Units	0	150,000
	Stock Options	0	0
	Retirement Plan (4)	0	0
	Total	79,971	229,971

(1)	See Named Executive Officers table in “Compensation Discussion and Analysis” for more information about Mr. Clyde’s employment arrangements; see also “Agreement with our Chief Executive Officer”; in “Compensation Discussion and Analysis” for a summary of the proposed severance protection arrangement with Mr. Clyde.
(2)	Non-equity compensation is calculated under the terms of Murphy Oil’s annual incentive plans. Although actual awards, if any, are subject to attaining certain performance-based targets, for purposes of this table, non-equity compensation is calculated based on actual awards earned in 2012 without adjustment.

(3)	In the event of a change of control, all unvested outstanding long-term incentive awards shall vest, become immediately exercisable or payable or have all restrictions lifted as may apply to the type of the award. Performance-based RSUs will be deemed to be earned at the target level of performance. In the event of termination any time prior to the completion of the full three-year performance period, except in the event of death, disability, or retirement, all performance-based RSUs will be forfeited. In the event of termination, all unvested stock options will be forfeited.
(4)	Named Executive Officers may receive benefits under the Murphy Oil’s defined benefit pension plan upon retirement, depending upon date of hire, age and years of service at termination. The Pension Benefits Table reports the present value of each Named Executive Officer’s accumulated benefit at December 31, 2012 unadjusted for retirement earlier than age 62, and such benefits are not accelerated or otherwise enhanced in connection with any termination scenario.

2013 Long-Term Incentive Plan

Effective August 8, 2013, Murphy USA adopted, and Murphy Oil as sole shareholder of the Company approved, the Murphy USA 2013 Long-Term Incentive Plan (the “2013 LTIP”). The purpose of the 2013 LTIP is to foster and promote the long-term financial success of the Company and materially increase shareholder value by motivating superior performance by means of long-term performance-related incentives, encouraging and providing for the acquisition of an ownership interest in the Company by employees, and enabling the Company to attract and retain the services of an outstanding management team upon whose judgment, interest, and performance are required for the successful and sustained operations of the Company.

The 2013 LTIP has a 10-year life so as to allow the Company to respond to changes in the competitive marketplace, regulatory actions, and changes to business strategy. In addition, the 2013 LTIP provides the Company with possible long-term equity incentive vehicles including stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares, performance units, dividend equivalents, and other stock-based incentives. Stock options and stock appreciation rights are priced based on the closing price on the date of grant.

The 2013 LTIP has been designed so that performance-based awards granted under the 2013 LTIP may, in the discretion of the Executive Compensation Committee, be structured as qualifying performance-based compensation under Section 162(m) of the Code. Each such award will be conditioned upon the attainment of pre-established performance goals measured over a performance period designated by the Executive Compensation Committee. The 2013 LTIP provides the Company with the following list of possible performance criteria, which will be selected by the Executive Compensation Committee: earnings (either in the aggregate or on a per-share basis); net income; operating income; operating profit; cash flow; stockholder returns, including return on assets, investments, equity, or invested capital (including income applicable to common stockholders or other class of stockholders); return measures (including return on assets, equity, or invested capital); earnings before or after either, or any combination of interest, taxes, depreciation or amortization; gross revenues; share price of common stock (including growth measures and total stockholder return or attainment by shares of common stock of a specified value for a specified period of time); reductions in expense levels in each case, where applicable, determined either on a Company-wide basis or in respect of any one or more subsidiaries or business units thereof; economic value; market share; annual net income to common stock; earnings per share; annual cash flow provided by operations; changes in annual revenues; strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, cost targets, and goals relating to acquisitions or divestitures; operational performance measures tied to, environmental compliance and safety and accident rates; operational measures tied to marketing and retail operations including sales volume increases, sales volume increases per existing retail store, retail margins, special product volumes, and increases in specific product volumes; and operating and maintenance cost management, provided that the formula for any performance-based award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss.

The grant of an option or stock appreciation right will create no tax consequences for the participant or the Company. A participant will have no taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply. Upon exercise of an option other than an incentive stock option, a participant generally will recognize ordinary income equal to the fair market value of the shares acquired minus the exercise price. Upon a disposition of shares acquired by exercise of an incentive stock option before the end of the applicable incentive stock option holding periods, the participant generally will recognize ordinary income equal to the lesser of (1) the fair market value of the shares at the date of exercise minus the exercise price or (2) the amount realized upon the disposition of the incentive stock option shares minus the exercise price. Otherwise, a participant’s disposition of shares acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding periods are met) generally will result in only capital gain or loss. Other awards under the 2013 LTIP, including stock appreciation rights, generally will result in ordinary income to the participant at the later of the time of delivery of cash, restricted stock units, shares, or other awards, or the time that either any applicable risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares, or other awards. The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option, stock appreciation right, or other award, but will be entitled to no tax deduction relating to amounts that represent a capital gain to a participant. Thus, the Company will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares for the incentive stock option holding periods. This general tax discussion is intended for the information of stockholders and not as tax guidance to participants in the 2013 LTIP. Eligible participants for the 2013 LTIP include officers and other key administrative, professional, and technical employees. Employees who are not regular participants in the 2013 LTIP may receive an award in any given year upon the determination by the Executive Compensation Committee that the employee has made an extraordinary contribution, not generally expected in the ordinary course of his/her work.

The aggregate number of shares that may be subject to awards granted under the 2013 LTIP is 10,000,000. The aggregate number of shares subject to awards granted under the 2013 LTIP during any calendar year to any one employee shall not exceed 1,000,000, subject to adjustment for changes in capitalization. The maximum cash amount payable pursuant to any “performance-based” award to any participant in any calendar year is $5,000,000.

Unless the Executive Compensation Committee shall otherwise determine, upon a change in control, as defined in the 2013 LTIP, all outstanding awards shall vest, become immediately exercisable or payable or have all restrictions lifted. Under the 2013 LTIP stockholder approval is required to: increase the maximum number of shares for which awards may be granted; reduce the per share price at which options may be granted below the grant date fair market value; reduce the exercise price of outstanding options; extend the term of the 2013 LTIP; materially expand the class of persons eligible to participate; otherwise amend the 2013 LTIP in any manner requiring stockholder approval by law or under the NYSE listing requirements; or increase the individual maximum limits on grants and awards made under the 2013 LTIP.

2013 Annual Incentive Plan

Effective August 8, 2013, Murphy USA adopted, and Murphy Oil as sole shareholder of the Company approved, the Murphy USA 2013 Annual Incentive Plan (the “2013 AIP”). The purpose of the 2013 AIP is to provide incentive compensation to those officers, executives, and key employees who, in the opinion of the Company, contribute significantly to the growth and success of the Company; to attract and retain individuals of outstanding ability; and to align the interests of those who hold positions of major responsibility in the Company with the interests of the Company shareholders. The 2013 AIP is intended to constitute a qualified performance-based compensation plan under Section 162(m)(4)(c) of the Code and will be administered and interpreted so as to ensure such compliance.

In order to provide the Company with flexibility going forward in selecting meaningful performance criteria, the 2013 AIP provides the Company with the following list of possible performance criteria, which will be selected by the Executive Compensation Committee: earnings (either in aggregate or on a per-share basis); net income; operating income; operating profit; cash flow; stockholder returns, including return on assets, investment, invested capital, and equity, (including income applicable to common stockholders or other class of stockholders); return measures (including return on assets, equity, or invested capital); earnings before or after either, or any combination of, interest, taxes, depreciation, or amortization; gross revenues; share price of common stock (including growth measures and total stockholder return or attainment by the shares of common stock of a specified value for a specified period of time); reduction in expense levels in each case, where applicable, determined either on a Company-wide basis or in respect of any one or more subsidiaries or business units thereof; economic value; market share; annual net income to common stock; earnings per share; annual cash flow provided by operations; changes in annual revenue; strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, cost targets, and goals relating to acquisitions or divestitures; operational performance measures tied to, environmental compliance and safety and accident rates; operational measures tied to marketing and retail operations including sales volume increases, sales volume increases per existing retail store, retail margins, special product volumes, and increases in specific product volumes; and operating and maintenance cost management.

The Executive Compensation Committee has the discretion to determine performance goals under, and select participants in, the 2013 AIP. The Executive Compensation Committee may exercise negative discretion to adjust downward any award otherwise payable to any participant subject to Section 162(m) of the Code.

Eligible participants for the 2013 AIP include officers and other key administrative, professional, and technical employees. Employees who are not regular participants in the 2013 AIP may be eligible for a discretionary award from a pool equal to 15% of the earned awards under the 2013 AIP. No employee covered by Section 162(m) of the Code is eligible for any payments under this pool. The maximum amount payable under the 2013 AIP to any participant subject to Section 162(m) of the Code for any performance period is the lesser of 250% of any participant’s target award opportunity or $5,000,000.

The 2013 AIP will be administered by the Executive Compensation Committee. No amendments to the 2013 AIP will be effective without the approval of the stockholders of the Company if stockholder approval of the amendment is then required for the plan to continue to be a qualified performance-based compensation plan pursuant to Section 162(m) of the Code.

Any awards granted under the 2013 LTIP and the 2013 AIP will be at the discretion of the Executive Compensation Committee. Therefore, it is not possible at present to determine the amount or form of any award that will be available for grant to any individual during the term of the 2013 LTIP or the 2013 AIP or that would have been granted during the last fiscal year had 2013 LTIP or the 2013 AIP been in effect.

NON-EMPLOYEE DIRECTOR COMPENSATION

Our non-employee directors will receive compensation for their services on the board of directors. Following the separation, we expect our director compensation programs and amounts will be structured similarly to those currently in place at Murphy Oil. The primary elements of our non-employee director compensation are expected to consist of an equity compensation program and a cash compensation program. Information on Murphy Oil’s 2012 non-employee director compensation is included below.

Murphy Oil’s standard arrangement for compensation of non-employee directors has included a combination of cash and equity. In 2012, the cash component consisted of an annual retainer of $60,000, plus $2,000 for each Murphy Oil Board or committee meeting attended. Supplemental retainers were paid to the Chairman of the Board ($115,000), the Audit Committee Chairman ($15,000), the Audit Committee Financial Expert ($10,000), other members of the Audit Committee ($7,500), the Executive Compensation Committee Chairman ($15,000) and the Chair of each other committee ($10,000). Murphy Oil also reimburses directors for travel, lodging and related expenses they incur in attending Board and committee meetings.

The equity component for 2012 consisted of time-based RSUs. Dividend equivalents accumulate over the vesting period and pay out upon the vesting of the RSUs.

On November 20, 2012, Pay Governance provided the ECC information with respect to director compensation for the Murphy USA board of directors. The ECC approved a compensation package that consists of an annual retainer of $40,000, plus $2,000 for each Murphy USA Board or committee meeting attended and an annual stock award of $125,000. Supplemental retainers were approved for the Chairman of the Board ($115,000), the Audit Committee Chairman ($15,000), the Executive Compensation Committee Chairman ($12,500) and the Nominating and Governance Committee Chairman ($10,000).

2013 Stock Plan for Non-employee Directors

Effective August 8, 2013, Murphy USA adopted, and Murphy Oil, as sole shareholder of the Company, approved, the 2013 Murphy USA Inc. Stock Plan for Non-Employee Directors (the “2013 NED Plan”). Murphy USA has determined that the compensation of non-employee directors be composed of cash payments and equity-based awards. This approach (i) aligns the interests of directors and the stockholders they represent and (ii) bring total director compensation to a level near the 50th percentile of the competitive market (as determined by the Committee’s independent compensation consultant, Mercer Consulting) enhancing the Company’s ability to retain and recruit qualified individuals as non-employee directors.

Awards under the 2013 NED Plan may be in the form of restricted stock, restricted stock units, stock options, or a combination thereof. Restricted stock and restricted stock units granted under the 2013 NED Plan have a one year restriction period. Participants holding shares of restricted stock may exercise full voting rights and are eligible to accrue dividends over the restricted period. Participants shall have no voting rights with respect to shares underlying restricted stock units unless and until such shares are reflected as issued and outstanding shares on Murphy USA’s stock ledger. Stock options granted under the 2013 NED Plan give a director the right to purchase a specified number of shares of the common stock at an option price equal to the market price on the date the option was granted. Options will vest 100% on the first anniversary of the grant date. Options may be exercised over a period of seven years from the date of grant.

The 2013 NED Plan will expire by its terms on August 7, 2018. Subject to any adjustment as provided in the 2013 NED Plan, an aggregate of 500,000 shares of common stock shall be available for issuance of grants under the 2013 NED Plan. The shares of common stock deliverable upon the exercise of stock options or the award of restricted stock or restricted stock units may be made available from authorized but unissued common shares or common shares reacquired by Murphy USA, including common shares purchased in the open market. If any grants under the 2013 NED Plan shall expire or terminate for any reason without having been vested or exercised in full, the common shares subject to, but not delivered under, such grants may again become available for awards under the 2013 NED Plan. No common shares deliverable to Murphy USA in full or partial payment of the purchase price payable pursuant to the 2013 NED Plan shall become available for the grant of other awards under the 2013 NED Plan. Only non-employee directors of the Company are eligible to participate in this Plan. It is not possible to determine at this time the type and number of awards that will be granted under the 2013 NED Plan to the non-employee directors of Murphy USA.

STOCK OWNERSHIP

As of the date of this Information Statement, all of the outstanding shares of Murphy USA common stock are owned by Murphy Oil. After the distribution, Murphy Oil will not directly or indirectly own any of our common stock. The following tables provide information with respect to the expected beneficial ownership of Murphy USA common stock by (1) each identified director of Murphy USA, (2) each Named Executive Officer, (3) all identified Murphy USA executive officers and directors as a group and (4) each of our stockholders who we believe will be a beneficial owner of more than 5 percent of Murphy USA outstanding common stock (assuming they maintain such ownership positions when the distribution occurs) based on current publicly available information. We based the share amounts on each person’s beneficial ownership of Murphy Oil common stock as of the dates indicated below and applying the distribution ratio of one share of our common stock for every four shares of Murphy Oil common stock.

Except as otherwise noted in the footnotes below, each person or entity identified below is expected to have sole voting and investment power with respect to such securities. Following the distribution, Murphy USA will have outstanding an aggregate of approximately 46,726,569 shares of common stock based upon approximately 186,906,277 shares of Murphy Oil common stock outstanding on July 31, 2013, assuming no exercise of Murphy Oil stock options or settlement of outstanding stock settled RSUs in shares of Murphy Oil common stock, and applying the distribution ratio of one share of our common stock for every four shares of Murphy Oil common stock.

To the extent our directors and executive officers own Murphy Oil common stock at the record date for the distribution, they will participate in the distribution on the same terms as other holders of Murphy Oil common stock.

The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.

Holdings of Major Stockholders

The following table sets forth information regarding each stockholder who is expected to beneficially own more than 5 percent of our common stock following the distribution (as of the date of such stockholder’s Schedule 13G filing for Murphy Oil with the SEC):

Name and address of beneficial owner	Amount and nature of beneficial ownership(1)		Percentage
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, Maryland 21202	3,579,936	(2)	7.30%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	3,411,548	(3)	7.02%

(1)	Includes common stock for which the indicated owner has sole or shared voting or investment power and is based on the indicated owner’s Schedule 13G filing for Murphy Oil for the period ended December 31, 2012 (after applying the distribution ratio).
(2)

These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price

Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Total includes 1,198,390 (4,793,562 Murphy Oil) sole voting power shares and 3,576,261 (14,305,045 Murphy Oil) sole dispositive power shares.
(3)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G). All shares are sole voting power and sole dispositive power shares.

Holdings of Directors and Executive Officers

The following table sets forth the number of shares of our common stock beneficially owned, based on the basis of presentation previously described, as of July 31, 2013, by each of the directors, Named Executive Officers in the Summary Compensation Table, and all Murphy USA executive officers and directors as a group.

Together these individuals beneficially own less than one percent of our common stock. For purposes of this table, shares are considered to be “beneficially” owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of July 31, 2013. No executive officer, director holds any class of equity securities other than Murphy Oil common stock or Murphy Oil equity awards that may give them the right to acquire beneficial ownership of Murphy Oil common stock, and it is not expected that any of them will own any class of equity securities of Murphy USA other than common stock following the distribution.

Name	Personal with Full Voting and Investment Power(1)(2)	Personal as Beneficiary of Trusts		Voting and Investment Power Only		Options Exercisable Within 60 Days	Total	Percent of Outstanding (if greater than one percent)
Claiborne P. Deming	202,314	394,884		52,430	(3)	—	649,628	1.39
Thomas M. Gattle Jr.	100	—		—		—	100		*
Robert A. Hermes	7,417	—		—		—	7,417		*
Fred Holliger	—	—		—		—	—		*
Christoph Keller, III	32,673	145,067	(4)	418,808	(5)	—	596,548	1.28
James W. Keyes	—	—		—		—	—		*
Diane N. Landen (6)	31,155	64,257		59,925	(7)	—	155,337		*
R. Madison Murphy	287,716	308,179		868,282	(8)	—	1,464,177	3.13
Jack T. Taylor	—	—		—		—	—		*
R. Andrew Clyde	—	—		—		—	—		*
Mindy K. West	3,954	—		—		—	3,954		*
Jeffrey A. Goodwin	2,196	—		—		—	2,196		*
John A. Moore	648	—		—		—	648		*
John C. Rudolfs	—	—		—		—	—		*
Directors and executive officers as a group	568,752	912,387		1,399,445		—	2,880,584	6.16

(1)	Includes MOC Thrift (401(k)) Plan shares in the following amounts: Ms. West—157 qualified shares; Mr. Goodwin—844 qualified shares; Mr. Moore—352 qualified shares.
(2)	Includes shares held by spouse and other household members as follows: Mr. Deming—11,482 shares; Mr. Gattle—100 shares owned jointly with spouse; Mr. Hermes—7,417 shares owned jointly with spouse; Mr. Keller—22,543 shares owned jointly with spouse and other household members; Ms. Landen—2,043 shares of common stock owned jointly with spouse and children; Mr. Murphy—93,905 shares; Mr. Goodwin— 2,196 shares of common stock owned jointly with spouse or other household members.
(3)	Includes 52,430 shares held in trust for children.
(4)	Includes (i) 119,518 shares of common stock held by trusts for which Mr. Keller is the income beneficiary and trustee; and (ii) 25,549 shares of common stock held by trust for which Mr. Keller is the principle beneficiary.

(5)	Includes 418,808 shares of common stock held by trusts for the benefit of others for which Mr. Keller is the trustee.
(6)	Ms. Landen will pledge 53,395 shares of common stock as required under certain existing loan agreements.
(7)	Includes (i) 53,395 shares of common stock owned as the executor of estate of another individual, and (ii) 6,529 shares of common stock held by trusts for which Ms. Landen is the trustee.
(8)	Includes 427,563 shares held by trusts for the benefit of others for which Mr. Murphy is trustee or co-trustee, 165,719 shares held by a private foundation of which Mr. Murphy is President for which beneficial ownership is expressly disclaimed and 275,000 shares held by a limited partnership that is controlled by a limited liability company of which Mr. Murphy is a member. Mr. Murphy has beneficial interest in 56,426 of these shares. Mr. Murphy’s wife has a beneficial interest in 305 shares, for which beneficial ownership is expressly disclaimed.
*	Indicates that the percentage of beneficial ownership does not exceed 1 percent of the outstanding shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Separation from Murphy Oil Corporation

The separation will be accomplished by means of the distribution by Murphy Oil of all the outstanding shares of Murphy USA common stock to holders of Murphy Oil common stock entitled to such distribution, as described under “The Separation” included elsewhere in this Information Statement. Completion of the distribution will be subject to satisfaction or waiver by Murphy Oil of the conditions to the separation and distribution described under “The Separation—Conditions to the Distribution.”

As part of our separation from Murphy Oil, we will enter into a Separation and Distribution Agreement and several other agreements with Murphy Oil to effect the separation and provide a framework for our relationships with Murphy Oil after the separation. See “The Separation—Agreements with Murphy Oil Corporation” for information regarding these agreements.

Related Party Transactions

As a current subsidiary of Murphy Oil, we engage in related party transactions with Murphy Oil. Those transactions are described in more detail in Note C “Related Party Transactions” in the accompanying audited combined financial statements for the three-year period ended December 31, 2012 and in Note B “Related Party Transactions” in the accompanying unaudited combined financial statements for the three and six months ended June 30, 2013.

Our related party transaction policy is included in our Code of Business Conduct and Ethics and governs transactions in which the Company (including its affiliates) is a participant and the amount involved exceeds $120,000, and in which any executive officer, director or nominee for director (or their immediate family members) had or will have a direct or indirect material interest. Any such related party transaction will be reviewed by the Nominating and Governance Committee to ensure it does not constitute a conflict of interest or is reported and resolved appropriately. Additionally, the Nominating and Governance Committee will review annual cumulative ordinary course of business transactions with firms associated with executive officers, directors and nominees for director. Our management will also monitor such transactions on an ongoing basis. Executive officers, directors and employees are governed by our Code of Business Conduct and Ethics, which provides that waivers for executive officers or directors may only be granted by the board of directors and must be promptly disclosed to stockholders. Our Corporate Governance Guidelines require that all directors recuse themselves from any discussion or decision affecting their personal, business or professional interests. Our Code of Business Conduct and Ethics, containing our policy on related party transactions, will be available on our website: www.murphyusa.com on the distribution date.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation (“Certificate of Incorporation”) and our amended and restated bylaws (“Bylaws”) adopted prior to our separation from Murphy Oil. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Certificate of Incorporation and Bylaws, copies of which have been filed (in final form) with the SEC as exhibits to the registration statement on Form 10 of which this Information Statement is a part, and applicable law.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Common stock outstanding. Upon completion of the separation, we expect there will be approximately 46,726,569 shares of common stock outstanding to be held of record by 2,277 stockholders based upon approximately 186,906,277 shares of Murphy Oil common stock outstanding as of July 31, 2013, and assuming no exercise of Murphy Oil options or settlement of Murphy Oil stock settled RSUs in shares of Murphy Oil common stock, and applying the distribution ratio of one share of our common stock for every four shares of Murphy Oil common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of the separation will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders (other than matters relating solely to the terms of any preferred stock or directors elected solely by the holders thereof). Our Certificate of Incorporation and Bylaws do not provide for cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting securities entitled to vote in the election of directors are able to elect all of the directors.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Murphy USA, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority to issue, without further vote or action by the stockholders, the preferred stock in one or more series and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

The issuance of preferred stock could adversely affect the voting power of the holders of the common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Murphy USA without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Murphy USA has no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors initially consists of ten directors, and thereafter, the number of directors will be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the “whole board” (defined as the total number of authorized directorships at any given time, whether or not there exist any vacancies in previously authorized directorships). No director is removable by the stockholders except for cause, and directors may be removed for cause only by an affirmative vote of a majority of the total voting power of our outstanding securities generally entitled to vote in the election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office (although less than a quorum) or by the sole remaining director.

Staggered Board

Our board of directors is divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will initially serve until our annual meetings of stockholders in 2014, 2015 and 2016, respectively. At each annual meeting of stockholders, directors will be elected for three-year terms to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Limits on Written Consents

Our Certificate of Incorporation and our Bylaws provide that holders of our common stock will not be able to act by written consent without a meeting.

Stockholder Meetings

Our Certificate of Incorporation and our Bylaws provide that special meetings of our common stockholders may be called only by our board of directors acting pursuant to a resolution adopted by a majority of the whole board. Our Bylaws provide that business transacted at any special meeting will be limited to the purposes stated in the notice of such meeting.

Amendment of Certificate of Incorporation

Our Certificate of Incorporation provides that the amendment of the provisions described under “—Election and Removal of Directors,” “—Staggered Board,” “—Limits on Written Consents,” and “—Stockholder Meetings” require the affirmative vote of holders of at least 66 2/3% of the total voting power of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class. Pursuant to Delaware law, the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our Certificate of Incorporation.

Amendment of Bylaws

Our Bylaws are generally subject to alteration, amendment or repeal, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of the whole board; or

•	the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class.

Other Limitations on Stockholder Actions

Our Bylaws also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or, if applicable, special meeting of stockholders.

Under these procedural requirements, in order to nominate a director or bring a proposal for any other business before a meeting of stockholders, a stockholder is required to deliver timely notice of the nomination or proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with, among other things, the following:

•	information relating to each director nominee, if any, required to be disclosed in the solicitation of proxies for the election of directors pursuant to the Exchange Act;

•

a brief description of the business, if any, to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest of the stockholder or beneficial owner in the proposal;

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made;

•

for each class or series of stock, the number of shares beneficially owned by the stockholder and beneficial owner and a representation that the stockholder is a holder of record entitled to vote at the meeting; and

•

a description of any agreement, arrangement or understanding that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, the stockholder or beneficial owner or any nominee with respect to our securities.

To be timely, a stockholder is generally required to deliver notice:

•

in connection with an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the first anniversary of the annual meeting of stockholders held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us no earlier than 120 days prior to the annual meeting and no later than the later of 70 days prior to the date of the annual meeting or the 10th day following the day on which we first publicly announced the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not earlier than 120 days prior to the date of the special meeting nor more than the later of 90 days prior to the date of the special meeting or the 10th day following the day on which we first publicly announced the date of the special meeting.

If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our Certificate of Incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed only for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, including through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our Certificate of Incorporation provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threated to be made, a party, whether civil or criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We expect to maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act of 1933, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any officer or director of the Company against expenses, judgments, attorney’s fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or directors of the Company.

Forum Selection

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our Certificate of Incorporation (including any certificate of designations for any class or series of our preferred stock) or our Bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

For risks related to the forum selection provision, see “Risk Factors—Risks Relating to Our Common Stock—Our Bylaws will designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees.” and “Risk Factors—Risks Relating to Our Common Stock—We may not achieve the intended benefits of having an exclusive forum provision if it is found to be unenforceable.”

Anti-Takeover Effects of Some Provisions

Some of the provisions of our Certificate of Incorporation and Bylaws (as described above) could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, including our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•

the board of directors of the corporation had, prior to the person becoming an interested stockholder, approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Distributions of Securities

Murphy USA was formed on March 1, 2013, and since its formation, it has not sold any securities, including sales of reacquired securities, new issues (other than to Murphy Oil in connection with its formation), securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.

Listing

We are authorized to list our shares of common stock on the NYSE under the ticker symbol “MUSA.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Murphy Oil stockholders will receive in the distribution. This Information Statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our Company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this Information Statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

Following the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement of which this Information Statement forms a part is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an Internet website at www.murphyusa.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the registration statement on Form 10.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements presented below have been derived from our historical combined financial statements included in this Information Statement. While the historical combined financial statements reflect the past financial results of Murphy Oil’s U.S. marketing business, these pro forma statements give effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the separation include:

•	the distribution of our common stock to Murphy Oil stockholders;

•	the expected incurrence of an aggregate of $650 million in new debt; and

•	the expected cash dividend of $650 million to Murphy Oil.

The pro forma adjustments are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The unaudited pro forma condensed combined financial statements do not reflect all of the costs of operating as a stand-alone company, including additional information technology, tax, accounting, treasury, legal, investor relations, insurance and other similar expenses associated with operating as a stand-alone company. Only costs that we have determined to be factually supportable and recurring are included as pro forma adjustments to our pro forma income statement, including the items described above. Our pro forma balance sheet includes pro forma adjustments both for items that have a continuing impact on our business and for non-recurring items that are factually supportable and directly attributable to the separation, such as those related to our capital structure described above.

Subject to the terms of the Separation and Distribution Agreement, Murphy Oil will generally pay all nonrecurring third-party costs and expenses related to the separation and incurred prior to the separation date. Such nonrecurring amounts are expected to include costs to separate and/or duplicate information technology systems, investment banker fees (other than fees and expenses in connection with the debt financing), third-party legal and accounting fees, and similar costs in each case, incurred prior to the separation date. After the separation, subject to the terms of the Separation and Distribution Agreement, all costs and expenses related to the separation incurred by either Murphy Oil or us will be borne by the party incurring the costs and expenses.

The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2013 and for the year ended December 31, 2012, have been prepared as though the separation occurred on January 1, 2012. The unaudited pro forma condensed combined balance sheet at June 30, 2013, has been prepared as though the separation occurred on June 30, 2013. The unaudited pro forma condensed combined financial statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

Our retained cash balance is subject to adjustments following the separation date to settle intercompany accounts. The following pro forma statements do not reflect any impact of such adjustments, as the amount of any such adjustments are not currently determinable and would represent a financial projection. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity” included elsewhere in this Information Statement.

The unaudited pro forma condensed combined financial statements should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Information Statement.

Murphy USA Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

June 30, 2013

(Thousands of dollars)

	As Reported	Pro Forma Adjustments		Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$59,588	$(15,000	)(1)	$44,588
Accounts receivable-trade, less allowance for doubtful accounts	393,574	—		393,574
Inventories, at lower of cost or market	197,684	—		197,684
Prepaid expenses	20,211	—		20,211

Total current assets	671,057	(15,000)		656,057

Property, plant and equipment, at cost less accumulated depreciation and amortization	1,226,093	—		1,226,093
Deferred charges and other assets	463	15,000	(2)	15,463

Total assets	$1,897,613	$—		$1,897,613

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$47	$—		$47
Accounts payable and accrued liabilities	588,320	—		588,320
Income taxes payable	20,541	—		20,541
Deferred income taxes	11,879	—		11,879

Total current liabilities	620,787	—		620,787

Long-term debt	1,100	650,000	(3)	651,100
Deferred income taxes	122,803	—		122,803
Asset retirement obligations	16,388	—		16,388
Deferred credits and other liabilities	17,655	—		17,655

Total Liabilities	778,733	650,000		1,428,733
Net investment/stockholders’ equity
Common stock, $0.01 par value per share	—	467	(5)	467
Additional paid-in capital	—	468,413	(6)	468,413
Net investment by parent	1,118,880	(1,118,880	)(6)	—

Total net parent investment/stockholders’ equity	1,118,880	(650,000)		468,880

Total liabilities and net parent investment/stockholders’ equity	$1,897,613	$—		$1,897,613

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Murphy USA Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Six Months Ended June 30, 2013

(Thousands of dollars, except per share amounts)

	As Reported	Pro Forma Adjustments		Pro Forma
REVENUES
Total revenues	$9,399,768	$—		$9,399,768

COSTS AND OPERATING EXPENSES
Fuel and ethanol costs of goods sold	7,932,163	—		7,932,163
Merchandise cost of goods sold	931,259	—		931,259
Station and other operating expenses	271,058	—		271,058
Depreciation and amortization	39,114	—		39,114
Selling, general and administrative expenses	62,658	—		62,658
Accretion of asset retirement obligations	547	—		547

Total costs and expenses	9,236,799	—		9,236,799

Other (expense) income
Interest income	734	—		734
Interest expense	(212)	(18,772	)(4)	(18,984)
(Loss) gain on sale of assets	8	—		8
Other nonoperating income	24	—		24

Total other (expense) income	554	(18,772)		(18,218)

Income from continuing operations before income taxes	163,523	(18,772)		144,751
Income tax expense	63,849	(7,321	)(7)	56,528

NET INCOME AND COMPREHENSIVE INCOME	$99,674	$(11,451)		$88,223

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Pro forma earnings per common share for Murphy USA (dollars)
Basic	$1.89	(8)
Diluted	$1.88	(8)

Average common shares outstanding (in thousands)
Basic	46,722	(8)
Diluted	46,959	(8)

Murphy USA Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year Ended December 31, 2012

(Thousands of dollars, except per share amounts)

	As Reported	Pro Forma Adjustments		Pro Forma
REVENUES
Total revenues	$19,655,436	$—		$19,655,436

COSTS AND OPERATING EXPENSES
Fuel and ethanol costs of goods sold	16,871,191	—		16,871,191
Merchandise cost of goods sold	1,855,641	—		1,855,641
Station and other operating expenses	526,425	—		526,425
Depreciation and amortization	76,622	—		76,622
Impairment of properties	60,988	—		60,988
Selling, general and administrative expenses	116,603	—		116,603
Accretion of asset retirement obligations	980	—		980

Total costs and expenses	19,508,450	—		19,508,450

Other (expense) income
Interest income	172	—		172
Interest expense	(505)	(37,854	)(4)	(38,359)
(Loss) gain on sale of assets	(1,005)	—		(1,005)
Other nonoperating income	92	—		92

Total other (expense) income	(1,246)	(37,854)		(39,100)

Income from continuing operations before income taxes	145,740	(37,854)		107,886
Income tax expense	62,172	(16,164	)(7)	46,008

NET INCOME AND COMPREHENSIVE INCOME	$83,568	$(21,690)		$61,878

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Pro forma earnings per common share for Murphy USA (dollars)
Basic	$1.30	(8)
Diluted	1.29	(8)

Average common shares outstanding (in thousands)
Basic	47,625	(8)
Diluted	47,817	(8)

Murphy USA Inc.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of dollars, except share amounts, par value and percentages)

(1)	This adjustment represents the net impact to cash, resulting from the following:

Cash received from the issuance of debt (see Note (3))	$650,000
Cash paid to Murphy Oil (see Note (6))	(650,000)
Cash paid for debt issuance costs (see Note (2))	(15,000)

$(15,000)

(2)	This adjustment represents estimated costs and expenses that we expect to incur related to obtaining new debt, which is described in Note (3) as follows:

$500,000 fixed rate notes	$10,925
$150,000 term loan	2,037
$450,000 senior secured credit facility	2,038

$15,000

The debt issuance costs will be amortized over the term of the related debt, which we have assumed will have a weighted average of 8.4 years.

(3)	We expect to incur an aggregate of $650,000 of new long-term debt that will consist of the following:

Fixed rate notes	$500,000
Term loan	150,000
Senior secured credit facility	—

Total debt	$650,000

We expect to use the proceeds of the debt to finance, in part, the assumed $650,000 dividend to Murphy Oil.

(4)	This adjustment represents interest expense resulting from assumed incurrence of $650,000 of new debt in connection with the separation, as follows:

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
Interest expense on $650,000 of new debt	$17,691	$35,675
Loan fees and amortization of debt issuance costs	1,081	2,179

	$18,772	$37,854

Pro forma interest expense was calculated based on an assumed weighted-average interest rate of 5.49%. Interest expense includes amortization of debt issuance and credit facilities fees, which are amortized over the term of the associated notes and credit facilities. Actual interest expense may be higher or lower depending on fluctuations in interest rates. A one-eighth percentage increase in interest rates would result in an $813 increase in annual interest expense.

(5)	This adjustment reflects the issuance by us of an assumed 46.7 million shares of our common stock, par value of $0.01 per share, to be distributed to holders of record of Murphy Oil common stock in connection with the separation of Murphy USA from Murphy Oil.

Murphy USA Inc.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of dollars, except share amounts, par value and percentages)

(6)	This adjustment represents the elimination of the net parent investment of Murphy Oil and adjustments to additional paid-in capital resulting from the following:

Reclassification of Murphy Oil’s net parent investment	$1,118,880
Cash dividend to Murphy Oil (see Note (1))	(650,000)

Total net investment/stockholders’ equity	468,880
Common stock, $0.01 par value	(467)

Total additional paid-in capital	$468,413

(7)	This adjustment represents the net impact to income tax expense of the pro forma adjustments using our effective tax rate of 39.0 percent for the six months ended June 30, 2013 and 42.7 percent for the year ended December 31, 2012. Our effective tax rate could be different (either higher or lower) depending on activities subsequent to the separation.

(8)	The calculation of pro forma earnings per share and pro forma weighted average shares outstanding for the six months ended June 30, 2013 and for the year ended December 31, 2012 are based on the assumptions that (i) we will distribute 46.7 million of our shares as of June 30, 2013 and 47.7 million of our shares as of December 31, 2012 to Murphy Oil shareholders upon the separation of Murphy USA from Murphy Oil; and (ii) the separation will occur as of January 1, 2013 for the six months ended June 30, 2013 and January 1, 2012 for the year ended December 31, 2012 and that all shares will remain outstanding during the respective period.

The calculations of pro forma diluted earnings per share are based on the number of shares used to calculate Murphy Oil’s diluted earnings per share for the six months period ended June 30, 2013 and the year ended December 31, 2012, adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from Murphy USA’s stock-based awards issued in connection with the adjustment of outstanding Murphy Oil stock-based awards or the grant of new stock-based awards. The actual number of dilutive shares of our common stock underlying Murphy USA stock-based awards issued in connection with the adjustment of outstanding Murphy Oil stock-based awards will not be determined until after the distribution date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis is the Company’s analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with the combined financial statements and notes included in this Information Statement. It contains forward-looking statements including, without limitation, statements relating to the Company’s plans, strategies, objectives, expectations and intentions. The words “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions identify forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information unless required to do so under the federal securities laws. Readers are cautioned that such forward-looking statements should be read in conjunction with the Company’s disclosures under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this Information Statement.

Management’s Discussion and Analysis is organized as follows:

•	Executive Overview—This section provides an overview of the separation of Murphy USA from Murphy Oil. It also includes the basis of presentation with respect to the amounts presented in the discussion of our results of operations, a description of our business segments, an overview of our results of operations and the outlook for our business. This section also provides an overview of our historical liquidity and our expectations of our future liquidity.

•	Results of Operations—This section provides an analysis of our results of operations, including the results of our two business segments for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012, 2011, and 2010.

•	Capital Resources and Liquidity—This section provides a discussion of our financial condition and cash flows for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012, 2011, and 2010. It also includes a discussion of how the separation is expected to affect our capital resources.

•	Critical Accounting Policies—This section describes the accounting policies and estimates that we consider most important for our business and that require significant judgment.

Executive Overview

Overview of the Separation from Murphy Oil Corporation

On October 16, 2012, Murphy Oil announced its intention to pursue the separation of its U.S. marketing subsidiary, Murphy USA, from its other businesses and create an independent and separate publicly traded company. This separation is expected to be completed in accordance with a Separation and Distribution Agreement between Murphy Oil and Murphy USA. On the basis that the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes, in general, we expect, for U.S. federal income tax purposes, that no gain or loss will be recognized by U.S. holders of Murphy Oil common stock, and no amount will be included in their income, upon their receipt of shares of Murphy USA common stock in the distribution, except with respect to any cash received in lieu of fractional shares. Murphy Oil intends to distribute all of the shares of Murphy USA common stock to Murphy Oil stockholders as of the record date for the distribution. Upon completion of the separation, Murphy Oil and Murphy USA will each be separate, publicly traded companies and have separate management. For additional information, see “The Separation” included elsewhere in this Information Statement.

On August 7, 2013, the Murphy Oil board of directors approved the separation, which will be achieved through the distribution of 100% of the outstanding capital stock of Murphy USA to holders of Murphy Oil common stock on the record date of August 21, 2013. Murphy Oil holders of record will receive one share of

Murphy USA common stock for every four shares of Murphy Oil common stock. The distribution is expected to be completed on August 30, 2013. Following the separation, Murphy USA will be an independent, publicly traded company, and Murphy Oil will retain no ownership interest in Murphy USA.

Basis of Presentation

The audited combined financial statements of Murphy USA included elsewhere in this Information Statement were prepared in connection with the separation and reflect the combined historical results of operations, financial position and cash flows of Murphy Oil’s U.S. marketing business, including an allocable portion of corporate costs. These combined financial statements also include certain assets, liabilities and operating expenses of Murphy Oil that are associated with supporting the activities of the U.S. marketing business. Although the legal transfer of the U.S. marketing business of Murphy Oil into Murphy USA has yet to take place, for ease of reference, these combined financial statements are collectively referred to as those of Murphy USA.

The combined financial statements reflect the combined historical results of operations, financial position and cash flows of the Murphy Oil U.S. marketing business and certain assets, liabilities, and operating expenses of Murphy Oil that comprise Murphy USA as if such companies and accounts had been combined for all periods presented. The combined statements of income also include expense allocations for certain corporate functions historically performed by Murphy Oil, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. The allocations are based primarily on specific identification, headcount or computer utilization. We believe the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from Murphy Oil, are reasonable. However, these combined financial statements may not include all of the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect the combined results of operations, financial position and cash flows had we been operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Trends Affecting Our Business

Our operations are significantly impacted by the gross margins we receive on our fuel sales. These gross margins are commodity-based, change daily and are volatile. While we expect our fuel sales volumes to grow and the gross margins we realize on those sales to remain strong, these gross margins can change rapidly due to many factors. These factors include the price of crude oil (which impacts the wholesale price we pay for the gasoline we purchase), interruptions in supply caused by severe weather, severe refinery mechanical failures for an extended period of time, and competition in the local markets in which we operate. In addition, our ethanol production operations are impacted by the price of corn, which was elevated in connection with droughts during the 2012 U.S. growing season and may be affected by future droughts and by ethanol demand levels in the United States which can be impacted by foreign imports and Federal and state regulations.

The cost of our main sales products, gasoline and diesel, is greatly impacted by the cost of crude oil in the United States. Generally, rising prices for crude oil increase the Company’s cost for wholesale fuel products purchased. When wholesale fuel costs rise, the Company is not always able to immediately pass these price increases on to its customers at the pump, which in turn squeezes the Company’s sales margin. Also, rising prices tend to cause our customers to reduce discretionary fuel consumption, which tends to reduce our fuel sales volumes. Based on the NYMEX crude oil futures as of July 2013, we expect U.S. crude oil prices to experience a gradual decline in the near term.

On December 21, 2012, we signed an agreement with Walmart providing for the potential purchase of over 200 new Company stations located adjacent to existing Walmart stores in Walmart’s core market area covering the Midwestern and Southern United States. The construction program is expected to be completed over the next three years. In connection with this agreement, we expect to incur additional station operating and depreciation expenses due to the addition of new stores. However, we can provide no assurance that we will develop all or any of the sites as contemplated under the agreement. See “Risk Factors—Risks Relating to Our Business—Our ability to continue to generate revenue and operating income depends on our continued relationship with Walmart.”

In addition, our revenues are impacted by our ability to generate RINs by ethanol and bio-diesel blending of the fuels that we purchase directly from terminals. Under the Energy Policy Act of 2005, the Environmental Protection Agency (“EPA”) is authorized to set annual quotas establishing the percentage of motor fuels consumed in the United States that must be attributable to renewable fuels. Companies that blend fuels are required to demonstrate that they have met any applicable quotas by submitting a certain amount of RINs to the EPA. RINs in excess of the set quota (as well as RINs generated by companies such as ours that are not subject to quotas) can then be sold in a market for RINs at then-prevailing prices. The market price for RINs fluctuates based on a variety of factors, including but not limited to governmental and regulatory action. In recent historical periods, we have benefited from our ability to generate RINs and sell them at favorable prices in the market, and it was a significant factor in our increase in revenues in the second quarter of 2013 versus the prior period. Our internal forecasts do not depend on our ability to generate revenues from RINs and as a consequence such additional revenues are generally viewed by us as upside potential.

In connection with the separation from Murphy Oil, we expect to incur $650 million of new debt from the issuance of senior secured notes and expected borrowings under the credit facilities, which we intend to finance, in part, a cash dividend to Murphy Oil immediately prior to the separation. We believe that we will generate sufficient cash from operations to fund our ongoing operating requirements after the separation. Following the separation, we expect to use the credit facilities and/or other credit facilities to provide us with available financing intended to meet any ongoing cash needs in excess of internally generated cash flows. To the extent necessary, we will borrow under these facilities to fund our ongoing operating requirements. After giving effect to $150 million of expected borrowings under the credit facilities, we expect to have additional available capacity under the $450 million credit facilities upon completion of the separation (subject to the borrowing base), together with capacity under a $200 million incremental uncommitted facility. There can be no assurances, however, that we will generate sufficient cash from operations or be able to draw on the credit facilities, obtain commitments for our incremental facility and/or obtain and draw upon other credit facilities.

We believe that our business will continue to grow in the future as we expect to build additional locations in close proximity to Walmart stores and other locations. The pace of this growth is continually monitored by our management, and these plans can be altered based on operating cash flows generated and the availability of debt facilities.

Business Segments

Our business is organized into two operating segments: Marketing and Ethanol. These operating segments were determined based on the nature of the business products and services, with each business having separate gross margins, production processes, customers, and product specific supply and demand characteristics. The following provides an overview of our segments; however, for more information about our business segments, see “Business and Properties” included elsewhere in this Information Statement.

In addition to the two operating segments identified, we report separately our corporate expenses and discontinued operations. The Company has discontinued operations with respect to the two U.S. refineries sold in 2011. These discontinued operations, along with corporate expenses that do not specifically relate solely to either operating segment, are presented along with the operating segments in the financial statements. The Separation and Distribution Agreement will provide for cross-indemnities designed to place financial responsibility for any liabilities arising out of the refineries and related facilities with Murphy Oil.

Marketing

We operate retail convenience merchandise and motor fueling locations that are wholly-owned by Murphy USA (“Company stations”). While all of these locations offer our customers convenience merchandise, the variety of offerings is based on size and configuration of the site. As of June 30, 2013, we had 1,179 Company stations located primarily in the Midwest and Southern United States. This segment also includes our wholesale unbranded customers. The wholesale unbranded customers are served from seven Murphy USA owned terminals located in the Southeastern United States and numerous other terminals owned by others.

The prices we pay for motor fuel we purchase from suppliers are based on market prices in the locations near our retail sites. In addition, the sales prices of our motor fuel are based on local market factors such as supply and demand, competition, and local economic factors, among others. These combined factors result in variable gross margins that are based primarily on commodity prices. These margins change daily and can be volatile at times.

Ethanol

We own and operate two ethanol production facilities in the United States, one each in Hankinson, North Dakota and Hereford, Texas. The Hankinson plant, which was acquired in 2009, currently is rated at 132 million gallons of ethanol per year. The Hereford plant, which was acquired in 2010 and began operations in 2011, is rated at 105 million gallons of ethanol per year. The Company sells ethanol for blending in gasoline, distillers dried grains with solubles (“DDGS”) and wet distillers grains with solubles (“WDGS”), and corn oil that are produced at the plants.

The primary input in the production process for ethanol is corn, which was very volatile in price for most of 2012. Corn prices increased to record levels in the summer of 2012, primarily due to drought conditions in the Midwest U.S., which squeezed margins for ethanol production operations that led to operating losses for those operations during 2012.

To better focus the Company’s operations on its retail fuel business, we are currently considering strategic alternatives for the Hankinson and Hereford ethanol facilities. As part of this effort, we are evaluating various factors including the appropriate timing and market conditions to maximize value in any potential sale; however, a final decision has not yet been determined and these assets do not meet the criteria for “held for sale” presentation at this time. Therefore, historical financial results for these plants are included in continuing operations for all periods presented.

Results of Operations

Combined Results

A summary of the Company’s earnings by business segment follows:

	Six Months Ended June 30,		Years Ended December 31,
(Thousands of dollars)	2013	2012	2012	2011	2010
Marketing	$89,939	$60,631	$139,583	$188,907	$126,049
Ethanol	9,541	(5,895)	(54,769)	17,599	16,668
Corporate expenses/benefits	194	(1,228)	(1,246)	(1,233)	20

Income from continuing operations	99,674	53,508	83,568	205,273	142,737
Discontinued operations	—	—	—	118,747	14,704

Net income	$99,674	$53,508	$83,568	$324,020	$157,441

Six months ended June 30, 2013 versus 2012

Net income for the six months ended June 30, 2013 increased compared to the same period in 2012 primarily due to:

•	Income from the ethanol plant operations in the current year due to an improvement in crush spreads compared to losses in the prior year period

•	Increased sales revenue for Renewable Identification Numbers (RINs) in the current period

2012 versus 2011

Net income for 2012 decreased compared to the prior year primarily due to:

•	Weaker fuel margins in our retail marketing business

•	Losses incurred in our ethanol plant operations due to high corn costs caused by the drought combined with lower ethanol prices and asset impairment costs associated with one of our ethanol plants

•	No repeat of income from discontinued operations associated with the former refining assets sold in late 2011

2011 versus 2010

The improved net income in 2011 was primarily a result of:

•	Higher fuel margins in the retail marketing business

•	Higher profits on sales of merchandise

•	Full year of ethanol production at Hankinson, North Dakota plant combined with a partial year at Hereford, Texas plant

•	Significantly higher earnings in discontinued operations resulting from improved margins on products produced and sold prior to sale of Meraux and Superior refineries in late 2011, plus a net gain on sale of those refineries during 2011

Segment Results

Marketing

(Thousands of dollars)	Six Months Ended June 30,		For the Year Ended December 31,
Marketing Segment	2013	2012	2012	2011	2010
Revenues
Petroleum product sales	$7,938,494	8,337,430	$16,854,985	16,586,845	13,377,841
Merchandise sales	1,068,839	1,059,877	2,144,347	2,115,567	1,969,220
Other	44,442	3,083	11,708	9,538	9,042

Total revenues	$9,051,775	9,400,390	$19,011,040	18,711,950	15,356,103

Selected costs and operating expenses
Petroleum products cost of goods sold	$7,646,718	8,070,522	$16,298,317	15,961,162	12,893,655
Merchandise cost of goods sold	$931,259	920,082	$1,855,641	1,851,867	1,717,177
Station and other operating expenses	$229,733	217,861	$447,102	433,821	396,053
Depreciation and amortization	$35,568	32,640	$66,913	61,136	55,336
Selling, general and administrative	$59,246	57,887	$109,532	90,990	86,192

(Thousands of dollars)	Six Months Ended June 30,		For the Year Ended December 31,
Marketing Segment	2013	2012	2012	2011	2010

Income from continuing operations before income taxes	$148,734	101,002	$231,642	312,525	207,429
Income tax expense	$58,795	40,371	$92,059	123,618	81,380
Income from continuing operations	$89,939	60,631	$139,583	188,907	126,049

Gallons sold per store month	264,994	265,302	277,001	277,715	306,646
Fuel margin per gallon	$0.134	0.137	$0.129	0.156	0.114

Six Months Ended June 30, 2013 versus Six Months Ended June 30, 2012

Net income for the first half of 2013 increased $29.3 million over the same period in 2012. The primary reason for this increase was a significant increase in the value received from sale of RINs in the most recent period. Retail fuel volumes in the 2013 period on a per store month basis were essentially flat compared to the same period in 2012. Merchandise margins in 2013 were slightly lower than the 2012 period with a decrease in merchandise sales revenue per store month of 2.4% which was mostly offset by an increased number of stores in the current period.

Total period revenues for the marketing segment were approximately $9.1 billion in the 2013 period compared to approximately $9.4 billion in the 2012 period, a decrease of $349 million. Revenue amounts included excise taxes collected and remitted to government authorities of $935 million in the first half of 2013 and $934 million in the comparable period of 2012. Total fuel sales volumes per station averaged 264,994 gallons per month in the 2013 period, down 0.1% from 265,302 gallons per month in the prior year same period. Merchandise sales increased slightly to $1.07 billion in the first half of 2013, up $9.0 million from 2012 levels.

Fuel margin decreased slightly in the 2013 period to $0.134 per gallon, compared to $0.137 per gallon in the comparable prior year period. The lower fuel margins in the period were attributed to increasing wholesale prices late in the second quarter that did not fully recover before the end of the period, which caused margins to contract slightly from prior year levels. Merchandise margins decreased 0.3%, from 13.2% in the 2012 period to 12.9% in the current year. This decline in margin was caused by pressure on certain tobacco related product margins, which was essentially offset by increased sales of higher margin convenience items sold in our stores.

Station operating expenses increased $11.9 million in the current period compared to 2012 levels, an increase of 5.4%. This increase is due to higher store counts in the 2013 period. The largest line item increases within station operating expenses were salaries, benefits and taxes, maintenance, and environmental charges in 2013 compared to the prior year.

Depreciation expense increased $2.9 million in the 2013 period, an increase of 9.0%. This increase was caused by the addition of more stores operating in the 2013 period compared to the prior year.

Selling, general and administrative expenses increased $1.4 million in the first half of 2013 compared to the first half of 2012. This increase is primarily due to higher corporate overhead costs charged to Murphy USA by Murphy Oil for shared services during the period.

2012 versus 2011

Income from continuing operations for the marketing segment decreased $49.3 million in 2012 compared to 2011. The primary cause of this decline was lower retail fuel margins by $0.027 per gallon in 2012 compared to 2011. Fuel sales volumes in 2012 were essentially flat to the prior year on the basis of gallons sold per store month. Total margin on sales of merchandise was up almost 10% compared to prior year as merchandise margins as a percentage of sales increased more than the decline in merchandise sales revenue, partially offset by lower sales per store month.

The marketing segment total revenues were up $239 million in 2012 to $19.0 billion compared to the 2011 amount of $18.8 billion. Revenue amounts included excise taxes collected and remitted to government authorities of $1.96 billion in 2012 and $1.83 billion in 2011. Total fuel sales volumes per station averaged 277,001 gallons per month in 2012, down 0.3% from the prior year amounts. Within operating revenues, merchandise sales increased $28.8 million in the current year, up 1.4% compared to 2011. On a sales per store month basis, merchandise revenues decreased 1.1% in 2012 over the comparable prior year period.

Fuel margins decreased in 2012 to an average of $0.129 per gallon, compared to $0.156 per gallon in 2011, a decrease of $0.027 per gallon or 17.3%. The lower fuel margins were caused by increased wholesale gasoline prices which were not fully recovered through higher prices to customers at the pump. Merchandise margins in 2012 were 13.5% of merchandise sales compared to 12.8% in 2011, an increase of 5.5%.

Station operating expenses increased $13.3 million in 2012 compared to 2011 levels, an increase of 3.1% overall. This increase is partly due to 37 new stores being added in the current year. The largest increases within station operating expenses were for additional salaries and benefits costs for store employees.

Depreciation expense in 2012 was up $5.8 million, or 9.4%, over the prior year. This increase was caused by the addition of 29 net stores in 2011 that had a full year of depreciation in 2012 combined with partial year expense for the 37 stores added during 2012.

Selling, general and administrative expenses increased in 2012 by $18.5 million over 2011. This increase is due primarily to higher corporate overhead costs charged to Murphy USA by Murphy Oil for shared services.

2011 versus 2010

Income for the marketing segment increased $62.9 million in 2011 over 2010. The primary reason for this increase was higher margins for retail fuel sales, which increased 36.8%, partially offset by a 5.5% decrease in overall retail fuel sales volumes. Total merchandise margin was also up in 2011 by 4.6%, which further contributed to the increased income.

Revenues for the marketing segment were $18.8 billion in 2011 compared to $15.4 billion in 2010. Revenue amounts included excise taxes collected and remitted to government authorities of $1.83 billion for 2011 and $1.89 billion for 2010. Total fuel sales volumes per station averaged approximately 277,715 gallons per month in 2011, down 9% from the prior year. Within operating revenues, sales of merchandise increased $146.3 million over 2010. On a per store month basis, merchandise revenues increased 3% in 2011 over the prior year. This is partially due to opening a number of larger format stores that carry additional categories of merchandise in 2011.

Fuel margins increased in 2011 by $0.042 per gallon over 2010 amounts. The benefits of the higher 2011 margins were partially offset by the lower fuel volumes sold in the current year. Fuel margins increased due primarily to the volatility in commodity prices during the period. Merchandise margins for 2011 were 12.8% of merchandise sales compared to 13.1% in 2010. This lower margin as a percent of sales was primarily due to more aggressive pricing on cigarettes and tobacco products caused by increasing competition along with changes in incentive programs.

Station operating expenses increased $37.8 million, or 9.5%, in 2011 compared to 2010 levels, which was primarily due to 30 new stores added in 2011. The largest cost increases within station operating expenses were associated with salaries and benefits for store employees and utilities.

Depreciation expense in 2011 was up $5.8 million or 10.5% over the prior year amount. This increase was caused by the addition of 51 retail locations throughout 2010 that had a full year of depreciation in 2011 combined with additional expense for the 30 new stores added throughout 2011.

Selling, general and administrative expenses increased in 2011 by $4.8 million over the 2010 amounts. This increase was due primarily to increased corporate overhead costs charged to Murphy USA by Murphy Oil for accounting, employee compensation and benefits, legal, and other similar areas.

Ethanol

(Thousands of dollars)	Six Months Ended June 30,		For the Year Ended December 31,
Ethanol Segment	2013	2012	2012	2011	2010
Revenues
Ethanol and related product sales	$347,993	291,566	$644,396	561,505	236,014

Total revenues	$347,993	291,566	$644,396	561,505	236,014

Selected costs and operating expenses
Ethanol and related products cost of goods sold	$285,445	254,082	$572,875	446,910	160,326
Station and other operating expenses	$41,325	39,095	$79,322	75,675	44,277
Depreciation and amortization	$2,539	4,088	$8,322	7,154	4,184
Impairment of properties	—	—	$60,988	—	—
Selling, general and administrative	$3,916	3,323	$6,967	4,478	1,716

Income (loss) from continuing operations before income taxes	$14,769	(9,022)	$(84,078)	26,805	25,259
Income tax expense (benefit)	$5,228	(3,127)	$(29,309)	9,206	8,591
Income (loss) from continuing operations	$9,541	(5,895)	$(54,769)	17,599	16,668

Ethanol production—gallons (000)	106,770	108,428	222,817	181,191	115,287
DDGS/WDGS production—tons (000)	609	610	1,235	893	349
Gross margin per gallon of production	$0.59	0.34	$0.32	0.63	0.66

Six Months Ended June 30, 2013 versus Six Months Ended June 30, 2012

The ethanol segment in the 2013 period improved to net income of $9.5 million, compared to a net loss of $5.9 million in the same period of 2012. The improvement in earnings for the current quarter was caused by an improvement in ethanol sales prices, higher price per ton of the co-products sold and decreased corn costs.

Our Hankinson, North Dakota plant produced 64.0 million gallons of ethanol in the first half of 2013 compared to 59.5 million gallons in the same period of 2012 an increase of 7.5%. The gross margin per gallon at Hankinson increased $0.28 per gallon in the 2013 period, an increase of 70%. This margin increase, combined with a significant increase in the value of DDGS per ton resulted in higher net income period over period for this plant.

Operating results at our Hereford, Texas facility improved in the 2013 period compared to the same period of 2012. Gross margins on ethanol production increased from $0.28 per gallon in the 2012 period to $0.45 per gallon in the first half of 2013. Production of ethanol at this plant declined to 42.8 million gallons in the 2013 period from 48.9 million gallons in the 2012 period due a period of plant shutdown caused by an extended power outage in February 2013. Depreciation expense was improved by approximately $1.7 million due to the impairment charge recorded in December 2012 for the Hereford plant.

2012 versus 2011

        Income for the ethanol segment declined substantially in 2012 as the operations lost $54.8 million, a decrease of $72.4 million compared to 2011 results. The 2012 loss included an after-tax impairment charge of $39.6 million on the Hereford, Texas plant. Average ethanol sales prices fell substantially in 2012 compared to 2011 levels while corn costs increased substantially in 2012, due to the drought conditions. These movements each negatively impacted our operating results at the ethanol facilities by significantly reducing our gross margins year over year. One benefit of the increased corn costs was a corresponding improvement in sales prices for our co-products DDGS and WDGS, which are primarily sold to farmers for use as animal feed. As these products derive their values from corn, these co-product sales helped offset the lower ethanol crush spreads.

Our Hankinson, North Dakota facility produced 124.9 million gallons of ethanol in 2012 compared to 116.4 million gallons in 2011, an increase of 7.3%. A $0.44 per gallon decrease in crush spreads for this plant was partially offset by a $49.82 per ton price increase in the value of the DDGS sold in the current year.

Operating results at our Hereford, Texas facility were significantly impacted by the $61.0 million pretax impairment charge recorded for the plant and related assets in 2012. This impairment charge was the primary driver for the poor results at this facility, which began operations in early 2011. The impairment charge was recorded based on lower current year margins combined with expectations for weak results in future periods based on market data available at year-end 2012. Production at the Hereford, Texas facility was 97.9 million gallons of ethanol in 2012 compared to 64.8 million gallons of ethanol during the 10 months the plant operated in 2011.

2011 versus 2010

Income for the ethanol segment increased by $0.9 million in 2011 compared to the prior year. The increase was due primarily to the Hereford, Texas plant, which began operations in 2011 while the 2010 period contained certain start-up costs with no corresponding revenue at this plant. Average ethanol sales prices for our facilities increased in 2011; however, the cost of corn increased more which reduced gross margins. Ethanol operations benefitted from the increased value of the co-products, DDGS and WDGS. These products derive their value from corn and therefore were sold at significantly higher prices in 2011, which reduced the impact of the tighter ethanol production margins.

The Hankinson, North Dakota plant’s operating income in 2011 was essentially flat compared to 2010. Production at Hankinson increased slightly from 115.3 million gallons in 2010 to 116.4 million gallons in 2011. A 49% reduction in the plant’s crush spread was more than offset by a $68.60 per ton increase in the value of DDGS sold in 2011.

The ethanol facility in Hereford, Texas that was acquired in 2010 began operations in early 2011. The 2010 year included start-up costs with no corresponding revenue for this facility. In 2011, the plant produced 64.8 million gallons and had slightly above break-even operating results.

Corporate Expenses/Benefits and Discontinued Operations

Six Months Ended June 30, 2013 versus Six Months Ended June 30, 2012

Corporate after-tax results improved in the first half of 2013 compared to the corresponding period in 2012 by $1.4 million due to increased interest income and lower selling, general and administrative expenses recorded in the corporate segment.

There were no discontinued operations in either period as the Company sold its refineries in late 2011.

2012 versus 2011

Corporate expenses of $1.2 million in 2012 were essentially flat compared to 2011. Corporate expenses consist primarily of depreciation expense on corporate assets such as the Company’s airplane, computer hardware and software, and other miscellaneous assets that was consistent year over year.

Discontinued operations in 2011 related to the sale of the Meraux, Louisiana and Superior, Wisconsin refineries did not repeat in 2012. See Note E “Discontinued Operations” in the accompanying audited combined financial statements for more information on the disposed assets.

2011 versus 2010

Corporate expenses increased in 2011 compared to 2010 by $1.2 million. The majority of the expense in both years was depreciation on corporate assets. These amounts were essentially the same in both years. The corporate results in 2010 benefitted from income tax benefits realized that did not relate specifically to our two operating segments.

Discontinued operations represents the net income and net gain on the sale associated with the Meraux, Louisiana and Superior, Wisconsin refineries and other related marketing assets that Murphy USA sold near the end of the third quarter of 2011. These discontinued operations generated income of $118.7 million in 2011 and $14.7 million in 2010. The large increase in 2011 was due to the highly profitable operations of both facilities in the first nine months of 2011 prior to the sale of each facility. See Note E “Discontinued Operations” in the accompanying audited combined financial statements for more information on the disposed assets.

Capital Resources and Liquidity

Significant Sources of Capital

Historically, cash generated from operating activities was our primary source of liquidity combined with support from Murphy Oil through the use of its consolidated U.S. cash management system. In addition, cash proceeds from the sale of our two refineries and related marketing assets in 2011 was passed through to Murphy Oil in partial settlement of intercompany payables.

Following the separation, we expect to have access to capital through borrowing capacity under a new $450 million ABL facility (subject to the borrowing base) and a $150 million term facility, as well as a $200 million incremental uncommitted facility. As described below, substantially concurrently with the separation, we expect to borrow $150 million under the credit facilities, the proceeds of which will be used, together with the net proceeds of the issuance of senior unsecured notes, to finance, in part, a $650 million cash dividend to Murphy Oil in connection with the separation. Undrawn capacity under our credit facilities, together with other credit facilities we may enter into from time to time, is expected to provide us additional borrowing capacity for working capital and other general corporate purposes, including to support our operating model as described herein.

In addition, our retained cash balance is subject to adjustments following the separation date to settle intercompany accounts.

Operating Activities

Net cash provided by operating activities was $184.8 million for the six months ended June 30, 2013 and $94.9 million for the comparable period in 2012. Net income improved $46.2 million in the first six months of 2013 compared to the corresponding period in 2012 and the amount of cash generated from drawdown of working capital in the 2013 period improved by $30.9 million.

Net cash provided by operating activities was $237.4 million in 2012, $188.4 million in 2011, and $355.9 million in 2010. Included in these amounts were cash flows provided by discontinued operations of $0 in 2012, $145.5 million in 2011, and $105.5 million in 2010. These cash flows provided by discontinued operations were generated from U.S. refining operations prior to their sale on or about September 30, 2011. The primary reason for changes in the amounts between 2012 and 2011 related to a lower use of cash to build working capital compared to the prior year, which was the main driver in the increase of $194.6 million on total operating cash flows from continuing operations. The decrease in 2011 operating cash flows from continuing operations compared to 2010 was due to a significant use of cash related to working capital that occurred in 2011.

Investing Activities

For the six months ended June 30, 2013, cash required by investing activities was $95.8 million compared to $45.7 million in the six months ended June 30, 2012. The higher investing cash use of $50.1 million was primarily due to a partial payment for land purchased for stations acquired from Walmart in the December 2012 land acquisition agreement and an increase in station construction cost over the same prior year period.

In 2012, cash required by investing activities was $112.1 million while 2011 provided cash from investing activities of $812.9 million due primarily to the sale of the Meraux, Louisiana and Superior, Wisconsin refineries. The 2011 source of cash related to investing activities was the combined $950 million received for the two refineries and related crude oil and product inventories. For 2012, virtually all of the cash used for investing activities related to capital expenditures to build 37 retail marketing locations and ethanol plant improvements. In 2011, capital expenditures for continuing operations were $100.2 million, the majority of which related to construction of 30 retail locations.

For 2010, cash used for capital expenditures was $221.7 million, which included $40 million to acquire the partially constructed Hereford, Texas ethanol facility. Also in 2010, cash used in investing activities related to discontinued operations was $154.9 million. This amount included capital expenditures, turnaround costs and other related activities for the discontinued refining assets.

Financing activities

Financing activities for Murphy USA in the six months ended June 30, 2013 used cash of $86.7 million compared to use of $27.5 million in the six months ended June 30, 2012. This increased use of cash was due to more cash provided to Murphy Oil due to improved cash generated from operating activities in the 2013 period.

Net cash required by financing activities in 2012 was $104.9 million and in 2011 was $1.02 billion while 2010 provided cash from financing activities of $27.3 million. In both 2012 and 2011, virtually all of the change was due to movements in accounts related to the net parent investment between Murphy USA and Murphy Oil. In 2011, $950 million of the total financing cash flow repaid to Murphy Oil was provided by the sale of the two refineries. In 2010, the cash provided by financing activities was partially offset by a reduction of nonrecourse debt of $82 million related to the 2009 acquisition of the Hankinson, North Dakota ethanol plant.

Credit Facilities

In connection with the separation, Murphy Oil USA, Inc. (for purposes of this description, the “Borrower”), together with Murphy USA Inc. and certain subsidiaries of Murphy USA Inc. (collectively, for purposes of this description, the “Guarantors”) expect to enter into a credit agreement and related collateral and guarantee documentation (collectively, the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders and agents party thereto. The Credit Agreement will become effective substantially concurrently with the separation, and the effectiveness of the Credit Agreement and the initial borrowing thereunder will be conditioned on, among other things, the completion of the separation (which will be treated as taking place substantially concurrent therewith). For purposes of this description, the date on which the separation is completed and the conditions precedent are satisfied is referred to as the “Effective Date”.

The terms described below are based on the term sheet provided in connection with the syndication of the credit facilities, and are subject to change. We can provide no assurance that we will enter into the Credit Agreement on these terms, or at all.

The Credit Agreement provides for an asset-based revolving facility, which we refer to as the ABL facility, which will provide borrowing availability of up to $450 million, subject to the borrowing base described below. Up to $200 million of additional borrowing capacity under the ABL facility may be extended at the request of the Borrower and with the consent of the lenders providing such incremental extension commitments. The ABL facility is scheduled to mature on the fifth anniversary of the Effective Date, subject to the ability to extend for two additional one-year periods with the consent of the extending lenders.

The borrowing base is expected, at any time of determination, to be an amount (net of reserves) equal to the sum of:

•	100% of eligible cash at such time, plus

•	90% of eligible credit card receivables at such time, plus

•	90% of eligible investment grade accounts, plus

•	85% of eligible other accounts, plus

•	80% of eligible midstream refined products inventory at such time, plus

•	75% of eligible retail refined products inventory at such time, plus the lesser of (i) 70% of the average cost of eligible retail merchandise inventory at such time and (ii) 85% of the net orderly liquidation value of eligible retail merchandise inventory at such time.

The ABL facility is expected to include a $75 million sublimit on swingline loans and a $200 million sublimit for the issuance of letters of credit. Swingline loans and letters of credit issued under the ABL facility reduce availability under the ABL facility.

In addition to the ABL facility, the Credit Agreement is expected to provide for a $150 million term facility, which we refer to as the term facility (and together with the ABL facility, the credit facilities), that is scheduled to mature on the third anniversary of the Effective Date.

On the Effective Date, Murphy Oil USA, Inc. expects to incur up to $150 million of indebtedness under the credit facilities, the proceeds of which will be used, together with the proceeds of $500 million of senior unsecured notes, to finance, in part, a cash dividend to Murphy Oil Corporation in connection with the separation. Following the separation, we expect to use the borrowing capacity under the ABL facility from time to time to provide working capital and funds for general corporate purposes.

Interest payable on the credit facilities is based on either:

•	the London interbank offered rate, adjusted for statutory reserve requirements (the “Adjusted LIBO Rate”); or

•

the Alternate Base Rate, which is defined as the highest of (a) the prime rate, (b) the federal funds effective rate from time to time plus 0.50% per annum and (c) the one-month Adjusted LIBO Rate plus 1.00% per annum, plus, (A) in the case Adjusted LIBO Rate borrowings, (i) with respect to the ABL facility, spreads ranging from 1.50% to 2.00% per annum depending on the average availability under the ABL facility or (ii) with respect to the term facility, spreads ranging from 2.75% to 3.00% per annum depending on a secured debt to EBITDA ratio and (B) in the case of Alternate Base Rate borrowings, (i) with respect to the ABL facility, spreads ranging from 0.50% to 1.00% per annum depending on the average availability under the ABL facility or (ii) with respect to the term facility, spreads ranging from 1.75% to 2.00% per annum depending on a secured debt to EBITDA ratio.

The interest rate period with respect to the Adjusted LIBO Rate interest rate option can be set at one-, two-, three-, or six-months as selected by the Borrower in accordance with the terms of the Credit Agreement.

The Borrower expects to be obligated to make quarterly principal payments on the outstanding principal amount of the term facility beginning on the first anniversary of the Effective Date in amounts equal to 10% of the term loans made on the Effective Date, with the remaining balance payable on the scheduled maturity date of the term facility. Borrowings under the credit facilities are prepayable at the Borrower’s option without premium or penalty. The Borrower also expects to be required to prepay the term facility with the net cash proceeds of certain asset sales or casualty events, subject to certain exceptions. The Credit Agreement is also expected to include certain customary mandatory prepayment provisions with respect to the ABL facility.

The Credit Agreement is expected to contain certain covenants that limit, among other things, the ability of the Borrower and its subsidiaries to incur additional indebtedness or liens, to make certain investments, to enter into sale-leaseback transactions, to make certain restricted payments, to enter into consolidations, mergers or sales of material assets and other fundamental changes, to transact with affiliates, to enter into agreements restricting the ability of subsidiaries to incur liens or pay dividends, or to make certain accounting changes. In addition, we expect the credit facilities will require us to maintain a minimum fixed charge ratio of a minimum of 1.0 to 1.0 when availability for at least three consecutive business days is less than the greater of (a) 17.5% of the lesser of the aggregate ABL facility commitments and the borrowing base and (b) $70,000,000 (including as of the most recent fiscal quarter end on the first date when availability is less than such amount), as well as a maximum secured debt to EBITDA ratio of 4.5 to 1.0 at any time when term facility commitments or term loans thereunder are outstanding. The Credit Agreement also contains customary events of default.

All obligations under the Credit Agreement are expected to be guaranteed by Murphy USA and the Guarantors, and all obligations under the Credit Agreement, including the guarantees of those obligations, are expected to be secured by certain assets of Murphy USA, the Borrower and the Guarantors.

The foregoing description of the Credit Agreement is only a summary. We also refer you to the form of the Credit Agreement, which has been filed as an exhibit to the registration statement of which this Information Statement forms a part.

Senior Notes

We have issued senior unsecured notes in an aggregate principal amount of $500 million in a transaction exempt from registration under the Securities Act pursuant to Rule 144A and Regulation S thereunder. The notes were issued by Murphy Oil USA, Inc. (for purposes of this description, the “Issuer”) and fully and unconditionally guaranteed by Murphy USA Inc. (for purposes of this description, “Holdings”), and have the same subsidiary guarantors as under the credit facilities. The indenture governing the notes (the “Indenture”) limits, among other things, the ability of Holdings, the Issuer and the Issuer’s restricted subsidiaries to incur additional indebtedness or liens, dispose of assets, make certain restricted payments or investments, enter into transactions with affiliates or merge with or into other entities.

We intend to use the net proceeds of the senior notes, together with expected borrowings under the credit facilities, to finance, in part, a cash dividend to Murphy Oil immediately prior to the separation.

In addition, we have entered into a customary registration rights agreement, which requires us to exchange the notes for notes eligible for public resale within 360 days of the issuance of the notes, or alternatively under certain circumstances, to file a shelf registration statement for public resales of the notes.

The foregoing description of the Indenture and registration rights agreement is only a summary. The form of the Indenture and registration rights agreement, have been filed as exhibits to the registration statement of which this Information Statement forms a part.

Because of the opportunities we expect to be available to us following the separation, including internally generated cash flow and access to capital markets, we believe our short-term and long-term liquidity will be adequate to fund not only our operations, but also our anticipated near-term and long-term funding requirements, including capital spending programs, potential dividend payments, repayment of debt maturities and other amounts that may ultimately be paid in connection with contingencies.

Contractual Obligations

The following table summarizes our aggregate contractual fixed and variable obligations as of December 31, 2012.

	Payments Due by Period
(Thousands of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations (a)	$1,170	$46	$99	$113	$912
Operating lease obligations	68,497	6,143	11,393	11,398	39,563
Purchase obligations (b)	193,338	146,838	46,500	—	—
Asset retirement obligations	106,425	—	—	—	106,425
Other long-term liabilities, including interest on long-term debt	9,741	1,409	129	117	8,086

Total	$379,171	$154,436	$58,121	$11,628	$154,986

(a)	For additional information, see Note I “Long-Term Debt” in the accompanying audited combined financial statements for the three-year period ended December 31, 2012 and Note D “Long-Term Debt” in the accompanying unaudited combined financial statements for the three and six months ended June 30, 2013.
(b)	Primarily includes ongoing new retail station construction in progress at December 31, 2012 and land purchase commitments from Walmart and other landowners. See Note R “Commitments” in the accompanying audited combined financial statements.

We expect to incur additional debt in connection with the separation, including the senior notes and borrowings under the credit facilities. Accordingly, our long-term debt and interest payment obligations as described in the table above will be impacted. For information regarding the pro forma effect of this new debt on our capital structure, see “Capitalization” and “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this Information Statement.

Capital Spending

Capital spending and investments in our Marketing segment relate primarily to the acquisition of land and the construction of new Company stations. Our Marketing capital is also deployed to improve our existing sites, which we refer to as sustaining capital. In the Ethanol segment, we invest in projects for our ethanol facilities to ensure the safety of our employees and to improve production processes and increase throughput. We also use sustaining capital in this business as needed to ensure reliability and continued performance of the plant. In 2010, we spent capital to acquire the partially constructed Hereford, Texas ethanol plant. Beginning in 2013, we began investing in our Corporate Segment which is primarily spin-related infrastructure costs that benefit the entire company. The following table outlines our capital spending and investments by segment for the six month periods ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011, and 2010:

(Thousands of dollars)	Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011	2010
Marketing:
Company stores	$77,018	$29,746	$72,895	$48,626	$147,347
Terminals	1,235	915	—	2,965	—
Sustaining capital	10,066	10,311	30,257	25,890	29,535
Ethanol:
Projects	930	3,182	—	22,117	3,006
Sustaining capital	316	1,154	8,441	582	1,810
Corporate:	5,745	—	—	—	—

	$95,310	$45,308	$111,593	$100,180	$181,698

We currently expect capital expenditures for the full year 2013 to be approximately $204 million, including $201 million for the retail marketing business and $3 million for the ethanol facilities. See Note R “Commitments” in the accompanying audited combined financial statements. Our expected capital expenditures for the full year 2013 include approximately $10 million of non-recurring costs related to IT infrastructure necessary for us to operate as a stand-alone company. Within our retail marketing spending, we anticipate approximately $31 million will be sustaining capital with the remainder invested in construction of new Company stations.

The declaration and amount of all dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors our board of directors deems relevant. See “Dividend Policy” elsewhere in this Information Statement.

Critical Accounting Policies

Impairment of Long-Lived Assets

Individual retail sites are reviewed for impairment periodically or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Our primary indicator that operating store assets may not be recoverable is consistent negative cash flow for a twelve-month period for those retail sites that have been open in the same location for a sufficient period to allow for meaningful analysis of ongoing results. We also monitor other factors when evaluating retail sites for impairment, including individual site execution of operating plans and local market conditions.

When an evaluation is required, the projected future undiscounted cash flows to be generated from each retail site over its remaining economic life are compared to the carrying value of the long-lived assets of that site to determine if a write-down of the carrying value to fair value is required. When determining future cash flows associated with an individual retail site, we make assumptions about key variables such as sales volume, gross margins and expenses. Cash flows vary for each retail site year to year. Changes in market demographics, traffic patterns, competition and other factors impact the overall operations of certain of our individual retail site locations. Similar changes may occur in the future that will require us to record impairment charges. We have not made any material change in the methodology used to estimate future cash flows of retail site locations during the past three years.

Our impairment evaluations are based on assumptions we deem to be reasonable. If the actual results of our retail sites are not consistent with the estimates and judgments we have made in estimating future cash flows and determining fair values, our actual impairment losses could vary positively or negatively from our estimated impairment losses. Providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practical due to the significant number of assumptions involved in the estimates.

Environmental and Other Loss Contingencies

For loss contingencies including environmental and legal matters, a provision is charged to expense when the loss is probable and the cost can be reasonably estimated. Judgment is often required to determine when expenses should be recorded for legal, environmental, and other contingency matters. In addition, we often must estimate the amount of such losses. We closely monitor known and potential legal, environmental, and other contingency matters, and make our best estimate of the amount of losses and when they should be recorded based on available information.

Our operations are subject to stringent environmental laws, regulations and permits. These requirements, and the enforcement and interpretation thereof, change frequently and have generally become more stringent over time. Compliance with existing and future environmental laws, regulations and permits may require significant expenditures. In addition, we incur ongoing costs to address contamination at certain of our current and former terminals and retail fueling stations. As of June 30, 2013, our environmental liabilities were $5.5 million. As of December 31, 2012 and 2011, our environmental liabilities recorded in the audited combined financial statements were $3.3 million and $2.0 million, respectively. These environmental liabilities represent our estimates for future expenditures to address certain known contamination, based on current regulations, historical results and certain other factors. For more information regarding environmental matters, see “Business and Properties—Environmental.” Environmental reserves are based on internal and external estimates of costs to remediate sites. Factors considered in the estimates of the reserves are expected costs and the estimated length of time to remediate each contaminated site. Estimated remediation costs are not discounted because the timing of payments cannot be reasonably estimated. The adequacy of the liability is adjusted periodically based on factual developments, including the discovery of additional contamination, the imposition of further cleanup obligations and changes in governmental policies and regulations. See also Note L “Contingencies” in the accompanying unaudited combined financial statements for the three and six months ended June 30, 2013.

Tax Matters

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use, and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities that cannot be predicted at this time. In addition, we have received claims from various jurisdictions related to certain tax matters. Tax liabilities include potential assessments of penalty and interest amounts.

We record tax liabilities based on our assessment of existing tax laws and regulations. A contingent loss related to a transactional tax claim is recorded if the loss is both probable and estimable. The recording of our tax liabilities requires significant judgments and estimates. Actual tax liabilities can vary from our estimates for a variety of reasons, including different interpretations of tax laws and regulations and different assessments of the amount of tax due. In addition, in determining our income tax provision, we must assess the likelihood that our deferred tax assets will be recovered through future taxable income. Significant judgment is required in estimating the amount of valuation allowance, if any, that should be recorded against those deferred income tax assets. If our actual results of operations differ from such estimates or our estimates of future taxable income change, the valuation allowance may need to be revised. However, an estimate of the sensitivity to earnings that would result from changes in the assumptions and estimates used in determining our tax liabilities is not practicable due to the number of assumptions and tax laws involved, the various potential interpretations of the tax laws, and the wide range of possible outcomes. See Note K “Income Taxes” in the accompanying audited combined financial statements for the three-year period ended December 31, 2012 and Note F “Income Tax” in the accompanying unaudited combined financial statements for the three and six months ended June 30, 2013 for a further discussion of our tax liabilities.

Self-Insurance Liabilities

We use a combination of self-insurance and third-party insurance with predetermined deductibles that cover certain insurable risks for items such as medical, dental, worker’s compensation, and property and casualty coverages. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet dates. The estimated undiscounted liability is established based upon analysis of historical data and includes judgments and actuarial assumptions regarding economic conditions, the frequency and severity of claims, claim development patterns and claim management and settlement practices. Although we have not experienced significant changes in actual expenditures compared to actuarial assumptions as a result of increased costs or incidence rates, such changes could occur in the future and could significantly impact our results of operations and financial position.

Asset Retirement Obligations

We operate above ground and underground storage tanks at our facilities. We recognize the estimated future cost to remove these underground storage tanks (“USTs”) over their estimated useful lives. We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time a UST is installed. We depreciate the amount added to cost of the property and recognize accretion expense in connection with the discounted liability over the remaining life of the UST.

We have not made any material changes in the methodology used to estimate future costs for removal of a UST during the past three years. We base our estimates of such future costs on our prior experience with removal and normal and customary costs we expect to incur associated with UST removal. We compare our cost estimates with our actual removal cost experience, if any, on an annual basis, and if the actual costs we experience exceed our original estimates, we will recognize an additional liability for estimated future costs to remove the USTs. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, the dollar amount of these obligations could change as more information is obtained. There were no material changes in our asset retirement obligation estimates during 2013 or 2012. See also Note J “Asset Retirement Obligation” in the accompanying audited combined financial statements for the three-year period ended December 31, 2012 and Note E “Asset Retirement Obligation” in the accompanying unaudited combined financial statements for the three and six months ended June 30, 2013.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Prior to the separation and distribution, we have participated in Murphy Oil’s centralized cash management program to support and finance our operations as needed. We have provided cash to Murphy Oil prior to the separation, based on our operating cash flows generated and Murphy Oil has funded our operations and investing activities, as needed. Therefore, we have limited amount of debt and no other financial instruments where we are exposed to interest rate risk.

We intend to enter into new financing arrangements in anticipation of the separation and distribution. These financing arrangements are expected to include the $450 million ABL facility and $150 million term facility. The credit facilities are also expected to provide for a $200 million uncommitted incremental facility. The credit facilities are expected to become effective substantially concurrently with the separation. Murphy Oil USA, Inc. intends to incur up to $150 million of indebtedness under the credit facilities, together with the proceeds of $500 million of senior unsecured notes, to finance, in part, a $650 million cash dividend from Murphy Oil USA, Inc. to Murphy Oil to be paid on the separation date. We expect to use the additional borrowing capacity under the credit facilities from time to time for working capital and other general corporate purposes, including to support our operating model as described herein.

Interest payable on the credit facilities is based on either:

•	the Adjusted LIBO Rate; or

•

the Alternate Base Rate, which is defined as the highest of (a) the prime rate, (b) the federal funds effective rate from time to time plus 0.50% per annum and (c) the one-month Adjusted LIBO Rate plus 1.00% per annum, plus, (A) in the case Adjusted LIBO Rate borrowings, (i) with respect to the ABL facility, spreads ranging from 1.50% to 2.00% per annum depending on the average availability under the ABL facility or (ii) with respect to the term facility, spreads ranging from 2.75% to 3.00% per annum depending on a secured debt to EBITDA ratio and (B) in the case of Alternate Base Rate borrowings, (i) with respect to the ABL facility, spreads ranging from 0.50% to 1.00% per annum depending on the average availability under the ABL facility or (ii) with respect to the term facility, spreads ranging from 1.75% to 2.00% per annum depending on a secured debt to EBITDA ratio.

The interest rate period with respect to the Adjusted LIBO Rate interest rate option can be set at one-, two-, three-, or six-months as selected by the Borrower in accordance with the terms of the Credit Agreement.

Assuming a weighted average interest rate of 2.95% for our expected indebtedness under the credit facilities at the separation date, a one-eighth change in the Adjusted LIBO Rate would result in a $187,500 increase/decrease in our annualized interest expense.

While we cannot predict our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, management evaluates our financial position on an ongoing basis.

Commodity Price Risk

We are exposed to market risks related to the volatility in the price of crude oil, refined products (primarily gasoline and diesel) and grain (primarily corn) used in our operations. These fluctuations can affect our revenues and purchases, as well as the cost of operating, investing and financing activities. We make limited use of derivative instruments to manage certain risks related to commodity prices. The use of derivative instruments for risk management is covered by operating policies and is closely monitored by the Company’s senior management.

As described in Note I “Financial Instruments and Risk Management” in the accompanying unaudited combined financial statements, there were short-term commodity derivative contracts in place at June 30, 2013 to hedge the purchase price of corn and the sales prices of wet and dried distillers grain at the Company’s ethanol production facilities in Hankinson, North Dakota, and Hereford, Texas. A 10% increase in the respective benchmark price of the commodities underlying these derivative contracts would have decreased the recorded net asset associated with these derivative contracts by approximately $0.1 million, while a 10% decrease would have increased the recorded net asset by a similar amount. Changes in the fair value of these derivative contracts generally offset the changes in the value for an equivalent volume of these feedstocks.

For additional information about our use of derivative instruments, see Note N “Financial Instruments and Risk Management” in the accompanying audited combined financial statements for the three-year period ended December 31, 2012 and Note I “Financial Instruments and Risk Management” in the accompanying unaudited combined financial statements for the three and six months ended June 30, 2013.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MURPHY USA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

of Murphy USA Inc.:

We have audited the accompanying combined balance sheets of Murphy USA Inc. as of December 31, 2012 and 2011, and the related combined statements of income and comprehensive income, cash flows, and net investment for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the combined financial statements, we also have audited financial statement Schedule II. These combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Murphy USA Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Houston, Texas

May 6, 2013

Murphy USA Inc.

COMBINED BALANCE SHEETS

	December 31,
(Thousands of dollars)	2012	2011
Assets
Current assets
Cash and cash equivalents	$57,373	$36,887
Accounts receivable—trade, less allowance for doubtful accounts of $4,576 in 2012 and $5,835 in 2011	529,023	356,684
Inventories, at lower of cost or market	217,394	184,105
Prepaid expenses	18,172	10,677

Total current assets	821,962	588,353
Property, plant and equipment, at cost less accumulated depreciation and amortization of $590,568 in 2012 and $449,078 in 2011	1,169,960	1,196,323
Deferred charges and other assets	543	307

Total assets	$1,992,465	$1,784,983

Liabilities and Net Investment
Current liabilities
Current maturities of long-term debt	$46	$43
Trade accounts payable and accrued liabilities	705,487	470,067
Income taxes payable	15,605	11,210
Deferred income taxes	12,771	11,232

Total current liabilities	733,909	492,552
Long-term debt	1,124	1,170
Deferred income taxes	129,825	150,375
Asset retirement obligations	15,401	13,190
Deferred credits and other liabilities	7,755	8,749

Total liabilities	888,014	666,036

Net investment by Parent	1,104,451	1,118,947

Total liabilities and net investment by Parent	$1,992,465	$1,784,983

See notes to combined financial statements.

Murphy USA Inc.

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
(Thousands of dollars)	2012	2011	2010
Revenues
Petroleum product sales*	$16,854,985	$16,586,845	$13,387,910
Merchandise sales	2,144,347	2,115,567	1,969,220
Ethanol sales and other	656,104	571,043	234,987

Total revenues	19,655,436	19,273,455	15,592,117

Costs and operating expenses
Fuel and ethanol cost of goods sold*	16,871,191	16,408,072	13,053,981
Merchandise cost of goods sold	1,855,641	1,851,867	1,717,177
Station and other operating expenses	526,425	509,496	440,330
Depreciation and amortization	76,622	69,550	60,698
Impairment of properties	60,988	—	—
Selling, general and administrative	116,603	95,468	87,927
Accretion of asset retirement obligations	980	877	773

Total costs and operating expenses	19,508,450	18,935,330	15,360,886

Income from operations	146,986	338,125	231,231

Other (expense) income
Interest income	172	32	110
Interest expense	(505)	(548)	(3,835)
(Loss) gain on sale of assets	(1,005)	(363)	53
Other nonoperating income	92	311	207

Total other (expense) income	(1,246)	(568)	(3,465)

Income from continuing operations before income taxes	145,740	337,557	227,766
Income tax expense	62,172	132,284	85,029

Income from continuing operations	83,568	205,273	142,737
Income from discontinued operations, net of income taxes	—	118,747	14,704

Net Income and Comprehensive Income	$83,568	$324,020	$157,441

*	This amount includes related excise taxes of $1,962,660 for 2012, $1,831,550 for 2011 and $1,885,496 for 2010.

See notes to combined financial statements.

Murphy USA Inc.

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Thousands of dollars)	2012	2011	2010
Operating Activities
Net income	$83,568	$324,020	$157,441
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations	—	(118,747)	(14,704)
Depreciation and amortization	76,622	69,550	60,698
Amortization of deferred major repair costs	725	309	75
Deferred and noncurrent income tax charges (credits)	(13,604)	27,700	(4,851)
Impairment of properties	60,988	—	—
Accretion on discounted liabilities	980	877	773
Pretax (gains) losses from disposition of assets	1,005	363	(53)
Net (increase) decrease in noncash operating working capital	28,231	(263,883)	53,446
Other operating activities—net	(1,088)	2,674	(2,465)

Net cash provided by continuing operations	237,427	42,863	250,360
Net cash provided by discontinued operations	—	145,510	105,523

Net cash provided by operating activities	237,427	188,373	355,883

Investing Activities
Property additions for continuing operations, excluding ethanol plant acquisitions	(111,593)	(100,180)	(181,698)
Acquisition of ethanol plant	—	—	(40,000)
Proceeds from sale of property, plant and equipment	364	363	168
Expenditures for major repairs	(859)	(341)	(299)
Other investing activities—net	—	2,453	43
Investing activities of discontinued operations
Sales proceeds	—	950,010	—
Other	—	(39,425)	(154,875)

Net cash (required) provided by investing activities	(112,088)	812,880	(376,661)

Financing Activities
Reductions of nonrecourse debt of a subsidiary	—	—	(82,000)
Repayments of long-term debt	(42)	(42)	(37)
Net contributions from (distributions to) parent	(104,811)	(1,021,038)	109,377

Net cash provided (required) by financing activities	(104,853)	(1,021,080)	27,340

Net increase (decrease) in cash and cash equivalents	20,486	(19,827)	6,562
Cash and cash equivalents at January 1	36,887	56,714	50,152

Cash and cash equivalents at December 31	$57,373	$36,887	$56,714

See notes to combined financial statements.

Murphy USA Inc.

COMBINED STATEMENTS OF NET INVESTMENT

	Years Ended December 31,
(Thousands of dollars)	2012	2011	2010
Net Investment by Parent
Balance at beginning of year	$1,118,947	$1,808,150	$1,543,824
Net contributions from (distributions to) Parent	(98,064)	(1,013,223)	106,885
Net income for the year	83,568	324,020	157,441

Total net investment	$1,104,451	$1,118,947	$1,808,150

See notes to combined financial statements.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note A – Description of Business and Basis of Presentation

Description of business—Murphy Oil Corporation (“Murphy Oil” or “Parent”) includes a business which primarily consists of the downstream operations of Murphy Oil in the United States of America, plus certain assets, liabilities and operating expenses of Murphy Oil Corporation that are associated with supporting the activities of the downstream operations. The operations, including subsidiaries formerly wholly owned by Murphy Oil, will be contributed to a newly formed holding company, Murphy USA Inc. For the purpose of these financial statements this business will be referred to as Murphy USA (“Company”). Murphy Oil announced on October 16, 2012 that its Board of Directors had approved a plan to spin off Murphy USA to stockholders as an independent, publicly traded company in 2013. This spin off is expected to be completed in accordance with a separation and distribution agreement to be entered into between Murphy Oil and Murphy USA. The separation and distribution are subject to various conditions, including customary regulatory approvals, the receipt of a favorable Internal Revenue Service letter ruling with respect to the tax-free nature of the separation and certain related transactions, and final approval by Murphy Oil’s Board of Directors.

Murphy USA markets refined products through a network of retail gasoline stations, unbranded wholesale customers and bulk products customers. Murphy USA’s owned retail stations are almost all located in close proximity to Walmart stores in 23 states and use the brand name Murphy USA®. Murphy USA also markets gasoline and other products at standalone stations under the Murphy Express brand. At December 31, 2012, Murphy USA had a total of 1,165 Company stations. In October 2009, Murphy USA acquired an ethanol production facility located in Hankinson, North Dakota. The facility was originally designed to produce 110 million gallons of corn-based ethanol per year. During 2012, the plant was expanded with the construction of additional distillation capacity, which brought the overall ethanol production capacity to 132 million gallons per annum. The Company acquired a partially constructed ethanol production facility in Hereford, Texas, in late 2010. The Hereford facility is designed with production capacity of 105 million gallons of corn-based ethanol per year, and it began operations near the end of the first quarter of 2011.

The contributed assets of Murphy Oil Corporation included in the Company’s financial statements primarily include buildings, real estate, an airplane and computer equipment and software that are used to support the operating activities of Murphy USA.

Murphy USA previously owned two refineries in the United States, which were sold in late 2011. The results of operations for these disposed refineries are included as discontinued operations in these financial statements. The Separation and Distribution Agreement will provide for cross-indemnities designed to place financial responsibility for any liabilities arising out of the refineries and related facilities with Murphy Oil.

Basis of Presentation—Murphy USA Inc. was incorporated in March 2013 and, in connection with its incorporation, Murphy USA Inc. issued 100 shares of common stock, par value $0.01 per share, to Murphy Oil for $1.00. Murphy USA Inc. was formed solely in contemplation of the separation and the distribution, has not commenced operations and has no material assets, liabilities or commitments. The accompanying combined financial statements reflect the combined historical results of operations, financial position and cash flows of the Murphy Oil subsidiaries and certain assets, liabilities, and operating expenses of Murphy Oil that comprise Murphy USA, as described above, as if such companies and accounts had been combined for all periods presented. All significant intercompany transactions and accounts within the combined financial statements have been eliminated.

The assets and liabilities in these combined financial statements have been reflected on a historical basis, as all of the assets and liabilities presented are 100 percent owned by Murphy Oil and represent operations of Murphy USA. The combined statements of income also include expense allocations for certain corporate

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

functions historically performed by Murphy Oil, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based primarily on specific identification, headcount or computer utilization. Murphy USA’s management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from Murphy Oil, are reasonable. However, these combined financial statements may not include all of the actual expenses that would have been incurred had the Company been a stand-alone company during the periods presented and may not reflect the combined results of operations, financial position and cash flows had the Company been a stand-alone company during the periods presented.

Actual costs that would have been incurred if Murphy USA had been a stand-alone company would depend upon multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The combined results of operations for the three years ended December 31, 2012 are not necessarily indicative of the results that may be experienced in the future.

Note B—Significant Accounting Policies

PRINCIPLES OF COMBINATION—These combined financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Murphy USA Inc. and selected subsidiaries, and certain assets, liabilities, and expenses of Murphy Oil Corporation. All significant intercompany accounts and transactions within the combined entity have been eliminated.

REVENUE RECOGNITION—Revenues from sales of refined petroleum products are recorded when deliveries have occurred and legal ownership of the commodity transfers to the customer, which may include related party sales to other subsidiaries of Murphy Oil. Title transfer for bulk refined products generally occur at pipeline custody points or upon truck loading at product terminals. Refined products sold at retail stations are recorded when the customer takes delivery at the pump. Merchandise revenues are recorded at the point of sale. Rebates from vendors are recognized as a reduction of cost of goods sold when the related inventory item is sold. Incentives that are derived from contractual provisions are accrued based on past experience, when estimable, and are recognized in cost of goods sold.

The Company enters into buy/sell and similar arrangements when petroleum products are held at one location but are needed at a different location. The Company often pays or receives funds related to the buy/sell arrangement based on location or quality differences. The Company accounts for such transactions on a net basis in its Combined Statements of Income.

SHIPPING AND HANDLING COSTS—Costs incurred for the shipping and handling of motor fuel are included in Fuel and ethanol cost of goods sold in the income statement. Costs incurred for the shipping and handling of convenience store merchandise are included in Merchandise cost of goods sold in the income statement.

TAXES COLLECTED FROM CUSTOMERS AND REMITTED TO GOVERNMENT AUTHORITIES—Excise and other taxes collected on sales of refined products and remitted to governmental agencies are included in revenues and costs and operating expenses in the Combined Statements of Income. Excise taxes on petroleum products collected and remitted were $1,962,660,000 in 2012, $1,831,550,000 in 2011 and $1,885,496,000 in 2010.

CASH EQUIVALENTS—Short-term investments, which include government securities and other instruments with government securities as collateral, that have an original maturity of three months or less from the date of purchase are classified as cash equivalents.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

ACCOUNTS RECEIVABLE—The Company’s accounts receivable are recorded at the invoiced amount and do not bear interest. The accounts receivable primarily consists of amounts owed to the Company from credit card companies and by customers for sales of refined petroleum products and ethanol. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on these receivables. The Company reviews this allowance for adequacy at least quarterly and bases its assessment on a combination of current information about its customers and historical write-off experience. Any trade accounts receivable balances written off are charged against the allowance for doubtful accounts. The Company has not experienced any significant credit-related losses in the past three years.

INVENTORIES—Inventories of most finished products are valued at the lower of cost, generally applied on a last-in, first-out (“LIFO”) basis, or market. Any increments to LIFO inventory volumes are valued based on the first purchase price for these volumes during the year. Merchandise inventories held for resale are carried at average cost. Materials and supplies are valued at the lower of average cost or estimated value. Distillers dried grain with solubles (“DDGS”), wet distillers grain with solubles (“WDGS”) and corn inventories are valued at the lower of cost, applied on a first-in, first-out (“FIFO”) basis, or market.

VENDOR ALLOWANCES AND REBATES—Murphy USA receives payments for vendor allowances, volume rebates and other related payments from various suppliers of its convenience store merchandise. Vendor allowances for price markdowns are credited to merchandise cost of goods sold during the period the related markdown is taken. Volume rebates of merchandise are recorded as reductions to merchandise cost of goods sold when the merchandise qualifying for the rebate is sold. Slotting and stocking allowances received from a vendor are recorded as a reduction to cost of sales over the period covered by the agreement.

PROPERTY, PLANT AND EQUIPMENT—Additions to property, plant and equipment, including renewals and betterments, are capitalized and recorded at cost. Certain marketing facilities are primarily depreciated using the composite straight-line method with depreciable lives ranging from 14 to 25 years. Ethanol plants, gasoline stations and other assets are depreciated over 3 to 20 years by individual unit on the straight-line method. Gains and losses on asset disposals or retirements are included in income as a separate component of other income.

IMPAIRMENT OF ASSETS—Long-lived assets, which include property and equipment and finite-lived intangible assets, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

TURNAROUNDS—Primary processing units are scheduled for major maintenance activities known as turnarounds at periodic intervals at the Company’s two ethanol plants. Turnaround work associated with various other less significant units at the Company’s facilities will vary depending on operating requirements and events. The Company defers turnaround costs incurred and amortizes such costs through station and other operating expenses over the period until the next scheduled turnaround. All other maintenance and repairs are expensed as incurred.

ASSET RETIREMENT OBLIGATIONS—The Company records a liability for asset retirement obligations (“ARO”) equal to the fair value of the estimated cost to retire an asset. The ARO liability is initially recorded in the period in which the obligation meets the definition of a liability, which is generally when the asset is placed in service. The ARO liability is estimated using existing regulatory requirements and anticipated future inflation

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

rates. When the liability is initially recorded, the Company increases the carrying amount of the related long-lived asset by an amount equal to the original liability. The liability is increased over time to reflect the change in its present value, and the capitalized cost is depreciated over the useful life of the related long-lived asset. The Company reevaluates the adequacy of its recorded ARO liability at least annually. Actual costs of asset retirements such as dismantling service stations and site restoration are charged against the related liability. Any difference between costs incurred upon settlement of an asset retirement obligation and the recorded liability is recognized as a gain or loss in the Company’s earnings.

ENVIRONMENTAL LIABILITIES—A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Related expenditures are charged against the liability. Environmental remediation liabilities have not been discounted for the time value of future expected payments. Environmental expenditures that have future economic benefit are capitalized.

INCOME TAXES—The Company accounts for income taxes using the asset and liability method as if Murphy USA was a separate tax payer rather than a member of Murphy Oil’s consolidated income tax return. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

The Company’s results of operations are included in the consolidated federal income tax return of Murphy Oil, while in most cases, these results have been included in the various state tax returns of Murphy USA historically. For these financial statements, federal and state income taxes have been computed and recorded as if the Company filed separate federal and state income tax returns. Federal and state income tax benefits of operating losses generated are recognized to the extent that they could be expected to reduce federal income tax expense for the Company via a carryback to a previous year or carried forward for use in a subsequent year. The calculations of current and deferred income taxes, therefore, require use of certain assumptions, allocations and estimates that management believes are reasonable to reflect the Company’s income taxes as a stand-alone taxpayer. The Company has elected to classify any interest expense and penalties related to the underpayment of income taxes in Income tax expense in the Combined Statements of Income.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES—The fair value of a derivative instrument is recognized as an asset or liability in the Company’s Combined Balance Sheets. Upon entering into a derivative contract, the Company may designate the derivative as either a fair value hedge or a cash flow hedge, or decide that the contract is not a hedge, and thenceforth, recognize changes in the fair value of the contract in earnings. The Company documents the relationship between the derivative instrument designated as a hedge and the hedged items as well as its objective for risk management and strategy for use of the hedging instrument to manage the risk. Derivative instruments designated as fair value or cash flow hedges are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Company assesses at inception and on an ongoing basis whether a derivative instrument used as a hedge is highly effective in offsetting changes in the fair value or cash flows of the hedged item. A derivative that is not a highly effective hedge does not qualify for hedge accounting. Changes in the fair value of a qualifying fair value hedge are recorded in earnings along with the gain or loss on the hedged item. Changes in the fair value of a qualifying cash flow hedge are recorded in other comprehensive income until the hedged item is recognized in earnings. When the income effect of the underlying cash flow hedged item is recognized in the Statement of Income, the fair value of the associated cash flow hedge is reclassified from other comprehensive income into earnings. Ineffective portions of a cash flow hedge derivative’s change in fair value are recognized currently in earnings. If a derivative instrument no longer

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

qualifies as a cash flow hedge and the underlying forecasted transaction is no longer probable of occurring, hedge accounting is discontinued and the gain or loss recorded in other comprehensive income is recognized immediately in earnings. See Note N for further information about the Company’s derivatives.

STOCK-BASED COMPENSATION—The fair value of awarded stock options, restricted stock and restricted stock units is determined based on a combination of management assumptions and the market value of Murphy Oil’s common stock. The Parent uses the Black-Scholes option pricing model for computing the fair value of stock options. The primary assumptions made by management include the expected life of the stock option award and the expected volatility of Murphy Oil’s common stock prices. The Parent uses both historical data and current information to support its assumptions. Stock option expense is recognized on a straight-line basis over the respective vesting period of two or three years. The Parent uses a Monte Carlo valuation model to determine the fair value of performance-based restricted stock and restricted stock units and the related expense is recognized over the three-year vesting period. Management estimates the number of stock options and performance-based restricted stock and restricted stock units that will not vest and adjusts its compensation expense accordingly. Differences between estimated and actual vested amounts are accounted for as an adjustment to expense when known. See Note L for a discussion of the basis of allocation of such costs.

NET INVESTMENT BY PARENT—The Net investment by Parent represents a net balance reflecting Murphy Oil’s initial investment in the Company and subsequent adjustments resulting from the operations of the Company and various transactions between the Company and Murphy Oil. The balance is the result of the Company’s participation in Murphy Oil’s centralized cash management program under which all the Company’s cash receipts are remitted to Murphy Oil and all cash disbursements are funded by Murphy Oil. The net balance includes amounts due from or owed to Parent. Other transactions affecting the Net investment by Parent include general and administrative expenses incurred by Murphy Oil and allocated to the Company. There are no terms of settlement or interest charges associated with the Net investment by Parent balance. Changes in amounts owed to or due from Parent are included in financing activities in the Statements of Cash Flows.

USE OF ESTIMATES—In preparing the financial statements of the Company in conformity with U.S. GAAP, management has made a number of estimates and assumptions related to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results may differ from the estimates. On an ongoing basis, we review our estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Note C—Related Party Transactions

Related-party transactions of the Company include the allocation of certain general and administrative costs from Murphy Oil to the Company and payment of interest expense to Murphy Oil for intercompany payables balances.

General and administrative costs are charged by Murphy Oil to the Company based on management’s determination of such costs attributable to the operations of the Company. However, such related-party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist.

Murphy Oil provides cash management services to the Company. As a result, the Company generally remits funds received to Murphy Oil, and Murphy Oil pays all operating and capital expenditures on behalf of the Company. Such cash transactions are reflected in the change in the Net investment by Parent.

The Combined Statements of Income include expense allocations for certain functions historically provided to the Company by Murphy Oil. If possible, these allocations were made on a specific identification basis.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Otherwise, the expenses related to services provided to the Company by Murphy Oil were allocated to Murphy USA based on relative percentages, as compared to Murphy Oil’s other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated.

Charges for functions historically provided to the Company by Murphy Oil are primarily attributable to Murphy Oil’s performance of many shared services that the Company benefits from, such as treasury, tax, accounting, risk management, legal, internal audit, procurement, human resources, investor relations and information technology. Murphy USA also participates in certain Murphy Oil insurance, benefit and incentive plans. The Combined Statements of Income reflect charges from Murphy Oil and its other subsidiaries for these services of $70,056,000, $58,121,000 and $55,744,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Included in the charges above are amounts recognized for stock-based compensation expense (Note L), as well as net periodic benefit expense associated with the Parent’s retirement plans (Note M).

Included in Interest expense in the Combined Statements of Income for the years ended December 31, 2012, 2011, and 2010 was interest expense to affiliates of $0, $149,000 and $573,000, respectively.

Note D—New Accounting Principles and Recent Accounting Pronouncements

New Accounting Principles Adopted

In September 2011, the FASB issued an accounting standards update that simplifies the annual goodwill impairment assessment process by permitting a company to assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the two-step goodwill impairment test. If a company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the company would be required to conduct the current two-step goodwill impairment test. This change was effective for annual and interim goodwill impairment tests performed in fiscal years beginning in 2012. The adoption of this standard in 2012 did not have any impact on the Company’s combined financial statements.

In June 2011, the FASB issued an accounting standards update that only permits two options for presentation of Comprehensive Income. Comprehensive Income can be presented in (a) a single continuous Statement of Comprehensive Income, including total comprehensive income, the components of net income, and the components of other comprehensive income, or (b) in two separate but continuous statements for the Statement of Income and the Statement of Comprehensive Income. The new guidance was effective for the Company beginning in the first quarter of 2012. The adoption of this guidance in 2012 did not have any effect on the Company’s combined financial statements. In December 2011, the FASB deferred the requirement for reclassification adjustments from accumulated other comprehensive income (“AOCI”) to be measured and presented by line item in the Statements of Income and Comprehensive Income.

Recent Accounting and Reporting Rules

In February 2013, the FASB issued an accounting standards update that requires additional disclosures for reclassification adjustments from AOCI. These additional disclosures include changes in AOCI balances by component and significant items reclassified out of AOCI. These disclosures must be presented either on the face of the affected financial statement or in the notes to the financial statements. The disclosures are effective for the Company beginning in the first quarter of 2013 and are to be provided on a prospective basis. The adoption of this standard is not expected to have any impact on the Company’s combined financial statements.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note E—Discontinued Operations

In July 2010, the Company announced that it planned to exit the U.S. refining business. On September 30, 2011, the Company sold the Superior, Wisconsin refinery and related assets for $214,000,000, plus certain capital expenditures between July 25 and the date of closing and the fair value of all associated hydrocarbon inventories at these locations. On October 1, 2011, the Company sold its Meraux, Louisiana refinery and related assets for $325,000,000, plus the fair value of associated hydrocarbon inventories. The Company has accounted for the results of the Superior, Wisconsin and Meraux, Louisiana refineries and associated marketing assets as discontinued operations for all periods presented. The after-tax gain from disposal of the two refineries netted to $18,724,000, made up of a gain on the Superior refinery (including associated inventories) of $77,585,000 and a loss on the Meraux refinery (including associated inventories) of $58,861,000. The gain on disposal was based on refinery selling prices, plus the sales of all associated inventories at fair value, which was significantly above the last-in, first-out (“LIFO”) carrying value of the inventories sold. The net gain on sale of the refineries included an after-tax benefit of $179,152,000 from liquidation of inventories carried mostly under the LIFO cost method. The Separation and Distribution Agreement will provide for cross-indemnities designed to place financial responsibility for any liabilities arising out of the refineries and related facilities with Murphy Oil.

The major assets and liabilities related to the Superior and Meraux refineries and associated marketing assets at the time of their sale are presented in the following table.

(Thousands of dollars)	Date of Sale
Current assets:
Accounts receivable	$1,191
Liquid inventories	115,014
Materials and supplies inventories	39,853

Total current assets—U.S. refineries	156,058

Noncurrent assets:
Property, plant and equipment, net of accumulated depreciation and amortization	723,980
Other	48,604

Total noncurrent assets—U.S. refineries	772,584

Total assets—U.S. refineries	$928,642

Liabilities:
Current liabilities	$2,637
Other noncurrent liabilities	14,133

Liabilities associated with assets sold—U.S. refineries	$16,770

The results of operations associated with these discontinued operations are presented in the following table.

(Thousands of dollars)	2011	2010
Revenues	$3,700,789	$3,175,353
Income from operations before income taxes	188,531	25,521
Gain on sale before income taxes	9,904	—

Total income from discontinued operations before taxes	198,435	25,521
Provision for income taxes	79,688	10,817

Income from discontinued operations	$118,747	$14,704

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note F—Inventories

Inventories for continuing operations consisted of the following:

	December 31,
(Thousands of dollars)	2012	2011
Crude oil and blendstocks	$1,191	$1,226
Refined products and blendstocks	75,128	73,631
Store merchandise for resale	96,473	84,312
Corn based products	38,923	18,830
Materials and supplies	5,679	6,106

	$217,394	$184,105

At December 31, 2012 and 2011, the replacement cost (market value) of LIFO inventories exceeded the LIFO carrying value by $303,344,000 and $311,717,000, respectively. Corn based products consist primarily of corn, DDGS and WDGS, and were all valued on a FIFO basis.

Note G—Property, Plant and Equipment

	Estimated Useful Life	December 31, 2012		December 31, 2011
(Thousands of dollars)		Cost	Net	Cost	Net
Land	—	$446,385	$446,385	$426,771	$426,771
Ethanol facilities	12 to 20 Years	163,990	83,195	156,049	143,484
Pipeline and terminal facilities	5 to 20 Years	83,484	35,347	75,358	28,728
Retail gasoline stations	3 to 20 Years	1,029,608	594,377	960,305	584,544
Buildings	40 Years	3,869	2,867	3,868	3,060
Other	3 to 20 Years	33,192	7,789	23,050	9,736

		$1,760,528	$1,169,960	$1,645,401	$1,196,323

Note H—Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities consisted of the following:

	December 31,
(Thousands of dollars)	2012	2011
Trade accounts payable	$612,755	$375,492
Taxes payable other than income taxes	65,349	52,294
Accrued insurance obligations	7,085	6,413
Other	20,298	35,868

Accounts payable and accrued liabilities	$705,487	$470,067

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note I—Long-Term Debt

Long-term debt consisted of the following:

	December 31,
(Thousands of dollars)	2012	2011
Loan for electrical facilities at the Hankinson, North Dakota ethanol plant, 6%, due through 2028	$1,170	$1,213
Less current maturities	(46)	(43)

Total long-term debt	$1,124	$1,170

Note J—Asset Retirement Obligations

The majority of the ARO recognized by the Company at December 31, 2012 and 2011 related to the estimated costs to dismantle and abandon certain of its retail gasoline stations. The Company has not recorded an ARO for certain of its marketing assets because sufficient information is presently not available to estimate a range of potential settlement dates for the obligation. These assets are consistently being upgraded and are expected to be operational into the foreseeable future. In these cases, the obligation will be initially recognized in the period in which sufficient information exists to estimate the obligation.

A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligation is shown in the following table.

	December 31,
(Thousands of dollars)	2012	2011
Balance at beginning of period	$13,190	$11,840
Accretion expense	980	877
Liabilities incurred	1,231	473

Balance at end of period	$15,401	$13,190

The estimation of future ARO is based on a number of assumptions requiring professional judgment. The Company cannot predict the type of revisions to these assumptions that may be required in future periods due to the availability of additional information.

Note K—Income Taxes

The components of income from continuing operations before income taxes for each of the three years ended December 31, 2012 and income tax expense (benefit) attributable thereto were as follows.

	Years Ended December 31,
(Thousands of dollars)	2012	2011	2010
Income (loss) from continuing operations before income taxes	$145,740	$337,557	$227,766

Income tax expense (benefit)
Federal—Current	$59,667	$80,518	$74,539
Federal—Deferred	(14,239)	22,468	(3,317)
State—Current and deferred	16,744	29,298	13,807

Total	$62,172	$132,284	$85,029

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company’s income tax expense.

	Years Ended December 31,
(Thousands of dollars)	2012	2011	2010
Income tax expense based on the U.S. statutory tax rate	$51,009	$118,145	$79,718
State income taxes, net of federal benefit	10,884	19,044	8,975
Other, net	279	(4,905)	(3,664)

Total	$62,172	$132,284	$85,029

An analysis of the Company’s deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 showing the tax effects of significant temporary differences follows.

	December 31,
(Thousands of dollars)	2012	2011
Deferred tax assets
Property and leasehold costs	$5,729	$6,023
Asset retirement obligations	6,187	5,550
Other deferred tax assets	5,507	7,047

Total gross deferred tax assets	17,423	18,620
Less valuation allowance	—	—

Net deferred tax assets	17,423	18,620

Deferred tax liabilities
Accumulated depreciation and amortization	(127,182)	(145,366)
Deferred turnaround costs	(137)	(68)
State deferred taxes	(13,789)	(16,351)
Other deferred tax liabilities	(18,911)	(18,442)

Total gross deferred tax liabilities	(160,019)	(180,227)

Net deferred tax liabilities	$(142,596)	$(161,607)

In management’s judgment, the net deferred tax assets in the preceding table will more likely than not be realized as reductions of future taxable income or by utilizing available tax planning strategies.

Murphy Oil’s tax returns in multiple jurisdictions that include the Company are subject to audit by taxing authorities. These audits often take years to complete and settle. As of December 31, 2012, the earliest year remaining open for audit and/or settlement in the United States is 2009. Although the Company believes that recorded liabilities for unsettled issues are adequate, additional gains or losses could occur in future years from resolution of outstanding unsettled matters.

Under U.S. GAAP the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. The Company has not recorded any effect for unrecognized income tax benefits for the years reported.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note L—Incentive Plans

Costs resulting from all share-based payment transactions are allocated and recognized as an expense in the financial statements using a fair value-based measurement method over the periods that the awards vest. Certain employees of Murphy Oil have received annual grants in the form of Murphy Oil stock options and/or restricted stock units. Accordingly, the Company has recorded compensation expense for these plans in accordance with SAB Topic 1-B. All compensation expense related to these plans for full-time employees of the Company has been fully allocated to the Company. For employees whose services cover both the Company and other Murphy Oil entities, the Company records share-based compensation based on the estimated percentage of time spent by each management member providing services to the Company applied to the total share-based compensation of each employee. Amounts recognized in the financial statements by the Company with respect to Murphy Oil’s share-based plans are as follows.

(Thousands of dollars)	2012	2011	2010
Compensation charged against income before income tax benefit	$8,416	$10,506	$11,618
Related income tax benefit recognized in income	2,946	3,677	4,066

These amounts recognized have been based on similar methods to other compensation related expenses (i.e., salaries and other benefits).

Murphy Oil generally expects to issue treasury shares to satisfy future stock option exercises and vesting of restricted stock and restricted stock units.

As of December 31, 2012, there was $704,000 in compensation costs to be expensed over approximately the next two years related to unvested share-based compensation arrangements granted by Murphy Oil. Total income tax benefits realized from tax deductions related to stock option exercises under share-based payment arrangements were $1,851,000, $1,173,000 and $1,358,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

STOCK OPTIONS—The Compensation Committee of the Murphy Oil Board of Directors (“Committee”) fixes the option price of each option granted at no less than fair market value (“FMV”) on the date of the grant and fixes the option term at no more than seven years from such date. Each option granted to date under the 2012 Long-Term Plan and the 2007 Long-Term Plan has had a term of seven years, has been nonqualified, and has had an option price equal to or higher than FMV at date of grant. Under the 2012 Long-Term Plan and the 2007 Long-Term Plan, one-half of each grant is exercisable after two years and the remainder after three years. Under the Directors Plan, one-third of each grant is exercisable after each of the first three years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of Murphy Oil’s stock and implied volatility on publicly traded at-the-money options on Murphy Oil’s stock. Murphy Oil uses historical data to estimate option exercise patterns within the valuation model. The expected term of the options granted is derived from historical behavior and considers certain groups of employees exhibiting different behavior. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	Years Ended December 31,
	2012	2011	2010
Fair value per option grant	$17.74	$20.34	$18.75
Assumptions
Dividend yield	1.80%	1.80%	1.80%
Expected volatility	39.00%	37.00%	43.00%
Risk-free interest rate	0.77%	2.10%	2.52%
Expected life	5.20 yrs.	5.10 yrs.	5.25 yrs.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Changes in options outstanding for Company employees during the last three years are presented in the following table.

	Number of Shares	Average Exercise Price
Outstanding at December 31, 2009	799,000	$41.33
Granted at FMV	234,509	52.85
Exercised	(256,750)	36.65
Forfeited	(42,551)	53.21

Outstanding at December 31, 2010	734,208	45.95
Granted at FMV	47,500	67.64
Exercised	(151,000)	41.32
Forfeited	(91,296)	51.44

Outstanding at December 31, 2011	539,412	48.23
Granted at FMV	45,000	59.66
Exercised	(170,573)	28.28
Forfeited	(13,408)	52.85

Outstanding at December 31, 2012	400,431	$57.86

Exercisable at December 31, 2010	422,500	$40.82
Exercisable at December 31, 2011	339,375	44.22
Exercisable at December 31, 2012	253,341	56.80

Additional information about stock options outstanding at December 31, 2012 is shown below.

	Options Outstanding			Options Exercisable
Range of Exercise Prices per Option	No. of Options	Avg. Life in Years	Aggregate Intrinsic Value	No. of Options	Avg. Life in Years	Aggregate Intrinsic Value
$30.30 to $52.85	204,431	4.2	$1,918,919	149,841	3.9	$1,552,893
$57.32 to $72.75	196,000	4.1	$73,755	103,500	2.4	$73,755

	400,431	4.2	$1,992,674	253,341	3.3	$1,626,648

PERFORMANCE-BASED RESTRICTED STOCK UNITS—Restricted stock units were granted in each of the last three years under the 2012 Long-Term Plan and the 2007 Long-Term Plan. Each grant will vest if Murphy Oil achieves specific objectives based on market conditions at the end of the designated performance period. Additional shares may be awarded if objectives are exceeded. If performance goals are not met, shares under performance-based grants will not vest, but recognized compensation cost associated with the stock award would not be reversed. The performance conditions generally include a measure of Murphy Oil’s total shareholder return over the performance period compared to an industry peer group of companies. During the performance period, a grantee receives dividends on restricted stock and may vote these shares, but shares are subject to transfer restrictions and are subject to forfeiture if a grantee terminates employment. No dividends are paid or voting rights exist on awards of restricted stock units.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Changes in performance-based restricted stock and restricted stock units outstanding for each of the last three years related to Company employees are presented in the following table.

(Number of shares)	2012	2011	2010
Balance at beginning of year	64,974	84,181	99,708
Granted	20,000	17,500	34,850
Vested and issued	(16,150)	(24,045)	(44,377)
Forfeited	(13,124)	(12,662)	(6,000)

Balance at end of year	55,700	64,974	84,181

Expected volatility was based on daily historical volatility of Murphy Oil’s stock price compared to a peer group average over a three-year period. The risk-free interest rate is based on the yield curve of three year U.S. Treasury bonds and the stock beta was calculated using three years of historical averages of daily stock data for Murphy Oil and the peer group. The assumptions used in the valuation of the performance awards granted in 2012, 2011 and 2010 are presented in the following table.

	2012	2011	2010
Fair value per share at grant date	$54.90 – $63.64	$38.94 – $64.89	$42.38 – $50.95
Assumptions
Expected volatility	37.00%	51.00%	51.00%
Risk-free interest rate	0.30%	1.04%	1.41%
Stock beta	0.913	1.006	1.008
Expected life	3.00 yrs.	3.00 yrs.	3.00 yrs.

PERFORMANCE UNITS—Murphy Oil also awarded performance units in 2012 and 2011 to certain U.S. retail marketing employees under the 2007 Long-Term Plan. The performance units are to be paid in cash and awards are computed at between 0% and 200% of targeted amounts based on achievement of U.S. retail financial performance over the three-year term of the award. Total expense related to these awards was $2,665,000 in 2012 and $871,000 in 2011.

CASH AWARDS—The Committee also administers Murphy Oil’s incentive compensation plans, which provide for annual or periodic cash awards to officers, directors and key employees. These cash awards are generally determinable based on Murphy Oil achieving specific financial and/or operational objectives.

Note M—Employee and Retiree Benefit Plans

PENSION AND POSTRETIREMENT PLANS—Murphy Oil has defined benefit pension plans that are principally noncontributory and cover most full-time employees. Upon separation from Murphy Oil, all amounts for these plans related to Murphy USA will be frozen and retained by Murphy Oil. Therefore, the assets and liabilities related to Murphy USA employees in these plans are not included in these financial statements as Murphy USA is considered to be participating in multi-employer benefit plans due to co-mingling of various plan assets. However, the periodic benefit expense for each period includes the expense of the U.S. benefit plans. All U.S. tax qualified plans meet the funding requirements of federal laws and regulations. Murphy Oil also sponsors health care and life insurance benefit plans, which are not funded, that cover most retired U.S. employees. The health care benefits are contributory; the life insurance benefits are noncontributory.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

The table that follows provides the components of net periodic benefit expense associated with Company employees of continuing operations for each of the three years ended December 31, 2012.

(Thousands of dollars)	Pension Benefits			Postretirement Benefits
	2012	2011	2010	2012	2011	2010
Service cost	$4,227	$5,482	$6,071	$1,770	$2,708	$2,598
Interest cost	4,252	6,535	7,351	1,454	3,023	2,966
Expected return on plan assets	(3,860)	(5,840)	(6,290)	—	—	—
Amortization of prior service cost	90	166	196	(10)	(73)	(84)
Recognized actuarial loss	2,986	2,685	2,755	369	1,174	1,353
Termination benefits expense	—	695	—	—	—	—
Curtailment expense	—	821	—	—	(285)	—

Net periodic benefit expense	$7,695	$10,544	$10,083	$3,583	$6,547	$6,833

The following table provides the weighted-average assumptions used in the measurement of the net periodic benefit expense for the years 2012, 2011, and 2010.

	Net Periodic Benefit Expenses
	Pension Benefits Year			Postretirement Benefits Year
	2012	2011	2010	2012	2011	2010
Discount rate	4.87%	5.50%	5.90%	4.87%	5.50%	5.90%
Expected return on plan assets	6.50%	6.50%	6.50%	—	—	—
Rate of compensation increase	4.20%	4.16%	4.03%	—	—	—

The discount rates used for purposes of determining the expense are based on the universe of high-quality corporate bonds that are available. Cash flow analyses are performed in which a spot yield curve is used to discount projected benefit payment streams for the most significant plans. The discounted cash flows are used to determine an equivalent single rate which is the basis for selecting the discount rate. Expected plan asset returns are based on long-term expectations for asset portfolios with similar investment mix characteristics. Expected compensation increases are based on anticipated future averages for Murphy Oil.

Assumed health care cost trend rates have a significant effect on the expense reported for the postretirement benefit plan. A 1% change in assumed health care cost trend rates would have the following effects.

(Thousands of dollars)	1% Increase	1% Decrease
Effect on total service and interest cost components of net periodic postretirement benefit expense for the year ended December 31, 2012	$718	(550)

U.S. HEALTH CARE REFORM—In March 2010, the United States Congress enacted a health care reform law. Along with other provisions, the law (a) eliminates the tax free status of federal subsidies to companies with qualified retiree prescription drug plans that are actuarially equivalent to Medicare Part D plans beginning in 2013; (b) imposes a 40% excise tax on high-cost health plans as defined in the law beginning in 2018; (c) eliminated lifetime or annual coverage limits and required coverage for preventative health services beginning in September 2010; and (d) imposed a fee of $2 (subsequently adjusted for inflation) for each person covered by a health insurance policy beginning in September 2010. The new law did not significantly affect the Company’s combined financial statements as of December 31, 2012 and 2011 and for the years then ended.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

THRIFT PLANS—Most full-time employees of the Company may participate in thrift or savings plans by allotting up to a specified percentage of their base pay. The Company matches contributions at a stated percentage of each employee’s allotment based on years of participation in the plans. The Company’s expenses related to this plan were $4,087,000 in 2012, $3,582,000 in 2011 and $3,311,000 in 2010.

Note N—Financial Instruments and Risk Management

DERIVATIVE INSTRUMENTS—The Company makes limited use of derivative instruments to manage certain risks related to commodity prices. The use of derivative instruments for risk management is covered by operating policies and is closely monitored by the Company’s senior management. The Company does not hold any derivatives for speculative purposes and it does not use derivatives with leveraged or complex features. Derivative instruments are traded primarily with creditworthy major financial institutions or over national exchanges such as the New York Mercantile Exchange (“NYMEX”). To qualify for hedge accounting, the changes in the market value of a derivative instrument must historically have been, and would be expected to continue to be, highly effective at offsetting changes in the prices of the hedged item. To the extent that the change in fair value of a derivative instrument has less than perfect correlation with the change in the fair value of the hedged item, a portion of the change in fair value of the derivative instrument is considered ineffective and would normally be recorded in earnings during the affected period.

The Company is subject to commodity price risk related to corn that it will purchase in the future for feedstock and to wet and dried distillers grain with solubles that it will sell in the future at its ethanol production facilities in the United States. At December 31, 2012 and 2011, the Company had open physical delivery commitment contracts for purchase of approximately 19.2 million and 8.0 million bushels of corn, respectively, for processing at its ethanol plants. Also, at December 31, 2012 and 2011, the Company had open physical delivery commitment contracts for sale of approximately 1.0 million and 1.1 million equivalent bushels of wet and dried distillers grain with solubles, respectively. To hedge the price risk associated with these physical commitments, at December 31, 2012 and 2011, the Company had outstanding derivative contracts with a net volume of approximately 6.3 million and 6.7 million bushels, respectively, to mature at future prices in effect on the expected date of delivery under the commitment contracts. Additionally, at December 31, 2011, the Company had outstanding derivative contracts to sell 2.9 million bushels of corn and buy them back when certain corn inventories are expected to be processed at the Hankinson, North Dakota, and Hereford, Texas facilities. The fair value of all open commodity derivative contracts was a net asset of $2,941,000 at December 31, 2012 and a net liability of $292,000 at December 31, 2011.

At December 31, 2012 and 2011, the fair value of derivative instruments not designated as hedging instruments are presented in the following table.

	December 31, 2012				December 31, 2011
	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives
(Thousands of dollars)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity derivative contracts	Accounts Receivable	$3,043	Accounts Payable	$102	Accounts Receivable	$197	Accounts Payable	$489

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the years ended December 31, 2012 and 2011, the gains and losses recognized in the combined Statements of income for derivative instruments not designated as hedging instruments are presented in the following table.

	2012		2011
(Thousands of dollars)	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
Commodity derivative contracts	Fuel and ethanol cost of goods sold	$(38,283)	Fuel and ethanol cost of goods sold	$5,659

CREDIT RISKS—The Company’s primary credit risks are associated with trade accounts receivable, cash equivalents and derivative instruments. Trade receivables arise mainly from sales of petroleum products to a large number of customers in the United States. The credit history and financial condition of potential customers are reviewed before credit is extended, security is obtained when deemed appropriate based on a potential customer’s financial condition, and routine follow-up evaluations are made. The combination of these evaluations and the large number of customers tends to limit the risk of credit concentration to an acceptable level. Cash equivalents are placed with several major financial institutions, which limits the Company’s exposure to credit risk. The Company controls credit risk on derivatives through credit approvals and monitoring procedures and believes that such risks are minimal because counterparties to the majority of transactions are major financial institutions.

Note O—Other Financial Information

CASH FLOW DISCLOSURES—Cash income taxes paid, net of refunds, were $13,036,000, $43,006,000 and $13,124,000 in 2012, 2011 and 2010, respectively. Interest paid was $479,000, $452,000 and $4,239,000 in 2012, 2011 and 2010, respectively. Noncash changes to net parent investment related primarily to settlement of income taxes were ($6,747,000), $7,815,000 and ($2,492,000) in 2012, 2011 and 2010, respectively.

Noncash operating working capital (increased) decreased during each of the three years ended December 31, 2012 as follows.

(Thousands of dollars)	2012	2011	2010
Accounts receivable	$(172,340)	$244,184	$(183,772)
Inventories	(33,289)	16,602	(4,731)
Prepaid expenses	(7,495)	(1,594)	2,351
Deferred income tax assets	—	3,128	(3,128)
Accounts payable and accrued liabilities	235,420	(440,902)	263,206
Income taxes payable	4,396	(96,533)	5,113
Current deferred income tax liabilities	1,539	11,232	(25,593)

Net (increase) decrease in noncash operating working capital	$28,231	$(263,883)	$53,446

Note P—Assets and Liabilities Measured at Fair Value

The Company carries certain assets and liabilities at fair value in its Combined Balance Sheets. The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1. Level 3 inputs are unobservable inputs which reflect assumptions about pricing by market participants.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

The Company carries certain assets and liabilities at fair value in its Combined Balance Sheets. The fair value measurements for these assets and liabilities at December 31, 2012 and 2011 are presented in the following table.

	Fair Value Measurements at Reporting Date Listing
(Thousands of dollars)	Fair Value December 31, 2012	Quoted Prices In Active Markets for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Commodity derivative contracts	$3,043	—	$3,043	—
Liabilities
Commodity derivative contracts	$(102)	—	$(102)	—

	Fair Value Measurements at Reporting Date Listing
(Thousands of dollars)	Fair Value December 31, 2011	Quoted Prices In Active Markets for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Commodity derivative contracts	$197	—	$197	—
Liabilities
Commodity derivative contracts	$(489)	—	$(489)	—

At the balance sheet date the fair value of commodity derivatives contracts for corn was determined based on market quotes for No. 2 yellow corn. The change in fair value of commodity derivatives is recorded in Fuel and ethanol cost of goods sold. The carrying value of the Company’s Cash and cash equivalents, Accounts receivable-trade and Trade accounts payable approximates fair value.

The assets of an ethanol plant acquired in 2010 were recorded at fair value based on valuation techniques including the cost and income approaches using Level 3 unobservable inputs within the fair value hierarchy.

The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 2012 and 2011. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes Cash and cash equivalents, Accounts receivable-trade, and Trade accounts payable and accrued liabilities, all of which had fair values approximating carrying amounts. The fair value of Current and Long-term debt was estimated based on rates offered to the Company at that time for debt of the same maturities. The Company has off-balance sheet exposures relating to certain financial guarantees and letters of credit. The fair value of these, which represents fees associated with obtaining the instruments, was nominal.

	At December 31,
	2012		2011
(Thousands of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Current and long-term debt	$(1,170)	$(1,519)	$(1,213)	$(1,384)

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note Q—Hurricane and Insurance Related Matters

During 2010, the Company received $3,000,000 to settle its claim against one insurer for legal and other professional costs associated with the insurance coverage negotiation process for Hurricane Katrina. The insurance settlement has been included in Income from discontinued operations in the 2010 Combined Statement of Income.

Note R—Commitments

The Company leases land, gasoline stations, and other facilities under operating leases. During the next five years, expected future rental payments under all operating leases are approximately $6,143,000 in 2013, $5,701,000 in 2014, $5,692,000 in 2015, $5,692,000 in 2016 and $5,706,000 in 2017. Rental expense for noncancellable operating leases, including contingent payments when applicable, was $9,473,000 in 2012, $11,960,000 in 2011 and $9,876,000 in 2010.

Commitments for capital expenditures were approximately $193,338,000 at December 31, 2012, including $182,983,000 for construction of future Murphy USA and Murphy Express gasoline stations (including land) in process at year-end, along with $7,990,000 for improvements of existing stations, to be financed with our operating cash flow and/or incurrence of indebtedness.

Note S—Contingencies

The Company’s operations and earnings have been and may be affected by various forms of governmental action. Examples of such governmental action include, but are by no means limited to: tax increases and retroactive tax claims; import and export controls; price controls; allocation of supplies of crude oil and petroleum products and other goods; laws and regulations intended for the promotion of safety and the protection and/or remediation of the environment; governmental support for other forms of energy; and laws and regulations affecting the Company’s relationships with employees, suppliers, customers, stockholders and others. Because governmental actions are often motivated by political considerations, may be taken without full consideration of their consequences, and may be taken in response to actions of other governments, it is not practical to attempt to predict the likelihood of such actions, the form the actions may take or the effect such actions may have on the Company.

ENVIRONMENTAL MATTERS AND LEGAL MATTERS—Murphy USA is subject to numerous federal, state and local laws and regulations dealing with the environment. Violation of federal or state environmental laws, regulations and permits can result in the imposition of significant civil and criminal penalties, injunctions and other sanctions. A discharge of hazardous substances into the environment could, to the extent such event is not insured, subject the Company to substantial expense, including both the cost to comply with applicable regulations and claims by neighboring landowners and other third parties for any personal injury, property damage and other losses that might result.

The Company currently owns or leases, and has in the past owned or leased, properties at which hazardous substances have been or are being handled. Although the Company believes it has used operating and disposal practices that were standard in the industry at the time, hazardous substances may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where they have been taken for disposal. In addition, many of these properties have been operated by third parties whose management of hazardous substances were not under the Company’s control. Under existing laws the Company could be required to remediate contaminated property (including contaminated groundwater) or to perform remedial actions to prevent future contamination. Certain of these contaminated properties are in various stages

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

of negotiation, investigation, and/or cleanup, and the Company is investigating the extent of any related liability and the availability of applicable defenses. With the sale of the U.S. refineries in 2011, Murphy Oil retained certain liabilities related to environmental matters. Murphy Oil also obtained insurance covering certain levels of environmental exposures. The Company believes costs related to these sites will not have a material adverse effect on Murphy USA’s net income, financial condition or liquidity in a future period.

Certain environmental expenditures are likely to be recovered by the Company from other sources, primarily environmental funds maintained by certain states. Since no assurance can be given that future recoveries from other sources will occur, the Company has not recorded a benefit for likely recoveries at December 31, 2012.

The U.S. Environmental Protection Agency (“EPA”) currently considers the Company a Potentially Responsible Party (“PRP”) at one Superfund site. The potential total cost to all parties to perform necessary remedial work at this site may be substantial. However, based on current negotiations and available information, the Company believes that it is a de minimis party as to ultimate responsibility at the Superfund site. Accordingly, the Company has not recorded a liability for remedial costs at the Superfund site at December 31, 2012. The Company could be required to bear a pro rata share of costs attributable to nonparticipating PRPs or could be assigned additional responsibility for remediation at this site or other Superfund sites. The Company believes that its share of the ultimate costs to clean-up this site will be immaterial and will not have a material adverse effect on its net income, financial condition or liquidity in a future period.

Based on information currently available to the Company, the amount of future remediation costs to be incurred to address known contamination is not expected to have a material adverse effect on the Company’s future net income, cash flows or liquidity. However, there is the possibility that additional environmental expenditures could be required to address contamination, including as a result of discovering additional contamination or the imposition of new or revised requirements applicable to known contamination.

Since the beginning of fiscal 2007, over 45 class action lawsuits have been filed in federal courts across the country against numerous companies in the petroleum industry. Major petroleum companies and significant retailers in the industry have been named as defendants in these lawsuits. Murphy USA’s subsidiary, Murphy Oil USA, Inc., is a defendant in eight of these cases. Pursuant to an Order entered by the Joint Panel on Multi-District Litigation, all of the cases, including those in which Murphy Oil USA, Inc. is named, have been transferred to the United States District Court for the District of Kansas and consolidated for all pre-trial proceedings.

The plaintiffs in the lawsuits generally allege that they are retail purchasers who received less motor fuel than the defendants agreed to deliver because the defendants measured the amount of motor fuel they delivered in non-temperature adjusted gallons which, at higher temperatures, contain less energy. These cases seek, among other relief, an order requiring the defendants to install temperature adjusting equipment on their retail motor fuel dispensing devices. In certain of the cases, including some of the cases in which Murphy Oil USA, Inc. is named, plaintiffs also have alleged that because defendants pay fuel taxes based on temperature adjusted 60 degree gallons, but allegedly collect taxes from consumers on non-temperature adjusted gallons, defendants receive a greater amount of tax from consumers than they paid on the same gallon of fuel. The plaintiffs in these cases seek, among other relief, recovery of excess taxes paid and punitive damages. Both types of cases seek compensatory damages, injunctive relief, attorneys’ fees and costs, and prejudgment interest.

The defendants filed motions to dismiss all cases for failure to state a claim, which were denied by the court on February 21, 2008. A number of the defendants, including Murphy Oil USA, Inc., subsequently moved to dismiss for lack of subject matter jurisdiction or, in the alternative, for summary judgment on the grounds that

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

plaintiffs’ claims constitute non-justiciable “political questions.” The Court denied the defendants’ motion to dismiss on political question grounds on December 3, 2009, and defendants request to appeal that decision to the United States Court of Appeals for the Tenth Circuit was denied on August 31, 2010. In May 2010, in a lawsuit in which Murphy Oil USA, Inc. was not a party, the Court granted class certification to Kansas fuel purchasers seeking implementation of automated temperature controls and/or certain disclosures, but deferred ruling on any class for damages. Defendants sought permission to appeal that decision to the Tenth Circuit in June 2010, and that request was denied on August 31, 2010. On November 12, 2011, Defendants in the Kansas case filed a motion to decertify the Kansas classes in light of a new favorable United States Supreme Court decision. On January 19, 2012, the Judge denied the Defendants’ motion to decertify and granted plaintiffs’ motion to certify a class as to liability and injunctive relief aspects of plaintiffs’ claims. The court has continued to deny certification of a damages class. On September 24, 2012, the jury in the Kansas case returned a unanimous verdict in favor of defendants finding that defendants did not violate Kansas law by willfully failing to disclose temperature and its effect on the energy content of motor fuel. On October 3, 2012 the judge in the Kansas case also ruled that defendants’ practice of selling motor fuel without disclosing temperature or disclosing the effect of temperature was not unconscionable under Kansas law. On January 23, 2013, the judge ordered that three cases venued in California be remanded for trial.

At this stage of proceedings, losses are reasonably possible, however, we cannot estimate our loss, range of loss or liability, if any, related to these lawsuits because there are a number of unknown facts and unresolved legal issues that will impact the amount of any potential liability, including, without limitation: (i) whether defendants are required, or even permitted under state law, to sell temperature adjusted gallons of motor fuel; (ii) the amounts and actual temperature of fuel purchased by plaintiffs; and (iii) whether or not class certification is proper in cases to which Murphy Oil USA, Inc. is a party. An adverse outcome in this litigation could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Murphy USA is engaged in a number of other legal proceedings, all of which the Company considers routine and incidental to its business. Based on information currently available to the Company, the ultimate resolution of these other legal matters is not expected to have a material adverse effect on the Company’s net income, financial condition or liquidity in a future period.

INSURANCE—The Company maintains insurance coverage at levels that are customary and consistent with industry standards for companies of similar size. Murphy USA maintains statutory workers compensation insurance with a deductible of $1 million per occurrence. As of December 31, 2012, there are a number of outstanding claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are included in Trade account payables and accrued liabilities on the Combined Balance Sheet. While the ultimate outcome of these claims cannot presently be determined, management believes that the accrued liability of $7 million will be sufficient to cover the related liability and that the ultimate disposition of these claims will have no material effect on the financial position and results of operations.

The Company is insured under Murphy Oil’s insurance policies for occurrences prior to the completion of the distribution. The specifications and insured limits under those policies, however, are at a level consistent with Murphy Oil as a whole. Upon completion of the distribution, the Company expects to obtain comprehensive insurance coverage, but may incur losses that are not covered by insurance or reserves, in whole or in part, and such losses could adversely affect our results of operations and financial position.

TAX MATTERS—Murphy USA is subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities because of these audits may subject us to interest and penalties.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

OTHER MATTERS—In the normal course of its business, the Company is required under certain contracts with various governmental authorities and others to provide financial guarantees or letters of credit that may be drawn upon if the Company fails to perform under those contracts. At December 31, 2012, the Company had contingent liabilities of $7,798,000 under a financial guarantee and $3,319,000 on outstanding letters of credit. The Company has not accrued a liability in its balance sheet related to these letters of credit because it is believed that the likelihood of having these drawn is remote.

Note T—Business Segments

The Company’s segments are Marketing and Ethanol. The Marketing segment derives revenue mainly from the sale of petroleum products and merchandise. The Ethanol segment derives revenue mainly from the manufacturing and sale of ethanol to third parties. The Company sells gasoline in the United States at retail stations built primarily in close proximity to Walmart stores. The Company’s management evaluates segment performance based on income from operations, excluding interest income and interest expense.

Information about business segments and geographic operations is reported in the following tables. The Company had no single customer from which it derived more than 10% of its revenues. Corporate and other activities, including interest income, miscellaneous gains and losses, interest expense and unallocated overhead, are shown in the tables to reconcile the business segments to combined totals. As used in the table on page F-28, Certain Long-Lived Assets at December 31 exclude investments, noncurrent receivables, deferred tax assets and other intangible assets.

Segment Information (Thousands of dollars)	United States Marketing	United States Ethanol	Subtotal	Corp. and Other	Disc. Ops.	Consolidated
Year ended December 31, 2012
Segment income (loss)	$139,583	$(54,769)	$84,814	$(1,246)	—	$83,568
Revenues from external customers—All U.S	19,011,040	644,396	19,655,436	—	—	19,655,436
Interest income	—	—	—	172	—	172
Interest expense	—	—	—	(505)	—	(505)
Income tax expense (benefit)	92,059	(29,309)	62,750	(578)	—	62,172
Significant noncash charges (credits)
Depreciation and amortization	66,913	8,322	75,235	1,387	—	76,622
Accretion of asset retirement obligations	980	—	980	—	—	980
Impairment of properties	—	60,988	60,988	—	—	60,988
Deferred and noncurrent income taxes (benefits)	3,393	(16,510)	(13,117)	(487)	—	(13,604)
Additions to property, plant, equipment	103,096	8,441	111,537	56	—	111,593
Total assets at year-end	1,765,020	167,020	1,932,040	60,425	—	1,992,465

Year ended December 31, 2011
Segment income (loss)	$188,907	$17,599	$206,506	$(1,233)	$118,747	$324,020
Revenues from external customers— All U.S	18,702,720	570,735	19,273,455	—	—	19,273,455
Interest income	—	—	—	32	—	32
Interest expense	—	—	—	548	—	(548)
Income tax expense (benefit)	123,618	9,206	132,824	(540)	—	132,284
Significant noncash charges (credits)
Depreciation and amortization	61,135	7,154	68,289	1,261	—	69,550
Accretion of asset retirement obligations	877	—	877	—	—	877
Deferred and noncurrent income taxes	22,686	5,283	27,969	455	—	28,424
Additions to property, plant, equipment	77,394	22,699	100,093	237	48,071	148,401
Total assets at year-end	1,524,898	224,308	1,749,206	35,777	—	1,784,983

Year ended December 31, 2010
Segment income (loss)	$126,049	$16,668	$142,717	$20	$14,704	$157,441
Revenues from external customers—All U.S.	15,356,057	236,060	15,592,117	—	—	15,592,117
Interest income	—	—	—	110	—	110
Interest expense	—	—	—	3,835	—	(3,835)

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Segment Information (Thousands of dollars)	United States Marketing	United States Ethanol	Subtotal	Corp. and Other	Disc. Ops.	Consolidated
Income tax expense (benefit)	81,380	8,591	89,971	(4,942)	—	85,029
Significant noncash charges (credits)
Depreciation and amortization	55,336	4,184	59,520	1,178	—	60,698
Accretion of asset retirement obligations	773	—	773	—	—	773
Deferred and noncurrent income taxes	8,952	4,023	12,975	—	—	12,975
Additions to property, plant, equipment	175,984	44,936	220,920	25,210	117,322	363,452
Total assets at year-end	2,700,927	220,129	2,921,056	57,697	—	2,978,753

Geographic Information – U.S. Revenues from External Customers for the Year

Total
(Thousands of dollars)
2012	$19,655,436
2011	19,273,455
2010	15,592,117

Certain Long-Lived Assets at December 31

Total
2012	$1,170,503
2011	1,196,630
2010	1,188,586

Schedule II—Valuation and Qualifying Accounts (Combined)

Murphy USA Inc.

Valuation Accounts and Reserves

	Balance at January 1,	Charged (Credited) to Expense	Deductions	Balance at December 31,
	(Thousands of dollars)
2012
Deducted from asset accounts
Allowance for doubtful accounts	$5,835	—	(1,259)	4,576
2011
Deducted from asset accounts
Allowance for doubtful accounts	5,835	—	—	5,835
2010
Deducted from asset accounts
Allowance for doubtful accounts	5,543	352	(60)	5,835

Murphy USA Inc.

Combined Balance Sheets

(Thousands of dollars)	June 30, 2013	December 31, 2012
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$59,588	$57,373
Accounts receivable—trade, less allowance for doubtful accounts of $4,548 in 2013 and $4,576 in 2012	393,574	529,023
Inventories, at lower of cost or market	197,684	217,394
Prepaid expenses	20,211	18,172

Total current assets	671,057	821,962
Property, plant and equipment, at cost less accumulated depreciation and amortization of $628,470 in 2013 and $590,568 in 2012	1,226,093	1,169,960
Deferred charges and other assets	463	543

Total assets	$1,897,613	$1,992,465

Liabilities and Net Investment
Current liabilities
Current maturities of long-term debt	$47	$46
Trade accounts payable and accrued liabilities	588,320	705,487
Income taxes payable	20,541	15,605
Deferred income taxes	11,879	12,771

Total current liabilities	620,787	733,909
Long-term debt	1,100	1,124
Deferred income taxes	122,803	129,825
Asset retirement obligations	16,388	15,401
Deferred credits and other liabilities	17,655	7,755

Total liabilities	778,733	888,014

Net investment by Parent	1,118,880	1,104,451

Total liabilities and net investment	$1,897,613	$1,992,465

See notes to combined financial statements.

Murphy USA Inc.

Combined Statements of Income and Comprehensive Income

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(Thousands of dollars)	2013	2012	2013	2012
Revenues
Petroleum product sales*	$4,175,881	$4,304,734	$7,938,494	$8,337,429
Merchandise sales	553,370	541,067	1,068,839	1,059,877
Ethanol sales and other	214,702	144,460	392,435	294,650

Total revenues	4,943,953	4,990,261	9,399,768	9,691,956

Costs and operating expenses
Fuel and ethanol cost of goods sold*	4,148,632	4,232,071	7,932,163	8,324,604
Merchandise cost of goods sold	482,463	468,591	931,259	920,082
Station and other operating expenses	137,577	130,094	271,058	256,956
Depreciation and amortization	19,790	18,829	39,114	37,481
Selling, general and administrative	29,292	30,735	62,658	61,701
Accretion of asset retirement obligations	278	245	547	491

Total costs and operating expenses	4,818,032	4,880,565	9,236,799	9,601,315

Income from operations	125,921	109,696	162,969	90,641

Other income (expense)
Interest income	453	12	734	37
Interest expense	(56)	(136)	(212)	(285)
Gain on sale of assets	—	34	8	74
Other nonoperating income	8	21	24	21

Total other income (expense)	405	(69)	554	(153)

Income before income taxes	126,326	109,627	163,523	90,488
Income tax expense	48,699	43,453	63,849	36,980

Net Income and Comprehensive Income	$77,627	$66,174	$99,674	$53,508

*	This amount includes related excise taxes collected on behalf of and remitted to various governments of $492,220 and $487,105 for the three months ended June 30, 2013 and 2012, respectively, and $935,497 and $933,770 for the six months ended June 30, 2013 and 2012, respectively.

See notes to combined financial statements.

Murphy USA Inc.

Combined Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
(Thousands of dollars)	2013	2012
Operating Activities
Net income	$99,674	$53,508
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	39,114	37,481
Amortization of deferred major repair costs	524	261
Deferred and noncurrent income tax charges (credits)	(5,572)	(5,107)
Accretion on discounted liabilities	547	491
Pretax gains from sale of assets	(8)	(74)
Net decrease in noncash operating working capital	39,597	8,742
Other operating activities—net	10,876	(406)

Net cash provided by operating activities	184,752	94,896

Investing Activities
Property additions	(95,310)	(45,308)
Proceeds from sale of assets	36	80
Expenditures for major repairs	(547)	(457)

Net cash required by investing activities	(95,821)	(45,685)

Financing Activities
Repayments of long-term debt	(24)	(21)
Net distributions to parent	(86,692)	(27,499)

Net cash required by financing activities	(86,716)	(27,520)

Net increase in cash and cash equivalents	2,215	21,691
Cash and cash equivalents at January 1	57,373	36,887

Cash and cash equivalents at June 30	$59,588	$58,578

See notes to combined financial statements.

Murphy USA Inc.

Combined Statements of Net Investment

(unaudited)

	Six Months Ended June 30,
(Thousands of dollars)	2013	2012
Net Investment by Parent
Balance at beginning of year	$1,104,451	$1,118,947
Net distributions to Parent	(85,245)	(21,064)
Net income	99,674	53,508

Total net investment	$1,118,880	$1,151,391

See notes to combined financial statements.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note A—Description of Business and Basis of Presentation

Description of business—Murphy Oil Corporation (“Murphy Oil” or “Parent”) includes a business which primarily consists of the downstream operations of Murphy Oil in the United States of America, plus certain assets, liabilities and operating expenses of Murphy Oil Corporation that are associated with supporting the activities of the downstream operations. The operations, including subsidiaries formerly wholly owned by Murphy Oil, will be contributed to a newly formed holding company, Murphy USA Inc. For the purpose of these financial statements this business will be referred to as Murphy USA (“Company”). Murphy Oil announced on October 16, 2012 that its Board of Directors had approved a plan to spin off Murphy USA to stockholders as an independent, publicly traded company in 2013. On August 7, 2013, the Murphy Oil board of directors approved the spin-off, which will be achieved through the distribution of 100% of the outstanding capital stock of Murphy USA to holders of Murphy Oil common stock on the record date of August 21, 2013. Murphy Oil holders of record will receive one share of Murphy USA common stock for every four shares of Murphy Oil common stock. This spin off is expected to be completed in accordance with a separation and distribution agreement to be entered into between Murphy Oil and Murphy USA. Following the separation, Murphy USA will be an independent, publicly traded company, and Murphy Oil will retain no ownership interest in Murphy USA. The separation and distribution are subject to various conditions, including customary regulatory approvals, certain related transactions, and final approval by Murphy Oil’s Board of Directors.

Murphy USA markets refined products through a network of retail gasoline stations, unbranded wholesale customers and bulk products customers. Murphy USA’s owned retail stations are almost all located in close proximity to Walmart stores in 23 states and use the brand name Murphy USA®. Murphy USA also markets gasoline and other products at standalone stations under the Murphy Express brand. At June 30, 2013, Murphy USA had a total of 1,179 Company stations. In October 2009, Murphy USA acquired an ethanol production facility located in Hankinson, North Dakota. The facility was originally designed to produce 110 million gallons of corn-based ethanol per year. During 2012, the plant was expanded with the construction of additional distillation capacity, which brought the overall ethanol production capacity to 132 million gallons per annum. The Company acquired a partially constructed ethanol production facility in Hereford, Texas, in late 2010. The Hereford facility is designed with production capacity of 105 million gallons of corn-based ethanol per year, and it began operations near the end of the first quarter of 2011.

The contributed assets of Murphy Oil Corporation included in the Company’s financial statements primarily include buildings, real estate, an airplane and computer equipment and software that are used to support the operating activities of Murphy USA.

Basis of Presentation—Murphy USA Inc. was incorporated in March 2013 and, in connection with its incorporation, Murphy USA Inc. issued 100 shares of common stock, par value $0.01 per share, to Murphy Oil for $1.00. Murphy USA was formed solely in contemplation of the separation and the distribution, has not commenced operations and has no material assets, liabilities, or commitments. The accompanying combined financial statements reflect the combined historical results of operations, financial position and cash flows of the Murphy Oil subsidiaries and certain assets, liabilities, and operating expenses of Murphy Oil that comprise Murphy USA, as described above, as if such companies and accounts had been combined for all periods presented. All significant intercompany transactions and accounts within the combined financial statements have been eliminated.

The assets and liabilities in these combined financial statements have been reflected on a historical basis, as all of the assets and liabilities presented are 100 percent owned by Murphy Oil and represent operations of Murphy USA. The combined statements of income also include expense allocations for certain corporate functions historically performed by Murphy Oil, including allocations of general corporate expenses related to executive

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note A—Description of Business and Basis of Presentation (Contd.)

oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based primarily on specific identification, headcount or computer utilization. Murphy USA’s management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from Murphy Oil, are reasonable. However, these combined financial statements may not include all of the actual expenses that would have been incurred had the Company been a stand-alone company during the periods presented and may not reflect the combined results of operations, financial position and cash flows had the Company been a stand-alone company during the periods presented.

Actual costs that would have been incurred if Murphy USA had been a stand-alone company would depend upon multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The combined results of operations for the three and six months ended June 30, 2013 and 2012 are not necessarily indicative of the results that may be experienced in the future.

In preparing the financial statements of Murphy USA in conformity with accounting principles generally accepted in the United States, management has made a number of estimates and assumptions related to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Interim Financial Information—The interim period financial information presented in these combined financial statements is unaudited and includes all known accruals and adjustments, in the opinion of management, necessary for a fair presentation of the combined financial position of Murphy USA and its results of operations and cash flows for the periods presented. All such adjustments are of a normal and recurring nature. To enhance your understanding of these interim financial statements, see the audited combined financial statements and notes of Murphy USA for the three-years ended December 31, 2012.

Note B—Related Party Transactions

Related-party transactions of the Company include the allocation of certain general and administrative costs from Murphy Oil to the Company and payment of interest expense to Murphy Oil for intercompany payables balances.

General and administrative costs are charged by Murphy Oil to the Company based on management’s determination of such costs attributable to the operations of the Company. However, such related-party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist.

Murphy Oil provides cash management services to the Company. As a result, the Company generally remits funds received to Murphy Oil, and Murphy Oil pays all operating and capital expenditures on behalf of the Company. Such cash transactions are reflected in the change in the Net Investment by Parent.

The Combined Statements of Income include expense allocations for certain functions historically provided to the Company by Murphy Oil. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to the Company by Murphy Oil were allocated to Murphy USA based on relative percentages, as compared to Murphy Oil’s other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated.

Charges for functions historically provided to the Company by Murphy Oil are primarily attributable to Murphy Oil’s performance of many shared services that the Company benefits from, such as treasury, tax, accounting, risk management, legal, internal audit, procurement, human resources, investor relations and information

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note B—Related Party Transactions (Contd.)

technology. Murphy USA also participates in certain Murphy Oil insurance, benefit and incentive plans. The Combined Statements of Income reflect charges from Murphy Oil and its other subsidiaries for these services of $16,091,000 and $19,234,000 for the three months ended June 30, 2013 and 2012, and $36,740,000 and $35,803,000 for the six months ended June 30, 2013 and 2012, respectively. Included in the charges above are amounts recognized for stock-based compensation expense (Note G), as well as net periodic benefit expense associated with the Parent’s retirement plans (Note H).

Included in Interest income in the Combined Statements of Income for the three months ended June 30, 2013 and 2012 was interest income from affiliates of $453,000 and $11,000, respectively. For the six months ended June 30, 2013 and 2012, interest income from affiliates was $727,000 and $24,000, respectively.

Note C—Inventories

Inventories consisted of the following:

(Thousands of dollars)	June 30, 2013	December 31, 2012
Crude oil and blendstocks	$1,330	1,191
Refined products and blendstocks	70,526	75,128
Store merchandise for resale	92,711	96,473
Corn based products	27,626	38,923
Materials and supplies	5,491	5,679

	$197,684	217,394

At June 30, 2013 and December 31, 2012, the replacement cost (market value) of LIFO inventories exceeded the LIFO carrying value by $311,659,000 and $303,344,000, respectively. Corn based products consist primarily of corn, distillers dried grain with solubles (DDGS) and wet distillers grain with solubles (WDGS), and were all valued on a FIFO basis.

Note D—Long-Term Debt

Long-term debt consisted of the following:

(Thousands of dollars)	June 30, 2013	December 31, 2012
Loan for electrical facilities at the Hankinson, North Dakota ethanol plant, 6%, due through 2028	$1,147	1,170
Less current maturities	(47)	(46)

Total long-term debt	$1,100	1,124

Note E—Asset Retirement Obligations

The majority of the ARO recognized by the Company at June 30, 2013 and December 31, 2012 related to the estimated costs to dismantle and abandon certain of its retail gasoline stations. The Company has not recorded an ARO for certain of its marketing assets because sufficient information is presently not available to estimate a range of potential settlement dates for the obligation. These assets are consistently being upgraded and are expected to be operational into the foreseeable future. In these cases, the obligation will be initially recognized in the period in which sufficient information exists to estimate the obligation.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note E—Asset Retirement Obligations (Contd.)

A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligation is shown in the following table.

(Thousands of dollars)	June 30, 2013	December 31, 2012
Balance at beginning of period	$15,401	13,190
Accretion expense	547	980
Liabilities incurred	440	1,231

Balance at end of period	$16,388	15,401

The estimation of future ARO is based on a number of assumptions requiring professional judgment. The Company cannot predict the type of revisions to these assumptions that may be required in future periods due to the availability of additional information.

Note F—Income Taxes

The Company’s effective income tax rate generally exceeds the U.S. Federal statutory tax rate of 35%. The effective tax rate is calculated as the amount of income tax expense divided by income before income tax expense. For the three-month and six-month periods in 2013 and 2012, the Company’s effective tax rates were as follows:

	2013	2012
Three months ended June 30	38.6%	39.6%
Six months ended June 30	39.0%	40.9%

The effective tax rate for the 2013 and 2012 periods exceeded the U.S. Federal tax rate of 35% primarily due to U.S. state tax expense.

Murphy Oil’s tax returns in multiple jurisdictions that include the Company are subject to audit by taxing authorities. These audits often take years to complete and settle. As of June 30, 2013, the earliest year remaining open for audit and/or settlement in the United States is 2009. Although the Company believes that recorded liabilities for unsettled issues are adequate, additional gains or losses could occur in future periods from resolution of outstanding unsettled matters.

Under U.S. GAAP the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. The Company has not recorded any effect for unrecognized income tax benefits for the periods reported.

Note G—Incentive Plans

Costs resulting from all share-based payment transactions are allocated and recognized as an expense in the financial statements using a fair value-based measurement method over the periods that the awards vest. Certain employees of Murphy Oil have received annual grants in the form of Murphy Oil stock options, restricted stock units and other forms of share based payments. Accordingly, the Company has recorded compensation expense

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note G—Incentive Plans (Contd.)

for these plans in accordance with SAB Topic 1-B. All compensation expense related to these plans for full-time employees of the Company has been fully allocated to the Company. For employees whose services cover both the Company and other Murphy Oil entities, the Company records share-based compensation based on the estimated percentage of time spent by each management member providing services to the Company applied to the total share-based compensation of each employee. Amounts recognized in the financial statements by the Company with respect to Murphy Oil’s share-based plans are as follows.

	Six Months Ended June 30,
(Thousands of dollars)	2013	2012
Compensation charged against income before income tax benefit	$4,335	4,915
Related income tax benefit recognized in income	1,517	1,720

These amounts recognized have been based on similar methods to other compensation related expenses (i.e., salaries and other benefits).

Total income tax benefits realized from tax deductions related to stock option exercises under share-based payment arrangements were $492,000 and $1,172,000 for the six months ended June 30, 2013 and 2012, respectively.

Note H—Employee and Retiree Benefit Plans

PENSION AND POSTRETIREMENT PLANS—Murphy Oil has defined benefit pension plans that are principally noncontributory and cover most full-time employees. Upon separation from Murphy Oil, all amounts for these plans related to Murphy USA will be frozen and retained by Murphy Oil. Therefore, the assets and liabilities related to Murphy USA employees in these plans are not included in these financial statements as Murphy USA is considered to be participating in multi-employer benefit plans due to co-mingling of various plan assets. However, the periodic benefit expense for each period includes the expense of the U.S. benefit plans. All U.S. tax qualified plans meet the funding requirements of federal laws and regulations. Murphy Oil also sponsors health care and life insurance benefit plans, which are not funded, that cover most retired U.S. employees. The health care benefits are contributory; the life insurance benefits are noncontributory.

The table that follows provides the components of net periodic benefit expense associated with Company employees for the three and six months ended June 30, 2013 and 2012.

	Three Months Ended June 30,
	Pension Benefits		Other Postretirement Benefits
(Thousands of dollars)	2013	2012	2013	2012
Service cost	$1,202	$1,092	$553	$497
Interest cost	1,143	1,083	374	356
Expected return on plan assets	(1,207)	(981)	—	—
Amortization of prior service cost (benefits)	21	23	(3)	(3)
Recognized actuarial loss	888	765	138	122

Net periodic benefit expense	$2,047	$1,982	$1,062	$972

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note H—Employee and Retiree Benefit Plans (Contd.)

	Six Months Ended June 30,
	Pension Benefits		Other Postretirement Benefits
(Thousands of dollars)	2013	2012	2013	2012
Service cost	$2,600	$2,139	$1,078	$989
Interest cost	1,955	2,153	734	741
Expected return on plan assets	(1,989)	(1,955)	—	—
Amortization of prior service cost (benefits)	39	45	(5)	(5)
Recognized actuarial loss	1,516	1,521	271	254

Net periodic benefit expense	$4,121	$3,903	$2,078	$1,979

U.S. Health Care Reform—In March 2010, the United States Congress enacted a health care reform law. Along with other provisions, the law (a) eliminated the tax free status of federal subsidies to companies with qualified retiree prescription drug plans that are actuarially equivalent to Medicare Part D plans beginning in 2013; (b) imposes a 40% excise tax on high-cost health plans as defined in the law beginning in 2018; (c) eliminated lifetime or annual coverage limits and required coverage for preventative health services beginning in September 2010; and (d) imposed a fee of $2 (subsequently adjusted for inflation) for each person covered by a health insurance policy beginning in September 2010. The new law did not significantly affect the Company’s combined financial statements as of June 30, 2013 and December 31, 2012 and for the three-month and six-month periods ended June 30, 2013 and 2012.

Note I—Financial Instruments and Risk Management

DERIVATIVE INSTRUMENTS—The Company makes limited use of derivative instruments to manage certain risks related to commodity prices. The use of derivative instruments for risk management is covered by operating policies and is closely monitored by the Company’s senior management. The Company does not hold any derivatives for speculative purposes and it does not use derivatives with leveraged or complex features. Derivative instruments are traded primarily with creditworthy major financial institutions or over national exchanges such as the New York Mercantile Exchange (“NYMEX”). To qualify for hedge accounting, the changes in the market value of a derivative instrument must historically have been, and would be expected to continue to be, highly effective at offsetting changes in the prices of the hedged item. To the extent that the change in fair value of a derivative instrument has less than perfect correlation with the change in the fair value of the hedged item, a portion of the change in fair value of the derivative instrument is considered ineffective and would normally be recorded in earnings during the affected period.

The Company is subject to commodity price risk related to corn that it will purchase in the future for feedstock and to wet and dried distillers grain with solubles that it will sell in the future at its ethanol production facilities in the United States. At June 30, 2013 and 2012, the Company had open physical delivery commitment contracts for purchase of approximately 17.2 million and 23.6 million bushels of corn, respectively, for processing at its ethanol plants. For the periods ending June 30, 2013 and 2012, the Company had open physical delivery commitment contracts for sale of approximately 1.4 million and 0.9 million equivalent bushels, respectively, of wet and dried distillers grain with solubles. To manage the price risk associated with certain of these physical delivery commitments which have fixed prices, at June 30, 2013 and 2012, the Company had outstanding derivative contracts with a net volume of approximately 13.4 million and 20.4 million bushels, respectively, that mature at future prices in effect on the expected date of delivery under the physical delivery commitment contracts. Additionally, at June 30, 2013 and 2012, the Company had outstanding derivative contracts to sell 2.3 and 3.2 million bushels of corn and buy them back when certain corn inventories are expected to be processed at

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note I—Financial Instruments and Risk Management (Contd.)

the Hankinson, North Dakota, and Hereford, Texas facilities. The impact of marking to market these commodity derivative contracts increased income before taxes by $1.5 million and reduced income before taxes by $0.3 million for the six months ended June 30, 2013 and 2012, respectively.

At June 30, 2013 and December 31, 2012, the fair value of derivative instruments not designated as hedging instruments are presented in the following table.

	June 30, 2013				December 31, 2012
(Thousands of dollars)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity derivative contracts
	Accounts Receivable	$6,089	Accounts Payable	$4,552	Accounts Receivable	$3,043	Accounts Payable	$102

For the three-month and six-month periods ended June 30, 2013 and 2012, the gains and losses recognized in the combined Statements of Income for derivative instruments not designated as hedging instruments are presented in the following table.

		Gain (Loss)
(Thousands of dollars)	Statement of Income Location	Three Months Ended June 30,		Six Months Ended June 30,
Type of Derivative Contract		2013	2012	2013	2012
Commodity	Fuel and ethanol costs of goods sold	$2,833	1,618	(1,376)	2,263

The Company offsets certain assets and liabilities related to derivative contracts when the legal right of offset exists. Derivative assets and liabilities which have offsetting positions at June 30, 2013 and December 31, 2012 are presented in the following tables.

(Thousands of dollars)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Combined Balance Sheet	Net Amounts of Assets Presented in the Combined Balance Sheet
At June 30, 2013
Commodity derivatives	$5,128	(115)	5,013

At December 31, 2012
Commodity derivatives	$3,111	(2,169)	942

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet
At June 30, 2013
Commodity derivatives	$115	(115)	—

At December 31, 2012
Commodity derivatives	$2,271	(2,169)	102

All commodity derivatives above are corn-based contracts associated with the Company’s two U.S. ethanol plants. Net derivative assets are included in Accounts Receivable presented in the table on the prior page and are

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note I—Financial Instruments and Risk Management (Contd.)

included in Accounts Receivable on the Combined Balance Sheet; likewise, net derivative liabilities in the above table are included in Accounts Payable in the table above and are included in Accounts Payable and Accrued Liabilities on the Combined Balance Sheet. Separate derivative agreements exist for each of the ethanol plants and at June 30, 2013 one plant has a net receivable and the other has a net payable for derivative contracts. These contracts permit net settlement on a plant-specific basis and the Company generally avails itself of this right to settle net. At June 30, 2013 cash deposits of $12.3 million related to commodity derivative contracts were reported in Prepaid Expenses in the Combined Balance Sheet. These cash deposits have not been used to reduce the reported net liabilities on the corn-based derivative contracts at June 30, 2013.

Note J—Other Financial Information

CASH FLOW DISCLOSURES—Cash income taxes paid (collected), net of refunds, were $(6,569,000) and $14,971,000 for the six-month periods ended June 30, 2013 and 2012, respectively. Interest paid was $212,000 and $285,000 for the six-month periods ended June 30, 2013 and 2012, respectively. Noncash reductions to net parent investment related primarily to settlement of income taxes were $1,447,000 and $6,435,000 for the six-month periods ended June 30, 2013 and 2012, respectively.

	Six Months Ended June 30,
(Thousands of dollars)	2013	2012
Accounts receivable	$135,449	$(28,603)
Inventories	19,710	19,338
Prepaid expenses	(2,039)	(17,253)
Accounts payable and accrued liabilities	(117,567)	41,725
Income taxes payable	4,936	(6,491)
Current deferred income tax liabilities	(892)	26

Net decrease in noncash operating working capital	$39,597	$8,742

Note K—Assets and Liabilities Measured at Fair Value

The Company carries certain assets and liabilities at fair value in its Combined Balance Sheets. The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1. Level 3 inputs are unobservable inputs which reflect assumptions about pricing by market participants.

The Company carries certain assets and liabilities at fair value in its Combined Balance Sheets. The fair value measurements for these assets and liabilities at June 30, 2013 and December 31, 2012 are presented in the following table.

(Thousands of dollars)	Fair Value June 30, 2013	Quoted In Active Markets Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Commodity derivative contracts	$6,089	—	6,089	—
Liabilities
Commodity derivative contracts	$(4,552)	—	(4,552)	—

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note K—Assets and Liabilities Measured at Fair Value (Contd.)

		Fair Value Measurements at Reporting Date Listing
(Thousands of dollars)	Fair Value December 31, 2012	Quoted Prices In Active Markets for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Commodity derivative contracts	$3,043	—	3,043	—
Liabilities
Commodity derivative contracts	$(102)	—	(102)	—

At the balance sheet date the fair value of commodity derivatives contracts for corn was determined based on market quotes for No. 2 yellow corn. The change in fair value of commodity derivatives is recorded in Fuel and ethanol cost of goods sold. The carrying value of the Company’s Cash and cash equivalents, Accounts receivable-trade and Trade accounts payable approximates fair value.

The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at June 30, 2013 and December 31, 2012. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes Cash and cash equivalents, Accounts receivable-trade, and Trade accounts payable and accrued liabilities, all of which had fair values approximating carrying amounts. The fair value of Current and Long-term debt was estimated based on rates offered to the Company at that time for debt of the same maturities. The Company has off-balance sheet exposures relating to certain financial guarantees and letters of credit. The fair value of these, which represents fees associated with obtaining the instruments, was nominal.

	At June 30, 2013		At December 31, 2012
(Thousands of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities
Current and long-term debt	$(1,147)	(1,319)	(1,170)	(1,519)

Note L—Contingencies

The Company’s operations and earnings have been and may be affected by various forms of governmental action. Examples of such governmental action include, but are by no means limited to: tax increases and retroactive tax claims; import and export controls; price controls; allocation of supplies of crude oil and petroleum products and other goods; laws and regulations intended for the promotion of safety and the protection and/or remediation of the environment; governmental support for other forms of energy; and laws and regulations affecting the Company’s relationships with employees, suppliers, customers, stockholders and others. Because governmental actions are often motivated by political considerations, may be taken without full consideration of their consequences, and may be taken in response to actions of other governments, it is not practical to attempt to predict the likelihood of such actions, the form the actions may take or the effect such actions may have on the Company.

ENVIRONMENTAL MATTERS AND LEGAL MATTERS—Murphy USA is subject to numerous federal, state and local laws and regulations dealing with the environment. Violation of federal or state environmental laws, regulations and permits can result in the imposition of significant civil and criminal penalties, injunctions and

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note L—Contingencies (Contd.)

other sanctions. A discharge of hazardous substances into the environment could, to the extent such event is not insured, subject the Company to substantial expense, including both the cost to comply with applicable regulations and claims by neighboring landowners and other third parties for any personal injury, property damage and other losses that might result.

The Company currently owns or leases, and has in the past owned or leased, properties at which hazardous substances have been or are being handled. Although the Company believes it has used operating and disposal practices that were standard in the industry at the time, hazardous substances may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where they have been taken for disposal. In addition, many of these properties have been operated by third parties whose management of hazardous substances were not under the Company’s control. Under existing laws the Company could be required to remediate contaminated property (including contaminated groundwater) or to perform remedial actions to prevent future contamination. Certain of these contaminated properties are in various stages of negotiation, investigation, and/or cleanup, and the Company is investigating the extent of any related liability and the availability of applicable defenses. With the sale of the U.S. refineries in 2011, Murphy Oil retained certain liabilities related to environmental matters. Murphy Oil also obtained insurance covering certain levels of environmental exposures. The Company believes costs related to these sites will not have a material adverse effect on Murphy USA’s net income, financial condition or liquidity in a future period.

Certain environmental expenditures are likely to be recovered by the Company from other sources, primarily environmental funds maintained by certain states. Since no assurance can be given that future recoveries from other sources will occur, the Company has not recorded a benefit for likely recoveries at June 30, 2013.

The U.S. Environmental Protection Agency (EPA) currently considers the Company a Potentially Responsible Party (PRP) at one Superfund site. The potential total cost to all parties to perform necessary remedial work at this site may be substantial. However, based on current negotiations and available information, the Company believes that it is a de minimis party as to ultimate responsibility at the Superfund site. Accordingly, the Company has not recorded a liability for remedial costs at the Superfund site at June 30, 2013. The Company could be required to bear a pro rata share of costs attributable to nonparticipating PRPs or could be assigned additional responsibility for remediation at this site or other Superfund sites. The Company believes that its share of the ultimate costs to clean-up this site will be immaterial and will not have a material adverse effect on its net income, financial condition or liquidity in a future period.

Based on information currently available to the Company, the amount of future remediation costs to be incurred to address known contamination sites is not expected to have a material adverse effect on the Company’s future net income, cash flows or liquidity. However, there is the possibility that additional environmental expenditures could be required to address contamination, including as a result of discovering additional contamination or the imposition of new or revised requirements applicable to known contamination.

Since the beginning of fiscal 2007, over 45 class action lawsuits have been filed in federal courts across the country against numerous companies in the petroleum industry. Major petroleum companies and significant retailers in the industry have been named as defendants in these lawsuits. Murphy USA’s subsidiary, Murphy Oil USA, Inc., is a defendant in eight of these cases.

Pursuant to an Order entered by the Joint Panel on Multi-District Litigation, all of the cases, including those in which Murphy Oil USA, Inc. is named, have been transferred to the United States District Court for the District of Kansas and consolidated for all pre-trial proceedings.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note L—Contingencies (Contd.)

The plaintiffs in the lawsuits generally allege that they are retail purchasers who received less motor fuel than the defendants agreed to deliver because the defendants measured the amount of motor fuel they delivered in non-temperature adjusted gallons which, at higher temperatures, contain less energy. These cases seek, among other relief, an order requiring the defendants to install temperature adjusting equipment on their retail motor fuel dispensing devices. In certain of the cases, including some of the cases in which Murphy Oil USA, Inc. is named, plaintiffs also have alleged that because defendants pay fuel taxes based on temperature adjusted 60 degree gallons, but allegedly collect taxes from consumers on non-temperature adjusted gallons, defendants receive a greater amount of tax from consumers than they paid on the same gallon of fuel. The plaintiffs in these cases seek, among other relief, recovery of excess taxes paid and punitive damages. Both types of cases seek compensatory damages, injunctive relief, attorneys’ fees and costs, and prejudgment interest.

The defendants filed motions to dismiss all cases for failure to state a claim, which were denied by the court on February 21, 2008. A number of the defendants, including Murphy Oil USA, Inc., subsequently moved to dismiss for lack of subject matter jurisdiction or, in the alternative, for summary judgment on the grounds that plaintiffs’ claims constitute non-justiciable “political questions.” The Court denied the defendants’ motion to dismiss on political question grounds on December 3, 2009, and defendants request to appeal that decision to the United States Court of Appeals for the Tenth Circuit was denied on August 31, 2010. In May 2010, in a lawsuit in which Murphy Oil USA, Inc. was not a party, the Court granted class certification to Kansas fuel purchasers seeking implementation of automated temperature controls and/or certain disclosures, but deferred ruling on any class for damages. Defendants sought permission to appeal that decision to the Tenth Circuit in June 2010, and that request was denied on August 31, 2010. On November 12, 2011, Defendants in the Kansas case filed a motion to decertify the Kansas classes in light of a new favorable United States Supreme Court decision. On January 19, 2012, the Judge denied the Defendants’ motion to decertify and granted plaintiffs’ motion to certify a class as to liability and injunctive relief aspects of plaintiffs’ claims. The court has continued to deny certification of a damages class. On September 24, 2012, the jury in the Kansas case returned a unanimous verdict in favor of defendants finding that defendants did not violate Kansas law by willfully failing to disclose temperature and its effect on the energy content of motor fuel. On October 3, 2012 the judge in the Kansas case also ruled that defendants’ practice of selling motor fuel without disclosing temperature or disclosing the effect of temperature was not unconscionable under Kansas law. On January 23, 2013, the judge ordered that three cases venued in California be remanded for trial.

At this stage of proceedings, losses are reasonably possible, however, we cannot estimate our loss, range of loss or liability, if any, related to these lawsuits because there are a number of unknown facts and unresolved legal issues that will impact the amount of any potential liability, including, without limitation: (i) whether defendants are required, or even permitted under state law, to sell temperature adjusted gallons of motor fuel; (ii) the amounts and actual temperature of fuel purchased by plaintiffs; and (iii) whether or not class certification is proper in cases to which Murphy Oil USA, Inc. is a party. An adverse outcome in this litigation could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Murphy USA is engaged in a number of other legal proceedings, all of which the Company considers routine and incidental to its business. Based on information currently available to the Company, the ultimate resolution of those other legal matters is not expected to have a material adverse effect on the Company’s net income, financial condition or liquidity in a future period.

INSURANCE—The Company maintains insurance coverage at levels that are customary and consistent with industry standards for companies of similar size. Murphy USA maintains statutory workers compensation insurance with a deductible of $1 million per occurrence. As of June 30, 2013, there are a number of outstanding

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note L—Contingencies (Contd.)

claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are include in Trade account payables and accrued liabilities on the Combined Balance Sheet. While the ultimate outcome of these claims cannot presently be determined, management believes that the accrued liability of $7 million will be sufficient to cover the related liability and that the ultimate disposition of these claims will have no material effect on the Company’s financial position and results of operations.

The Company is insured under Murphy Oil’s insurance policies for occurrences prior to the completion of the distribution. The specifications and insured limits under those policies, however, are at a level consistent with Murphy Oil as a whole. Upon completion of the distribution, the Company expects to obtain comprehensive insurance coverage, but may incur losses that are not covered by insurance or reserves, in whole or in part, and such losses could adversely affect our results of operations and financial position.

TAX MATTERS—Murphy USA is subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities because of these audits may subject us to interest and penalties.

OTHER MATTERS—In the normal course of its business, the Company is required under certain contracts with various governmental authorities and others to provide financial guarantees or letters of credit that may be drawn upon if the Company fails to perform under those contracts. At June 30, 2013, the Company had contingent liabilities of $3,319,000 on outstanding letters of credit. The Company has not accrued a liability in its balance sheet related to these financial guarantees and letters of credit because it is believed that the likelihood of having these drawn is remote.

Note M—Recent Accounting and Reporting Rules

In December 2011, the Financial Accounting Standards Board (FASB) issued an accounting standards update that requires enhanced disclosures about financial instruments and derivative instruments that are either offset in the balance sheet or are subject to an enforceable master netting arrangement or similar agreement. The guidance was effective for all interim and annual periods beginning on or after January 1, 2013. These disclosures are presented in Note I.

In February 2013, the FASB issued an accounting standards update that requires additional disclosures for reclassification adjustments from AOCI. These additional disclosures include changes in AOCI balances by component and significant items reclassified out of AOCI. These disclosures must be presented either on the face of the affected financial statement or in the notes to the financial statements. The disclosures were effective for the Company beginning in the first quarter of 2013 and are to be provided on a prospective basis. The adoption of this standard did not have any impact on the Company’s combined financial statements.

Murphy USA Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note N—Business Segments

		Three Months Ended
		June 30, 2013		June 30, 2012
(Thousands of dollars)	Total Assets at June 30, 2013	External Revenues	Income (Loss)	External Revenues	Income (Loss)
Marketing	$1,690,440	4,759,628	66,553	4,846,569	69,902
Ethanol	152,226	184,325	10,941	143,692	(3,072)

Total operating segment	1,842,666	4,943,953	77,494	4,990,261	66,830
Corporate	54,947	—	133	—	(656)

Total	$1,897,613	4,943,953	77,627	4,990,261	66,174

	Six Months Ended
	June 30, 2013		June 30, 2012
(Thousands of dollars)	External Revenues	Income (Loss)	External Revenues	Income (Loss)
Marketing	9,051,775	89,939	9,400,390	60,631
Ethanol	347,993	9,541	291,566	(5,895)

Total operating segment	9,399,768	99,480	9,691,956	54,736
Corporate	—	194	—	(1,228)

Total	$9,399,768	99,674	9,691,956	53,508